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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. 1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☒

Sky Network Television Limited
(Name of Subject Company)

Not Applicable
(Translation of Subject Company's Name into English (if applicable))

New Zealand
(Jurisdiction of Subject Company's Incorporation or Organization)

Independent Newspapers Limited
(Name of Person(s) Furnishing Form)

Ordinary Shares
(Title of Class of Subject Securities)

Not Applicable
(CUSIP Number of Class of Securities (if applicable))

CT Corporation System, 111 8th Avenue, 13th Floor, New York, NY 10011, (212) 894-8940
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

October 24, 2003
(Date Tender Offer/Rights Offering Commenced)

Total Number of Pages in this Document: 77

PART I – INFORMATION SENT TO SECURITY HOLDERS

Exhibit number	Description
4.	Takeover Offer Document in relation to the full offer by Independent Newspapers Limited for Sky Network Television Limited.
5.	2003 Annual Report for Independent Newspapers Limited.
6.	Press release dated October 24, 2003 announcing the takeover offer by Independent Newspapers for Sky Network Television Limited.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Not applicable.

PART III – CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X was filed by Independent News Limited concurrently with the furnishing of the original Form CB.

PART IV – SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Signature

Sean Wynne, Company Secretary

(Name and Title)

24 October 2003

(Date)

Exhibit 4

Takeover Offer Document in relation to the full offer by Independent Newspapers Limited for Sky Network Television Limited.



FULL OFFER BY

INDEPENDENT NEWSPAPERS LIMITED

to purchase all of the shares and options in

SKY NETWORK TELEVISION LIMITED

24 October 2003

IMPORTANT

If you are in any doubt as to any aspect of this offer, you should consult a person authorised to undertake trading activities by NZX or a financial or legal adviser.

If you have sold all your shares in Sky Network Television Limited, you should immediately hand this offer document and the accompanying acceptance form to the purchaser, or to the person authorised to undertake trading activities by NZX or other agent through whom the sale was made, to be passed to the purchaser.

Important Notice



This Offer Document constitutes an investment statement under the Securities Act 1978 (NZ), and a takeover offer under the New Zealand Takeovers Code and a prospectus for the purposes of the Corporations Act 2001 of Australia.

This Offer Document is therefore required to contain certain information which may not all be relevant to all recipients of the Offer Document.

The Offer date for the purposes of New Zealand law is 24 October 2003.

Before deciding to accept the Offer and receive shares in INL, you should read the entire document. You should seek professional investment advice before deciding whether to accept the Offer. No person is authorised to give any information or make any representation in connection with the Offer which is not contained in this document. Any information or representation not so contained may not be relied on as having been authorised by INL in connection with the Offer for shares in INL.

Restrictions on distribution of this document

This document does not constitute an offer to be issued INL shares in any place in which, or to any person to whom, it would not be lawful to make such an offer. The distribution of this document in jurisdictions outside New Zealand and Australia may be restricted by law and persons who come into possession of this document outside New Zealand and Australia should seek advice on and observe such restrictions. Any failure to comply with restrictions may constitute a violation of applicable securities laws. No action has been taken to register or qualify INL's shares or the Offer, or otherwise to permit a public offering of INL's shares outside New Zealand or Australia. INL is entitled to extend the Offer of INL shares to persons in the United Kingdom in accordance with exemptions relating to takeover offers under the Public Offers of Securities Regulations 1995 and the Financial Services and Markets Act 2000 and in the United States of America in accordance with Rule 802 of the Securities Act 1933.

Notice to United States Investors

This Offer is for the securities of a non-United States company. The Offer is subject to disclosure requirements of a non-United States jurisdiction which are different from those of the United States. Financial statements included in the Offer Document, if any, have been prepared in accordance with non-United States accounting standards that may not be comparable to the financial statements of a United States company.

It may be difficult for United States investors to enforce their rights and any claim that they may have arising under the United States federal securities laws, since INL is located in a country other than the United States, and some or all of its officers or directors are residents of a country or countries other than the United States. Investors may not be able to sue INL or its officers or directors in a non-United States court for violations of the United States securities laws. It may be difficult to compel INL and its affiliates to subject themselves to a United States court's judgment.

Independent Newspapers Limited

24 October 2003

Dear shareholders and optionholders

Offer for the ordinary shares and share options of Sky Network Television Limited

On 28 August 2003 Independent Newspapers Limited (**INL**) announced that it intended to make a full offer (the **Offer**) under the Takeovers Code for all of the fully paid shares in Sky Network Television Limited (**Sky**) not already owned by INL. INL currently holds 66.21% of the shares in Sky.

On behalf of the board of INL, I enclose an Offer to purchase all of your fully and partly paid ordinary shares in Sky and options to acquire ordinary shares in Sky.

SUMMARY OF OFFER

The consideration offered under the Offer is:

- $3.35 in cash for each fully paid Sky share; and
- if you reside in New Zealand, Australia, the United Kingdom or the United States of America, ordinary shares in INL in the ratio of 3 INL shares for every 10 fully paid Sky shares. Entitlements to INL shares will be rounded to the nearest whole number; or
- if you reside in any other jurisdiction, a cash amount as described in clause 2.5 of the Offer Document.

The Offer opens on 24 October 2003 and closes on 5 December 2003 (unless extended).

The Offer is unconditional. INL will send Sky shareholders who accept the Offer their cash and will register their entitlement to INL shares within 3 Business Days of receiving their Acceptance and Transfer Forms.

INL considers that the Offer fully values Sky and is fair to Sky shareholders. Valuing the Offer based on the INL share price, the Offer represents a premium of 2.4% to the Sky share price on 27 August 2003, the day before INL announced its intention to make the Offer. The closing INL share price on 27 August 2003 was $4.27. Using this share price to value the scrip component of the Offer results in a valuation of the Offer of $4.63 per Sky share ($3.35 in cash plus 3 INL shares for every 10 Sky shares). The closing Sky share price on 27 August 2003 was $4.52.

Telecom Corporation of New Zealand Limited (**Telecom**), which owns approximately 12% of Sky, has agreed to accept the Offer. Telecom currently also owns approximately 9% of INL.

INL is also offering to purchase all Sky options to acquire Sky shares and all partly paid Sky Shares (**Employee Securities**). The offer prices for Employee Securities are set out on page 12.

BACKGROUND

Sky is New Zealand's pre-eminent pay television operator. It offers services to customers through either ultra high frequency (**UHF**) or satellite distribution channels. As at 30 June 2003, Sky had 119,321 UHF customers and 423,473 satellite customers. In the year ended 30 June 2003, Sky reported total revenue of $391.3 million and a net surplus of $0.7 million.

In addition to the shares INL holds in Sky, INL holds approximately $754 million in cash and short-term deposits as a result of the sale of its New Zealand publishing business to Fairfax New Zealand Limited (**Fairfax**), a wholly-owned subsidiary of John Fairfax Holdings Limited. INL has agreed to sell the Geelong Advertiser and associated assets (the **Geelong Assets**), its remaining newspaper businesses, to News Limited (**News**) for $64 million. Once this transaction has been completed, which is expected to occur on 31 October 2003, INL will hold approximately $818 million in cash and short-term deposits, less any consideration paid under the Offer. Its only other material asset will be its shareholding in Sky.

Level 8, Majestic Centre, 100 Willis Street, PO Box 2595, Wellington, New Zealand. Telephone: 64 4 496 9800, Fax: 64 4 496 9853

INL believes that the consolidation of INL and Sky and the distribution of INL's surplus capital are logical next steps for both companies.

PLANS FOLLOWING CLOSE

If, as a result of the Offer and compulsory acquisition, INL reaches 100% ownership of Sky, INL plans to amalgamate with Sky and Mercer Investments Limited (**Mercer**) - INL's wholly-owned subsidiary that holds 66.21% of Sky. It is intended that the amalgamated company would be renamed as Sky Network Television Limited. Its sole business activity would be the business of Sky.

If INL does not achieve 100% ownership of Sky as a result of the Offer (in which case the amalgamation of Sky, INL and Mercer, would not occur) INL will hold the further Sky shares it acquires under the Offer.

If INL does not receive sufficient acceptances under the Offer to allow it to compulsorily acquire all outstanding Sky shares, INL will not purchase further Sky shares at a price higher than the price under the Offer for a period of at least 12 months from the date of the Offer.

Irrespective of the outcome of the Offer, INL intends to apply for a listing and the quotation of its ordinary shares on the ASX.

CAPITAL REDUCTION

INL intends to distribute surplus capital to INL shareholders (including those INL shareholders who acquire shares by accepting the Offer) regardless of the outcome of the Offer. INL intends to distribute the maximum amount of surplus capital which it is possible to distribute in a tax-efficient manner having regard to INL's remaining cash and short-term deposits, the level of INL's available subscribed capital immediately prior to the distribution and INL's operational requirements. The capital distribution will require shareholder and court approval and is expected to occur in March 2004.

If INL succeeds in acquiring 100% of Sky, INL expects to make a distribution of capital of approximately $375 million, which equates to approximately 81 cents per INL share.

If INL does not initially succeed in acquiring 100% of Sky, INL plans to make a distribution of capital of between $340 million and $375 million, or between approximately 78 and 83 cents per INL share. Following that distribution of capital, INL would hold between approximately $125 million and $320 million in cash. The INL board will then consider alternative methods of distributing the residual cash.

To accept this Offer please complete the enclosed Acceptance and Transfer Form and return it in the reply paid envelope as soon as possible.

I commend the Offer to you and recommend that you accept it.

Ken Cowley

Ken Cowley AO
EXECUTIVE CHAIRMAN
INDEPENDENT NEWSPAPERS LIMITED

Contents

Defined terms used in this Offer Document are set out on page 17

Important Information

(THE INFORMATION IN THIS SECTION IS REQUIRED UNDER THE SECURITIES ACT 1978)

Investment decisions are very important. They often have long-term consequences. Read all documents carefully. Ask questions. Seek advice before committing yourself.

CHOOSING AN INVESTMENT

When deciding whether to invest, consider carefully the answers to the following questions that can be found in the Investment Statement contained in Appendix 1 of this Offer Document on the pages noted below:

In addition to the information contained in the Investment Statement and in this Offer Document, important information can also be found in the current registered Prospectus for the investment. You are entitled to a copy of that Prospectus on request.

Important Information

(CONTINUED)

CHOOSING AN INVESTMENT ADVISER

You have the right to request from an investment adviser a written disclosure statement stating his or her experience and qualifications to give advice. That document will tell you:

- whether the adviser gives advice only about particular types of investments; and
- whether the advice is limited to the investments offered by 1 or more particular financial organisations; and
- whether the adviser will receive a commission or other benefit from advising you.

You are strongly encouraged to request that statement. An investment adviser commits an offence if he or she does not provide you with a written disclosure statement within five working days of your request. You must make the request at the time the advice is given or within one month of receiving the advice.

In addition:

- if an investment adviser has any conviction for dishonesty or has been adjudged bankrupt, he or she must tell you this in writing; and
- if an investment adviser receives any money or assets on your behalf, he or she must tell you in writing the methods employed for this purpose.

Tell the adviser what the purpose of your investment is. This is important because different investments are suitable for different purposes.

Summary of Offer

On 28 August 2003, Independent Newspapers Limited (**INL**) announced that it would make a full offer under the Takeovers Code for all of the fully paid ordinary shares in Sky Network Television Limited (**Sky**) not already held by INL.

The key terms of the Offer are:

OFFER PRICE

The consideration offered for Sky shares is:

- $3.35 in cash for each fully paid Sky share; and
- for shareholders who reside in New Zealand, Australia, the United Kingdom or the United States of America, ordinary shares in INL in the ratio of 3 INL shares for every 10 fully paid Sky shares. In determining the total number of INL shares to be issued to a Sky shareholder, fractional numbers of shares less than and including 0.5 will be rounded down to the nearest whole number and fractional numbers above 0.5 will be rounded up to the nearest whole number; or
- for shareholders who are resident in any other jurisdiction (**Foreign Exempt Shareholders**), a cash amount equal to the greater of:
  - the proceeds of sale of INL shares to which those Foreign Exempt Shareholders would otherwise have been entitled; and
  - an amount equal to the weighted average sale price of other INL shares traded on the day of the actual sale (this is explained further in clause 2.5 of this Offer Document),

  less brokerage at a rate of 0.35%.

INL is also offering to purchase all Sky options to acquire Sky shares and all partly paid Sky shares (**Employee Securities**). The consideration offered for Employee Securities is:

- in the case of Sky options to acquire Sky shares, the relevant cash amount specified in the following table:

Tranche	*Grant date*	*Expiry Date*	*Exercise price*	*Offer price per option*
1	17 December 1997	17 December 2007	$2.10	$2.90
2	30 February 1998	30 January 2005	$2.10	$2.60
4	14 April 2001	14 November 2010	$2.80	$2.70
5	14 April 2001	1 January 2011	$3.00	$2.60
6	29 August 2001	29 November 2007	$3.55	$1.85
7	15 November 2001	15 November 2008	$3.62	$1.95

Summary of Offer

(CONTINUED)

- in the case of partly paid Sky shares:
  - $1.26 in cash for each partly paid Sky share; and
  - ordinary shares in INL in the ratio of 3 INL shares for every 10 partly paid Sky shares. In determining the total number of INL shares to be issued to a Sky shareholder, fractional numbers of shares less than and including 0.5 will be rounded down to the nearest whole number and fractional numbers above 0.5 will be rounded up to the nearest whole number.

Where partly paid Sky shares are paid in full before acceptance of this Offer, holders of those shares who accept the Offer will receive the full cash and INL share consideration set out in clause 2.1(a) of this Offer Document.

Grant Samuel & Associates Limited has been appointed as independent adviser for the purposes of certifying that, in its opinion, the consideration and terms offered for the Employee Securities are fair and reasonable in comparison with the consideration and terms offered for the Sky shares. A copy of Grant Samuel & Associates Limited's full report is included as Appendix 2 to this Offer Document.

NO CONDITIONS

The Offer is unconditional.

PAYMENT

Accepting Sky shareholders will be paid the consideration under the Offer by INL issuing shares and sending cheques to accepting shareholders within three Business Days of receipt of their acceptance.

CLOSING DATE

The Offer closes at 5.00 p.m. on 5 December 2003 (the **Closing Date**). The Offer may be extended as permitted by the Takeovers Code.

SMALL SHAREHOLDINGS

If, by accepting this Offer, your resulting holding of shares in INL will be less than 100 shares, you will not be issued INL shares but will be paid a cash equivalent determined in accordance with the Takeovers Code (Unmarketable Parcels) Exemption Notice 2003. For further details see page 14.

OTHER TERMS

Detailed terms of the Offer are set out on pages 11 to 16 of this document.

Detailed terms of the ordinary shares in INL offered as partial consideration and INL's intentions following the Offer are set out on pages 30 to 54 of the Investment Statement attached as Appendix 1 to this Offer Document.

How to accept this Offer

To accept the Offer by INL, you should complete the Acceptance and Transfer Form enclosed with this Offer Document in accordance with the instructions set out in the Acceptance and Transfer Form. You should then deliver or mail the Acceptance and Transfer Form in the enclosed reply paid envelope to:

Computershare Investor Services Limited
Level 2, 159 Hurstmere Road, Takapuna
Private Bag 92119, Auckland 1020

If you have sold all your Sky shares or Employee Securities please send this Offer Document and all enclosures (including the Acceptance and Transfer Form) immediately to the new Sky shareholder or Employee Security holder or Sky requesting that they be forwarded to the new shareholder or Employee Security holder.

If you have sold some of your Sky shares or Employee Securities please alter the total holding on the Acceptance and Transfer Form to the number of Sky shares or Employee Securities which you have retained and forward the amended Acceptance and Transfer Form in the reply paid envelope supplied. Please also request the broker through whom you made the sale to advise the purchaser or purchasers of your Sky shares or Employee Securities of this Offer and that copies of it are available from the Registrar, Computershare Investor Services Limited, Level 2, 159 Hurstmere Road, Takapuna, Private Bag 92119, Auckland 1020 and advise Computershare Investor Services Limited of the number of Sky shares or Employee Securities sold and the broker concerned.

Upon receipt of the amended Acceptance and Transfer Form, INL will recalculate the amount of cash and ordinary shares in INL comprising your consideration to reflect the number of Sky shares or Employee Securities held by you.

IMPORTANT

ACCEPTANCES MUST BE RECEIVED BY
5.00 P.M. ON 5 DECEMBER 2003
(SUBJECT TO CLAUSE 1.2(A) OF THIS OFFER)

Terms of the Offer

Full Offer by Independent Newspapers Limited in relation to Sky Network Television Limited dated 24 October 2003.

To: The shareholders and Employee Security holders of Sky Network Television Limited

1 THE OFFER

1.1 Independent Newspapers Limited (**INL**) hereby offers to acquire, on the terms set out in this Offer Document, all of the fully paid ordinary shares (**Sky shares**) in Sky Network Television Limited (**Sky**) and all of the Employee Securities (together being all voting securities) not already held by INL.

1.2 This Offer is made on the following terms:

a Unless this Offer is withdrawn in accordance with the Takeovers Code and every person is released from every obligation incurred under the terms of it, or it lapses in accordance with its terms, this Offer remains open for acceptance until and including the closing date of 5 December 2003 at 5.00 p.m. INL may extend the Offer Period, subject to the provisions of the Takeovers Code. The date of expiry of the Offer (as it may be extended from time to time (if at all)) is referred to as the **Closing Date**.

b This Offer is unconditional.

c This Offer is open for acceptance by any person who holds Sky shares or Employee Securities, whether acquired before or after the date of this Offer, upon production of satisfactory evidence of such person's entitlement to those Sky shares or Employee Securities.

d The enclosed Acceptance and Transfer Form comprises part of this Offer. That Acceptance and Transfer Form duly completed may be treated by INL as a valid acceptance of this Offer.

e The Sky shares and Employee Securities are to be acquired free from all liens, charges, mortgages and encumbrances of any kind whatsoever, but together with all rights attaching to them, including the right to all dividends and other distributions arriving after or by reference to a date occurring on or after a date upon which settlement of this Offer occurs in accordance with clause 5.

1.3 This Offer is also made subject to the further terms set out in clauses 2 to 6 and to the Takeovers Code.

2 CONSIDERATION

2.1 The consideration offered is:

a for Sky shares:

- $3.35 in cash for each Sky share; and
- for shareholders who reside in New Zealand, Australia, the United Kingdom or the United States of America, ordinary shares in INL in the ratio of 3 INL shares for every 10 fully paid Sky shares. In determining the total number of INL shares to be issued to a Sky shareholder, fractional numbers of shares less than and including 0.5 will be rounded down to the nearest whole number and fractional numbers above 0.5 will be rounded up to the nearest whole number; or
- for shareholders who are Foreign Exempt Shareholders, a cash amount as described in clause 2.5.

b for Employee Securities:

i in the case of Sky options to acquire Sky shares the amount specified in the following table:

Tranche	Grant date	Expiry Date	Exercise price	Offer price per option
1	17 December 1997	17 December 2007	$2.10	$2.90
2	30 February 1998	30 January 2005	$2.10	$2.60
4	14 April 2001	14 November 2010	$2.80	$2.70
5	14 April 2001	1 January 2011	$3.00	$2.60
6	29 August 2001	29 November 2007	$3.55	$1.85
7	15 November 2001	15 November 2008	$3.62	$1.95

ii in the case of partly paid Sky shares:

- $1.26 in cash for each partly paid Sky share; and
- ordinary shares in INL in the ratio of 3 INL shares for every 10 partly paid Sky shares. In determining the total number of INL shares to be issued to a Sky shareholder, fractional numbers of shares less than and including 0.5 will be rounded down to the nearest whole number and fractional numbers above 0.5 will be rounded up to the nearest whole number.

Where partly paid Sky shares are paid in full before acceptance of this Offer, holders of those shares who accept the Offer will receive the full cash and INL share consideration set out in clause 2.1(a) of this Offer.

Further information about INL and its shares is set out on pages 30 to 54 of the Investment Statement attached as Appendix 1.

2.2 The cash consideration for the Offer will be sent by ordinary mail to any acceptor of this Offer not later than three Business Days after the date on which the Acceptance and Transfer Form and any other supporting documentation required pursuant to the Offer is received.

2.3 The consideration in the form of shares in INL will be deemed to have been received by acceptors of this Offer upon issue of the relevant shares to such acceptors by the entry into the INL share register of the name(s) of the acceptor(s) as the holders of the relevant number of INL shares. Such entry will occur not later than three Business Days after the date on which the Acceptance and Transfer Form and any other supporting documentation required pursuant to the Offer is received.

2.4 If the consideration for the Offer is not sent within the period specified in clauses 2.2 and 2.3 to any acceptor of this Offer, that acceptor may withdraw his or her acceptance of the Offer by giving notice in writing to INL, provided the acceptor has first given INL seven days' written notice of their intention to do so. This right to withdraw acceptance of the Offer will not apply if the acceptor receives the consideration during the seven day notice period referred to in the previous sentence.

2.5 In accordance with the Takeovers Code (Independent Newspapers Limited) Exemption Notice 2003 if a person is a Foreign Exempt Shareholder, then that person will not be entitled to be issued any INL shares if they accept the Offer. Instead, INL will issue and allot the INL shares to which each Foreign Exempt Shareholder would otherwise have been entitled to First NZ Capital Securities (the **Nominee**) who has been appointed by INL. The Nominee has agreed to then sell the INL shares as soon as reasonably practicable and in a manner consistent with the terms of this Offer relating to payment of consideration. Under the terms of the exemption notice, INL will pay Foreign Exempt Shareholders a cash amount equal to the greater of:

a the proceeds of sale of the INL shares; and

b an amount equal to the weighted average sale price of an INL share traded on the day of the actual sale of the shares by the Nominee (excluding any shares sold by the Nominee) multiplied by the number of shares sold by the Nominee.

Payment of the relevant amount, net of brokerage of 0.35%, plus the cash consideration under the Offer will be made in New Zealand dollars in the manner set out in clause 2.2. INL will indemnify each Foreign Exempt Shareholder against any losses suffered by the Foreign Exempt Shareholder as a result of the failure of the Nominee to perform its obligations in a proper manner.

2.6 A shareholding of less than 100 INL shares is considered to be an unmarketable parcel. Therefore, a shareholder who holds less than 332 Sky shares, by accepting the Offer, may end up holding less than a marketable parcel of INL shares unless the shareholder already holds INL shares. If, at the time of acceptance of the Offer, a shareholder holds less than 332 Sky shares and no other INL shares, then that shareholder will not be issued INL shares but will be paid a cash equivalent per INL share which that shareholder would otherwise have received determined in accordance with the Takeovers Code (Unmarketable Parcels) Exemption Notice 2003 plus the cash consideration under the Offer. The cash equivalent to be paid under this clause 2.6 in respect of each INL share to which the shareholder would otherwise have received under the Offer will be the weighted average of the closing prices of INL shares on the NZSX over the period of the five trading days immediately preceding the date that is five days before the first date when consideration is sent to any offeree who has accepted the Offer. While the amount to be paid in respect of each INL share is, as at the date of this Offer, unable to be exactly determined, the weighted average of the closing prices of INL shares on the NZSX over the period of the five trading days from 23 September 2003 to 29 September 2003 was $4.55.

2.7 A Foreign Exempt Shareholder who accepts this Offer holding less than 332 Sky shares will receive, as the sole consideration under this Offer, the cash equivalent determined in accordance with the Takeovers Code (Unmarketable Parcels) Exemption Notice 2003, as further described in clause 2.6 above.

2.8 The Offer of INL shares is also made pursuant to the Investment Statement and the Prospectus. A copy of the Investment Statement is attached as Appendix 1 to this Offer Document. Copies of the Prospectus may be obtained, free of charge, from the Registrar, at the address set out below.

3 HOW TO ACCEPT THIS OFFER

3.1 If you wish to accept this Offer, you need only:

a complete the enclosed Acceptance and Transfer Form in accordance with the instructions set out in the Acceptance and Transfer Form; and

b return the completed Acceptance and Transfer Form in the enclosed reply paid envelope as soon as possible, but in any event so as to be received by the Registrar not later than the Closing Date. If the reply paid envelope has been mislaid or if you are mailing from outside New Zealand, please deliver or mail your acceptance to:

Computershare Investor Services Limited
Level 2, 159 Hurstmere Road, Takapuna
Private Bag 92119, Auckland 1020

3.2 INL may, in its discretion, treat any Acceptance and Transfer Form as valid notwithstanding that it does not comply with this clause 3, and may, in its discretion, rectify any errors in, or omissions from, any Acceptance and Transfer Form (including by correcting details of the number of Sky shares you hold). INL will determine, in its sole discretion, all questions relating to documents, including the validity, eligibility, time of receipt and effectiveness of an acceptance of the Offer. The determination of INL will be final and binding on all parties.

3.3 Acceptance of this Offer by a Sky shareholder or an Employee Security holder constitutes a contract between that acceptor and INL on the terms of this Offer. Other than in the circumstances set out in clause 2.4, acceptances of this Offer are irrevocable and you may not withdraw your acceptance during the time this Offer is open for acceptance, whether or not there has been any permissible variation of this Offer in accordance with the Takeovers Code.

3.4 Notwithstanding clause 3.3, INL shall be released from its obligations under this Offer, and arising from acceptance of this Offer, if this Offer is withdrawn with the consent of the Takeovers Panel.

4 NOTICES

4.1 Notice to Sky, the Takeovers Panel and NZX advising that this Offer is withdrawn in accordance with the Takeovers Code or has lapsed in accordance with its terms, in each case, will be deemed to be notice to all Sky shareholders and Employee Security holders and will be deemed to be given on the day of notification to NZX.

4.2 Notice of any variation of the Offer will be sent to each Sky shareholder and Employee Security holder, Sky, the Takeovers Panel and NZX in accordance with the Takeovers Code unless (and to the extent that) such notice is not required to be given by the Takeovers Code.

5 METHOD OF SETTLEMENT

5.1 No acknowledgement of the receipt of acceptances of this Offer will be issued.

5.2 If the Acceptance and Transfer Form is in order (or in INL's discretion, is treated as valid or is rectified in accordance with clause 3.2), then a cheque for the cash amount payable to you and, where relevant, advice on the allotment of INL shares will be posted to you by ordinary mail at the address contained in the Acceptance and Transfer Form within the period specified in clauses 2.2 and 2.3.

5.3 By completing the Acceptance and Transfer Form and accepting this Offer you will be deemed to:

a represent and warrant to INL that title to each of your Sky shares or Employee Securities will be transferred to INL free of all charges, liens, mortgages, encumbrances and adverse interests and claims of any kind, but together with all rights attaching to them, including the right to all dividends and other distributions arriving after or by reference to a date occurring on or after a date upon which settlement of this Offer occurs in accordance with this clause 5;

b represent and warrant to INL that you have full power and capacity to sell and transfer the Sky shares or Employee Securities; and

c authorise INL to advise Sky and/or its share registrar of the details of your acceptance of the Offer and to note the Sky securities register with that acceptance.

5.4 INL will present all Acceptance and Transfer Forms to Sky for registration upon receipt.

5.5 All cheques, shareholder statements, Acceptance and Transfer Forms and other documents to be delivered or sent by or to a holder of Sky shares or Employee Securities will be delivered or sent by or to that holder at that holder's own risk.

6 MISCELLANEOUS

6.1 The following terms have the following meanings when used in this Offer Document unless the context otherwise requires:

Acceptance and Transfer Form means the acceptance and transfer form enclosed with and forming part of this Offer Document.

ASIC means the Australian Securities and Investments Commission.

ASX means the Australian stock exchange.

Business Day means a day on which the NZSX is open for trading.

CBA means Commonwealth Bank of Australia.

Closing Date means 5.00 p.m. on 5 December 2003 or such later date as determined in accordance with the Takeovers Code.

Employee Securities means all Sky options to acquire Sky shares and all partly paid Sky shares and **Employee Security** means any of them.

Fairfax means Fairfax New Zealand Limited.

Foreign Exempt Shareholder means:

(a) any holders of shares in Sky on the record date for Offer whose address in Sky's share register is outside New Zealand, the United States of America, the United Kingdom and Australia; or

(b) any legal or beneficial holder of shares in Sky who does not reside in New Zealand, the United States of America, the United Kingdom or Australia.

Geelong Assets means the Victoria, Australia based newspaper business that publishes the *Geelong Advertiser*, *Geelong News*, *The Echo* and several monthly magazines.

Independent Adviser's Report means the report by Grant Samuel Associates Limited attached as Appendix 2 to this Offer Document.

INL means Independent Newspapers Limited ARBN 099 992 426, a company incorporated in New Zealand.

Investment Statement means the INL investment statement prepared in accordance with the Securities Act 1978 and attached as Appendix 1 to this Offer Document.

Mercer means Mercer Investments Limited.

News means News Limited and where the context requires, includes its wholly-owned subsidiaries.

Nominee means the nominee, appointed by INL to sell INL shares in accordance with clause 2.5, being First NZ Capital Securities.

NZSX means the New Zealand stock exchange.

Terms of the Offer
(CONTINUED)

NZX means New Zealand Exchange Limited.

Offer means the takeover offer set out in this Offer Document.

Offer Document means this offer document prepared in accordance with the Takeovers Code.

Offer Period means the period beginning on the date of the Offer and ending on the Closing Date.

Prospectus means the INL prospectus prepared in accordance with the Securities Act 1978 in relation to the Offer.

Registrar means Computershare Investor Services Limited.

Sky means Sky Network Television Limited, a company incorporated in New Zealand.

Sky Shares means fully paid ordinary shares in Sky.

Takeovers Code mean the takeovers code recorded in the Takeovers Code Approval Order 2000 (SR 2000/210).

Takeovers Panel means the takeovers panel established by the Takeovers Act 1993.

Telecom means Telecom Corporation of New Zealand Limited.

Todd means Todd Communications Limited.

6.2 In this Offer Document:

a Except if expressly defined in this document, or where the context requires otherwise, terms defined in the Takeovers Code shall have the same meaning in this Offer Document.

b A reference to the Takeovers Code includes any applicable exemption notices issued pursuant to the Takeovers Act 1993.

c All sums of money referred to in this Offer are in New Zealand currency.

d This Offer and any contract arising from it shall be governed by and construed in accordance with the laws of New Zealand.

e All references to statutes are references to New Zealand legislation unless otherwise stated.

f All times referred to in this Offer are New Zealand times unless otherwise stated.

g The singular includes the plural and vice versa unless the context otherwise requires.

h Headings are for convenience only and do not affect the interpretation of this Offer or any form.

INDEPENDENT NEWSPAPERS LIMITED

Certificate

To the best of our knowledge and belief, after making proper inquiry, the information contained in this Offer Document is, in all material respects, true and correct and not misleading, whether by omission of any information or otherwise, and includes all the information required to be disclosed by INL under the Takeovers Code.

Signed by the persons named below or their respective agents authorised in writing.

K E Cowley AO
Executive Chairman
Independent Newspapers Limited

S Wynne
Company Secretary
Independent Newspapers Limited

P J Macourt
Director
for and on behalf of the board of
Independent Newspapers Limited

J M Hunn
Director
for and on behalf of the board of
Independent Newspapers Limited

Information Required by Schedule 1 to the Takeovers Code

The information required by Schedule 1 to the Takeovers Code, is set out below:

1 **Date**

The Offer is dated 24 October 2003.

2 **Offeror and its Directors**

Offeror:

Independent Newspapers Limited

Level 8, Majestic Centre

100 Willis Street

Wellington

New Zealand

Directors of Independent Newspapers Limited:

Robert William Bryden

Malcolm Robert Colless

Kenneth Edward Cowley

Theresa Elizabeth Gattung

John Murray Hunn

Peter John Macourt

Sir Colin James Maiden

Sandra Mary Moran

Humphry John Davy Rolleston

Mark John Verbiest (as alternate to Theresa Gattung)

Peter Floyd Wylie

3 **Name of Target Company**

Sky Network Television Limited

4 **Offer terms**

The terms and conditions of the Offer are set out on pages 11 to 16 of this Offer Document.

Information Required by Schedule 1 to the Takeovers Code

(CONTINUED)

5 **Ownership of equity securities of Target Company**

The table below sets out the numbers, designations and percentages of equity securities of any class of Sky held or controlled by:

a INL; and

b any related company of INL; and

c any person acting jointly or in concert with INL; and

d any director of any of the persons described in paragraphs (a) to (c); and

e any other person holding or controlling more than 5% of the equity securities of Sky if within the knowledge of INL.

Name	*Description*	*Number of equity securities held or controlled*	*Type of equity security*	*Percentage of class*
INL	Offeror and person controlling more than 5%	257,918,296	Ordinary	66.21%
Mercer (a wholly-owned subsidiary of INL)	Related company of INL and person holding and controlling more than 5%	257,918,296	Ordinary	66.21%
Telecom	Person holding and controlling more than 5%	46,743,515	Ordinary	12.00%
Commonwealth Bank of Australia	Person controlling more than 5%	19,522,700	Ordinary	5.02%
CJ and JM Malden	Director	5,000	Ordinary	<0.01%

Except as disclosed above, as far as INL is aware, no other person of the kind referred to in clauses 5(a) – (e) above holds or controls equity securities of Sky.

6 **Trading in Target Company equity securities**

To the best of INL's knowledge, information and belief none of the persons referred to in clause 5(a) to (e) above have acquired or disposed of equity securities in Sky in the six month period before the date of this Offer.

Commonwealth Bank of Australia (**CBA**) controls more than 5% of the total Sky shares, as set out in a substantial security holder notice dated 6 August 2003 filed by CBA. On the basis of information provided in that notice, CBA held an interest in 9,984,916 Sky shares at 24 April 2003 and has been accumulating interests in Sky shares at or about market prices since that date. At the date of the notice, CBA had an interest in 19,552,700 Sky shares (5.02% of the total Sky shares). Copies of the notice are available from NZX or the Registrar on request.

7 Agreements to accept offer

Telecom has agreed to sell all of the Sky shares it holds to INL under the Offer. The material terms of that agreement are as follows:

- Telecom has agreed to sell the 46,743,515 Sky shares that it owns to INL under the Offer if notice of the Offer is filed by no later than 15 October 2003 and the Offer is made and despatched to all shareholders by no later than 31 October 2003.
- INL has agreed that it will include statements in this Offer that it will not acquire any shares in Sky at a price higher than the price it pays under the Offer, for a 12 month period from the date of the Offer.
- INL has agreed that it will effect an amalgamation of INL and Sky as soon as practicable following Sky becoming INL's 100% wholly-owned subsidiary.
- INL has agreed that it will include statements in this Offer that it will institute a court and shareholder approved capital reconstruction procedure as soon as reasonably practicable following the close of the Offer that will result in surplus capital in INL being distributed to INL shareholders (including those persons who become INL shareholders by accepting the Offer) in a tax-effective manner. INL has also agreed that it will include statements in this Offer that it will distribute any surplus capital that cannot initially be distributed in a tax-effective manner, at a time when that surplus capital can be distributed in a tax-effective manner, as soon as practicable after INL reaches 100% ownership of Sky.

Other than as disclosed above, no person has agreed conditionally or unconditionally to accept the Offer.

8 Arrangements to pay consideration

8.1 INL confirms that resources will be available to it sufficient to meet the consideration to be provided on full acceptance of the Offer and to pay any debts incurred in connection with the Offer (including debts arising under Rule 49 of the Takeovers Code).

8.2 Where INL shares are to be issued as consideration under the Offer those shares will be issued by INL directly to accepting Sky shareholders. INL has taken all corporate action necessary to enable it to issue its shares in accordance with the terms and conditions of this Offer.

8.3 A statement setting out the rights of each Sky shareholder under Rule 34 of the Takeovers Code, to withdraw acceptances for non-payment by INL of the consideration, is set out in clause 2.4 of this Offer Document.

9 No arrangements between Offeror and Target Company

No agreement or arrangement (whether legally enforceable or not) has been made, or is proposed to be made, between INL or any associates of INL, and Sky or any related company of Sky, in connection with, in anticipation of, or in response to, this Offer.

10 No arrangements between Offeror, and directors and officers of Target Company

No agreement or arrangement (whether legally enforceable or not) has been made, or is proposed to be made, between INL or any associates of INL, and any of the directors or senior officers of Sky or of any related company of Sky (including any payment or other benefit proposed to be made or given by way of compensation for loss of office, or as to their remaining in or retiring from office) in connection with, in anticipation of, or in response to, this Offer.

11 Financial assistance

No agreement or arrangement has been made, or is proposed to be made, under which Sky or any related company of Sky will give (directly or indirectly) financial assistance for the purpose of, or in connection with, this Offer.

12 Market acquisitions of securities

None of INL, its related companies, any person acting jointly or in concert with INL or any director of such parties has a present intention to acquire equity securities in Sky under Rule 36 of the Takeovers Code during the Offer Period.

13 Likelihood of changes in Target Company

The INL board does not currently propose to make any material changes in respect of the business activities of Sky and its subsidiaries.

Information Required by Schedule 1 to the Takeovers Code

(CONTINUED)

14 Pre-emption clauses in Target Company's Constitution

There is no restriction on the right to transfer equity securities to which the Offer relates contained in the constitution of Sky which has the effect of requiring the holders of securities to offer the securities for purchase to shareholders of Sky or to any other person before transferring the securities.

15 No escalation clause

There is no agreement or arrangement (whether legally enforceable or not) under which:

- any existing holder of equity securities in Sky will or may receive in relation to, or as a consequence of, the Offer any additional consideration or other benefit over and above the consideration set out in the Offer; or
- any prior holder of equity securities in Sky will or may receive any consideration or other benefit as a consequence of the Offer.

16 Independent Adviser's Report

Grant Samuel & Associates Limited has been appointed as independent adviser for the purposes of certifying that, in its opinion, the consideration and terms offered for the Employee Securities are fair and reasonable in comparison with the consideration and terms offered for the Sky shares. A copy of Grant Samuel and Associates Limited's full report is included as Appendix 2 to this Offer Document. The directors of Sky are required to obtain a report from an independent adviser on the merits of this Offer under Rule 21 of the Takeovers Code.

17 Additional disclosures required if consideration includes securities

The consideration offered under the Offer includes securities (within the meaning of the Securities Act 1978), the issuer of which is a public issuer that has a class of equity securities that has been quoted on the NZSX for at least 12 months before the date of the Offer, being the ordinary shares in INL offered by way of partial consideration under the Offer. However, INL is not required to include the information required under clause 18 of the First Schedule to the Takeovers Code because INL is required by the Securities Act 1978 to register a prospectus in relation to those securities.

A copy of the Prospectus relating to the ordinary shares in INL being issued as part consideration under the Offer is registered with the Companies Office and is available on request from:

Computershare Investor Services Limited
Level 2, 159 Hurstmere Road, Takapuna
Private Bag 92119, Auckland 1020

Appendix 1: Investment Statement

INDEPENDENT NEWSPAPERS LIMITED

INVESTMENT STATEMENT

DATED 24 OCTOBER 2003

for an offer of ordinary shares in

INDEPENDENT NEWSPAPERS LIMITED

in connection with the proposed acquisition of

SKY NETWORK TELEVISION LIMITED

IMPORTANT NOTICE

This Investment Statement has been prepared as at 24 October 2003 in accordance with the Securities Act 1978. In addition to this Investment Statement, a Prospectus dated 10 October 2003 has been registered with the Registrar of Companies in relation to the ordinary shares offered in Independent Newspapers Limited

Appendix 1: Summary

On 28 August 2003 Independent Newspapers Limited (**INL**) announced that it intended to make a full offer (the **Offer**) under the Takeovers Code for all of the fully paid shares in Sky Network Television Limited (**Sky**) not already owned by INL. INL currently holds 66.21% of the shares in Sky.

BACKGROUND

Sky is New Zealand's pre-eminent pay television operator. It offers services to customers through either ultra high frequency (**UHF**) or satellite distribution channels. As at 30 June 2003, Sky had 119,321 UHF customers and 421,473 satellite customers. In the year ended 30 June 2003, Sky reported total revenue of $391.3 million and a net surplus of $0.7 million.

In addition to the shares INL holds in Sky, INL holds approximately $754 million in cash and short-term deposits as a result of the sale of its New Zealand publishing business to Fairfax New Zealand Limited (**Fairfax**), a wholly-owned subsidiary of John Fairfax Holdings Limited. INL has agreed to sell the Geelong Advertiser and associated assets (the **Geelong Assets**), its remaining newspaper businesses, to News Limited (**News**) for $64 million. Once this transaction has been completed, which is expected to occur on 31 October 2003, INL will hold approximately $818 million in cash and short-term deposits, less any consideration paid under the Offer. Its only other material asset will be its shareholding in Sky.

INL believes that the consolidation of INL and Sky and the distribution of INL's surplus capital are logical next steps for both companies.

SUMMARY OF OFFER

The consideration offered under the Offer is:

- $3.35 in cash for each fully paid Sky share; and
- if you reside in New Zealand, Australia, the United Kingdom or the United States of America, ordinary shares in INL in the ratio of 3 INL shares for every 10 fully paid Sky shares. Entitlements to INL shares will be rounded to the nearest whole number; or
- if you reside in any other jurisdiction, a cash amount as described in clause 2.5 of the Offer Document.

The Offer opens on 24 October 2003 and closes on 5 December 2003 (unless extended).

The Offer is unconditional. INL will send Sky shareholders who accept the Offer their cash and will register their entitlement to INL shares within 3 Business Days of receiving their Acceptance and Transfer Forms.

INL considers that the Offer fully values Sky and is fair to Sky shareholders. Valuing the Offer based on the INL share price, the Offer represents a premium of 2.4% to the Sky share price on 27 August 2003, the day before INL announced its intention to make the Offer. The closing INL share price on 27 August 2003 was $4.27. Using this share price to value the scrip component of the Offer results in a valuation of the Offer of $4.63 per Sky share ($3.35 in cash plus 3 INL shares for every 10 Sky shares). The closing Sky share price on 27 August 2003 was $4.52. Telecom Corporation of New Zealand Limited (**Telecom**), which owns approximately 12% of Sky, has agreed to accept the Offer. Telecom currently also owns approximately 9% of INL.

INL is also offering to purchase all Sky options to acquire Sky shares and all partly paid Sky shares (**Employee Securities**). The offer prices for Employee Securities are set out on page 30.

This Investment Statement relates solely to the INL shares to be issued to those Sky shareholders (holding either fully paid or partly paid Sky shares) who accept the Offer. It does not relate to the cash consideration provided under the Offer as part consideration for the Sky shares or for the Employee Securities.

PLANS FOLLOWING CLOSE

If, as a result of the Offer and compulsory acquisition, INL reaches 100% ownership of Sky, INL plans to amalgamate with Sky and Mercer Investments Limited (**Mercer**) - INL's wholly-owned subsidiary that holds 66.21% of Sky. It is intended that the amalgamated company would be renamed as Sky Network Television Limited. Its sole business activity would be the business of Sky.

If INL does not achieve 100% ownership of Sky as a result of the Offer (in which case the amalgamation of Sky, INL and Mercer, would not occur) INL will hold the further Sky shares it acquires under the Offer.

If INL does not receive sufficient acceptances under the Offer to allow it to compulsorily acquire all outstanding Sky shares, INL will not purchase further Sky shares at a price higher than the price under the Offer for a period of at least 12 months from the date of the Offer.

Irrespective of the outcome of the Offer, INL intends to apply for a listing and the quotation of its ordinary shares on the ASX.

CAPITAL REDUCTION

INL intends to distribute surplus capital to INL shareholders (including those INL shareholders who acquire shares by accepting the Offer) regardless of the outcome of the Offer. INL intends to distribute the maximum amount of surplus capital which it is possible to distribute in a tax-efficient manner having regard to INL's remaining cash and short-term deposits, the level of INL's available subscribed capital immediately prior to the distribution and INL's operational requirements. The capital distribution will require shareholder and court approval and is expected to occur in March 2004.

If INL succeeds in acquiring 100% of Sky, INL expects to make a distribution of capital of approximately $375 million, which equates to approximately 81 cents per INL share.

If INL does not initially succeed in acquiring 100% of Sky, INL plans to make a distribution of capital of between $340 million and $375 million, or between approximately 78 and 83 cents per INL share. Following that distribution of capital, INL would hold between approximately $125 million and $320 million in cash. The INL board will then consider alternative methods of distributing the residual cash.

GENERAL

The purpose of this Investment Statement is to provide certain key information that is likely to:

- assist you as a prudent but non-expert person to decide whether or not to accept the Offer; and
- bring to the attention of prospective investors the fact that other important information about the INL shares is available in other documents, including the registered Prospectus.

This Investment Statement is prepared pursuant to the Securities Act 1978 and the Securities Regulations 1983, in reliance on the Securities Act (Takeovers) Exemption Notice 2001.

Detailed terms of the Offer are set out in the Offer Document of which this Investment Statement forms part. The Offer Document sets out the terms of the Offer. The Offer Document also contains instructions on how to accept the Offer.

INDEPENDENT NEWSPAPERS LIMITED
Appendix 1: Summary
(CONTINUED)

Copies of the Prospectus may be obtained, free of charge, from:

Computershare Investor Services Limited
Level 2, 159 Hurstmere Road, Takapuna
Private Bag 92119, Auckland 1020

Capitalised terms used in this Investment Statement are defined on page 66 of this Investment Statement.

A DETAILS OF OFFER

The consideration offered under the Offer for fully paid Sky shares is:

- $3.35 in cash for each fully paid Sky share; and
- for shareholders who reside in New Zealand, Australia, the United Kingdom or the United States of America, ordinary shares in INL in the ratio of 3 INL shares for every 10 fully paid Sky shares. In determining the total number of INL shares to be issued to a Sky shareholder, fractional numbers of shares less than and including 0.5 will be rounded down to the nearest whole number and fractional numbers above 0.5 will be rounded up to the nearest whole number; or
- for shareholders who are resident in any other jurisdiction (**Foreign Exempt Shareholders**), a cash amount equal to the greater of:
  - the proceeds of sale of INL shares to which those Foreign Exempt Shareholders would otherwise have been entitled; and
  - an amount equal to the weighted average sale price of other INL shares traded on the day of the actual sale (this is explained further in clause 2.5 of the Offer Document),

  less brokerage at a rate of 0.35%.

The consideration offered for Employee Securities is:

- in the case of Sky options to acquire Sky shares, the relevant cash amount specified in the following table:

Tranche	*Grant date*	*Expiry Date*	*Exercise price*	*Offer price per option*
1	17 December 1997	17 December 2007	$2.10	$2.90
2	30 February 1998	30 January 2005	$2.10	$2.60
4	14 April 2001	14 November 2010	$2.80	$2.70
5	14 April 2001	1 January 2011	$3.00	$2.60
6	29 August 2001	29 November 2007	$3.55	$1.85
7	15 November 2001	15 November 2008	$3.62	$1.95

- in the case of partly paid Sky shares:
  - $1.26 in cash for each partly paid Sky share; and
  - fully paid ordinary shares in INL in the ratio of 3 INL shares for every 10 partly paid Sky shares. In determining the total number of INL shares to be issued to a Sky shareholder, fractional numbers of shares less than and including 0.5 will be rounded down to the nearest whole number and fractional numbers above 0.5 will be rounded up to the nearest whole number.

  Where partly paid Sky shares are paid in full before acceptance of this Offer, holders of those shares who accept the Offer will receive the full cash and INL share consideration set out in clause 2.1(a) of the Offer Document.

INL considers that the Offer fully values Sky and is fair to Sky shareholders. Valuing the Offer based on the INL share price, the Offer represents a premium of 2.4% to the Sky share price on 27 August 2003, the day before INL announced its intention to make the Offer. The closing INL share price on 27 August 2003 was $4.27. Using this share price to value the scrip component of the Offer results in a valuation of the Offer of $4.63 per Sky share ($3.35 in cash plus 3 INL shares for every 10 Sky shares). The closing Sky share price on 27 August 2003 was $4.52.

The Offer opens on 24 October 2003 and is scheduled to close on 5 December 2003.

The Offer is unconditional. INL will send Sky shareholders who accept the Offer their cash and will register their entitlement to INL shares within 3 Business Days of receiving their Acceptance and Transfer Forms.

Telecom, which owns approximately 12% of Sky, has agreed to accept the Offer. Telecom currently also owns approximately 9% of INL. If INL acquires 100% of Sky, Telecom will own approximately 11% of INL. Telecom's agreement to accept the Offer requires INL to include statements in the Offer documents that:

- INL will not acquire shares in Sky at a price higher than that to be paid under the Offer for a period of twelve months from the date of the Offer, being 24 October 2003;
- INL will effect an amalgamation of INL and Sky as soon as practicable following Sky becoming INL's 100% wholly-owned subsidiary; and

- following the close of the Offer, INL will proceed with a share cancellation by way of a High Court approved and shareholder approved scheme of arrangement to distribute as much of its surplus capital as can be distributed in a tax-effective manner. INL Shares issued pursuant to the Offer will participate in such distribution.

Following the completion of the Offer, if INL acquires at least 90% of the shares in Sky it will proceed to acquire the remaining shares under the compulsory acquisition provisions of the Takeovers Code. It expects to complete the compulsory acquisition process within one month of the close of the Offer, i.e. by January 2004. If and when INL owns all the Sky shares, INL will amalgamate with Sky and Mercer. INL intends that the amalgamated company, to be renamed Sky Network Television Limited, will be listed on the NZSX and the ASX.

Because the Offer is unconditional, at the close of the Offer INL will have increased its shareholding in Sky but may not own all of the shares in Sky. INL will be able to compulsorily acquire all of the shares in Sky only if acceptances under the Offer enable INL to increase its shareholding in Sky to at least 90%.

B KEY DATES

Indicative key dates and events are as follows.

10 October	Notice of Offer filed with Sky, Takeovers Panel and NZX
24 October	Offer sent to Sky shareholders
5 December	Close of Offer
	Compulsory acquisition commences if INL holds 90% or more of Sky's shares

INL may extend the Offer in accordance with the Takeovers Code.

C FUTURE INL SHAREHOLDING STRUCTURE

Assuming that INL achieves a full takeover of Sky, it will issue approximately 39.5 million shares to Sky shareholders as partial consideration. This will result in a dilution of approximately 8.5% in the holdings of existing INL shareholders.

The charts below compare INL's current shareholding structure to that expected following the takeover, assuming INL acquires 100% of Sky.

Pre-Offer shareholding structure

Source: INL share register



NEWS	45%
TODD	15%
TELECOM	9%
OTHER	31%

Post-Offer shareholding structure

Source: INL and Sky share registers



NEWS	41%
TODD	11%
TELECOM	11%
OTHER	34%

Note: Percentages do not add to 100% due to rounding

If INL acquires all of the shares in Sky under the Offer, INL will have approximately 462.9 million shares outstanding (compared to 423.4 million shares as at 30 June 2003) and minority shareholders in Sky will own approximately 8.5% of INL.

D RATIONALE FOR THE OFFER

In April 2003, INL agreed to sell most of its publishing assets to Fairfax for $1.188 billion in cash. The sale was completed on 30 June 2003.

Following the sale and debt repayment, INL held a cash balance of $770 million as at 30 June 2003. The INL board decided unanimously that moving to full ownership of Sky and returning surplus capital to shareholders in a tax-efficient manner is the best way to use the cash and establish a logical ownership structure for INL and Sky.

INL has been a shareholder in Sky since 1997. In August 1997, INL acquired a 48% stake that was diluted to 40% following the initial public offering of the company in December 1997. INL subsequently increased its shareholding to its current level of 66.21% through a series of purchases between 1999 and 2001.

Notwithstanding its desire to acquire all of the shares in Sky, INL intends to continue to hold its controlling stake in Sky if the Offer falls short of this target.

E PLANS FOLLOWING CLOSE

Telecom has agreed to accept the Offer in respect of its holding of approximately 12% of Sky. Once INL purchases Telecom's Sky shares, it will own in excess of 78% of Sky and needs to further acquire less than 12% of Sky to reach 90% and then proceed to compulsory acquisition. The Offer is due to close on 5 December 2003. Following the close of the Offer, INL's strategy will depend on whether it holds 90% or more of the Sky shares.

INL holds 90% or more of the Sky shares

If INL owns 90% or more of the Sky shares, it will compulsorily acquire the remaining shares in Sky. It expects to complete this process within one month of the close of the Offer, i.e. in January 2004. If and when it controls 100% of the shares in Sky, INL intends to amalgamate with Sky and Mercer. The amalgamation requires either the approval of holders of the capital notes issued by Sky or prior repayment of those capital notes. The new company will be renamed as Sky Network Television Limited. Sky's shares will be delisted from the NZSX and ASX. INL intends to obtain a listing on the ASX in addition to its current listing on the NZSX.

INL also intends to undertake a distribution of surplus capital as described in section F.

The sole business activity of the amalgamated company would be the business of Sky.

INDEPENDENT NEWSPAPERS LIMITED
Appendix 1: Information for Investors
(CONTINUED)

INL holds less than 90% of the Sky shares

If INL owns less than 90% of the Sky shares following the close of the Offer, it intends to continue to operate as it does at present, holding a controlling stake in Sky. Sky will remain a separate listed company controlled by INL. In addition to shares in Sky, INL would hold between approximately $500 million and $660 million in cash.

INL also intends to undertake a distribution of surplus capital of between approximately $340 million and $375 million, as described in section F. Following the distribution, INL would have residual cash of approximately $125 million to $320 million.

Under the agreement between INL and Telecom, INL has committed not to acquire further shares in Sky at a price higher than that to be paid under the Offer for a period of 12 months from the date of the Offer.

F RETURN OF CAPITAL TO INVESTORS

INL intends to distribute surplus capital to INL shareholders (including those INL shareholders who acquire shares by accepting the Offer) regardless of the outcome of the Offer, as soon as reasonably practicable after the close of the Offer. INL intends to distribute the maximum amount of surplus capital which it is possible to distribute in a tax-efficient manner having regard to INL's remaining cash and short-term deposits, the level of INL's available subscribed capital immediately prior to the distribution and INL's operational requirements. The capital distribution will require shareholder and court approval and is expected to occur in March 2004.

INL intends to undertake the distribution of surplus capital regardless of the number of acceptances under the Offer.

- If INL succeeds in acquiring 100% of Sky, INL expects to make a distribution of capital of approximately $375 million, which equates to approximately 81 cents per INL share.
- If INL does not initially succeed in acquiring 100% of Sky, INL plans to make a distribution of capital of between $340 million and $375 million, or between approximately 78 and 83 cents per INL share.

The distribution of surplus capital will be structured as a distribution to all INL shareholders by way of a pro rata share cancellation. This will preserve all INL shareholders' proportionate voting entitlements. INL proposes to carry out the distribution pursuant to a court-sanctioned scheme of arrangement that will require the approval of INL shareholders. INL shares issued to Sky shareholders who accept the Offer will participate in this distribution.

INL has taken advice in relation to the level of this proposed distribution of surplus capital and will seek confirmation from the Commissioner of Inland Revenue that it does satisfy the capital reduction rules and is not a dividend for New Zealand tax purposes. Ultimately the level of surplus capital distributed will be dependent upon this confirmation.

INL currently expects that the return of capital will occur by early March 2004, assuming that the Offer closes as scheduled.

Indicative key dates and events are as follows.

December	Initial orders from High Court sought for scheme of arrangement for capital return
January 2004	Compulsory acquisition completed
	Amalgamation of Sky, Mercer and INL
January 2004	Notice sent to INL shareholders of meeting to approve scheme of arrangement
February 2004	INL shareholder meeting to approve scheme of arrangement
Early March 2004	Final orders from High Court sought and scheme of arrangement completed
	Capital distributed to INL shareholders

If INL does not initially succeed in acquiring 100% of Sky, as noted above, INL plans to make a distribution of capital of between approximately $340 million and $375 million. Following that distribution of capital, INL would hold between approximately $125 million and $320 million in cash. The INL board will then consider alternative methods of distributing the residual cash.

G PROSPECTIVE FINANCIAL INFORMATION

Following the completion of the Offer and the proposed sale of the Geelong Assets, INL's only material assets will be a substantial majority, or all, of the shares in Sky and cash. Accordingly, INL's future financial performance will depend primarily on the future financial performance of Sky.

At the date of this Investment Statement, Sky has not released any current forecast or other prospective financial information about its business. Accordingly, INL considers that there are no reasonable grounds to provide prospective financial information about INL.

H PRO FORMA UNAUDITED STATEMENT OF FINANCIAL POSITION

The following pro forma unaudited statement of financial position has been compiled to present an estimate of the financial position of INL as at 30 June 2003 on the basis that:

- the Geelong Assets had been sold to News as at 30 June 2003 on the same terms and for the same consideration as applying in the proposed transaction, with the gain on sale recognised in the 2003 financial year; and
- INL had acquired 33.79% of the shares in Sky, including the Telecom shareholding, to achieve a 100% shareholding as at 30 June 2003, on the basis of the Offer (referred to below as "100% Sky shareholding").

The pro forma unaudited statements of financial position has been prepared to provide a comparison to the actual financial position of INL as at 30 June 2003, as presented in the 2003 Annual Report of INL. The pro forma unaudited statement of financial position does not purport to reflect the expected future performance of INL.

The following principal assumptions have been made in compiling the pro forma unaudited statement of financial position:

1 Geelong Assets (being the Geelong publishing assets and liabilities) were sold for $64 million on 30 June 2003 with the gain on sale recognised in the 2003 financial year;

2 The Australian group debt of A$8 million has not been repaid as at 30 June 2003;

3 Group tax balances have not been adjusted for any potential adjustments arising from the Geelong Assets sale;

4 INL acquires 100% ownership of Sky on 30 June 2003 on the terms and for the consideration set out in the Offer and using an assumed INL share price of $4.55 (the closing price on 29 September 2003); and

5 Fair value adjustments are not recorded against the assets and liabilities acquired from Sky as a result of the increase in ownership to 100%.

Based on these assumptions, INL's assets would have consisted of 100% ownership of the Sky business and the surplus cash. Accordingly, the pro forma unaudited statement of financial position for INL reflects the 2003 June year actual statement of financial position for Sky and the impact of the surplus cash on INL's financial position.

PARTICULAR ACCOUNTING POLICIES

The accounting policies applied are consistent with those in INL's 2003 financial statements.

100% SKY SHAREHOLDING

Pro forma statement of financial position

As at 30 June 2003 — *In NZ$ millions*

	INL Group Including Sky 30 June 2003 Audited	Adjustments Unaudited	Pro forma INL Group Including Sky 30 June 2003 Unaudited	Ref	Sky 30 June 2003 Audited
Current Assets					
Cash, Bank & Short Term Deposits	783	(396)	387	i	12
Receivables & Prepayments	57	(4)	53	ii	40
Inventories & Programming Rights	41	(0)	41		41
Income Tax Assets	8	(1)	7	ii	0
Total Current Assets	889	(401)	488		93
Current Liabilities					
Payables & Accruals	106	(4)	102	ii	93
Borrowings due within one year	19	0	19		19
Total Current Liabilities	125	(4)	121		112
Non-Current Assets					
Fixed Assets	354	(4)	350	ii	350
Intangibles	689	565	1,254	iii	34
Total Non-Current Assets	1,043	561	1,604		384
Net Funds Employed	1,807	164	1,971		365
Term Liabilities					
Borrowings	318	0	318		308
Total Term Liabilities	318	0	318		308
Shareholders' Funds					
Share Capital	461	180	641	iv	292
Asset Revaluation Reserve	14	(14)	0	ii	0
Retained Surplus (Deficit)	1,004	8	1,012	v	(236)
Currency Translation Reserve	(9)	9	0	ii	1
Equity attributable to Minority Shareholders	19	(19)	0	vi	0
Total Shareholders' Funds	1,489	164	1,653		57
Total Term Liabilities and Equity	1,807	164	1,971		365

Note: The Sky 30 June 2003 audited position, incorporated in the INL Group position, is presented for information purposes only.

INDEPENDENT NEWSPAPERS LIMITED

Appendix 1: Information for Investors
(CONTINUED)

ADJUSTMENTS TO INL 30 JUNE 2003 AUDITED FINANCIAL POSITION:

i Comprises cash consideration for the 33.79% of Sky shares (Assumption 4), the net cash received on the sale of the Geelong Assets (Assumption 1) and repayment of the Geelong intercompany receivables.

ii Reflects sale of the Geelong Assets (Assumption 1) and resultant transfer of the Asset Revaluation Reserve and Currency Translation Reserve to retained surplus.

iii Increase in intangibles following the acquisition of the remaining Sky shares (Assumption 4) offset by the removal of the Geelong masthead (Assumption 1).

iv Additional INL shares issued in part consideration for the 33.79% of Sky shares at a cost of $4.55 per INL share (Assumption 4).

v Adjustment to retained earnings to reflect the sale transaction (Assumption 1).

vi Reduction in minority interest as INL owns 100% of Sky (Assumption 4).

100% SKY SHAREHOLDING POST CAPITAL DISTRIBUTION

As discussed in section F, INL intends to distribute its surplus cash to shareholders by way of a pro rata share cancellation as soon as practicable after the close of the Offer. The pro forma unaudited statement of financial position above excludes the impact of this proposed distribution. The pro forma statement of financial position, should the proposed distribution of approximately $375 million be made, would be as follows:

100% SKY SHAREHOLDING POST CAPITAL DISTRIBUTION (Continued)

Pro forma statement of financial position

As at 30 June 2003 | *In NZ$ millions*

	Pro forma INL 30 June 2003 Unaudited	Capital Distribution Unaudited	Pro forma INL Post-Dist. Unaudited
Current Assets			
Cash, Bank & Short Term Deposits	387	(375)	12
Receivables & Prepayments	53	0	53
Inventories & Programming Rights	41	0	41
Income Tax Assets	7	0	7
Total Current Assets	488	(375)	113
Current Liabilities			
Payables & Accruals	102	0	102
Borrowings due within one year	19	0	19
Total Current Liabilities	121	0	121
Non-Current Assets			
Fixed Assets	350	0	350
Intangibles	1,254	0	1,254
Total Non-Current Assets	1,604	0	1,604
Net Funds Employed	1,971	(375)	1,596
Term Liabilities			
Borrowings	318	0	318
Total Term Liabilities	318	0	318
Shareholders' Funds			
Share Capital	641	(145)	496
Asset Revaluation Reserve	0	0	0
Retained Surplus (Deficit)	1,012	(230)	782
Currency Translation Reserve	0	0	0
Equity attributable to Minority Shareholders	0	0	0
Total Shareholders' Funds	1,653	(375)	1,278
Total Term Liabilities and Equity	1,971	(375)	1,596

The capital distribution has been allocated across share capital and retained surplus in proportion to the ratio each bears to total shareholders' funds.

I FUTURE DIVIDEND POLICY AND CAPITAL STRUCTURE

INL has maintained a policy of paying dividends to shareholders and paid a final dividend for the year to 30 June 2003 of five cents per share on 26 September 2003.

Following the sale of the publishing assets, the company's only material assets are:

- cash;
- the Geelong Assets which INL has agreed to sell to News for $64 million; and
- its shareholding in Sky.

Assuming that INL acquires all of the Sky shares, the companies are amalgamated and capital returned to shareholders, INL's only material assets will be 100% of Sky and a small amount of cash. The company's ability to pay future dividends to shareholders will depend on the cashflow available from Sky.

Sky has historically not paid dividends as it has only recently reached the point of producing sustainable profits. If Sky remains a separate listed company, it is not clear when the company would be in a position to pay dividends. However, after Sky's most recent earnings announcement, Sky's management was reported to state that it is considering the most effective way to return capital to shareholders and expects to make an announcement on this within the next year.

INL intends to ensure that the cashflow generated by Sky continues to be used for purposes that are most beneficial to shareholders. This will include an appropriate balance between the company's requirements for funding growth initiatives with shareholders' desire for regular dividends.

Following its return of capital to shareholders, INL will hold only a small amount of cash and it will have Australian group debt of A$8 million. Accordingly, the capital structure of the company after the amalgamation will be determined by Sky's capital structure at the time of the amalgamation. At 30 June 2003 Sky held $12.1 million in cash. Its borrowings comprised $111.1 million in capital notes and a bank facility drawn to $148 million. The capital notes have an election date of 15 October 2006. Based on Sky's market capitalisation as at 29 September 2003, this capital structure would give the amalgamated company a net debt to market enterprise value ratio of approximately 11%.

Appendix 1: Information for Investors
(CONTINUED)

J MANAGEMENT TEAM AND BOARDS OF DIRECTORS

Sky

The current directors of Sky are:

Marko Bogoievski

Robert William Bryden

Albert Barrie Downey

John Michael Fellet

John Bernard Hart

Peter John Macourt

Brett Christopher Sutton
(as alternate for Robert Bryden)

Peter Floyd Wylie

INL

The current directors of INL are:

Robert William Bryden

Malcolm Robert Colless

Kenneth Edward Cowley

Theresa Elizabeth Gattung

John Murray Hunn

Peter John Macourt

Sir Colin James Maiden

Sandra Mary Moran

Humphry John Davy Rolleston

Mark John Verbiest
(as alternate for Theresa Gattung)

Peter Floyd Wylie

Profiles of Sky's senior management are set out below.

John Fellet, Chief Executive Officer

John Fellet joined Sky as Chief Operating Officer in 1991. He was appointed as Chief Executive in January 2001 and as a director in April 2001. Mr Fellet holds a Bachelor of Arts degree in Accounting from Arizona State University. He has 20 years of experience in the pay television industry, including 10 years with Tele-Communications Inc. in the United States of America.

Jason Hollingworth, Chief Financial Officer & Company Secretary

Jason Hollingworth joined Sky as Chief Financial Officer in 2002. Mr Hollingworth holds a Master of Commerce degree from Canterbury University and is a chartered accountant. He has 15 years of experience in corporate finance related activities.

Appendix 1: Answers to Important Questions

1 WHAT SORT OF INVESTMENT IS THIS?

The transaction

Under the Offer, INL is offering to acquire all of the Sky shares and Employee Securities from Sky security holders that it does not already own. Sky shareholders who accept the Offer will receive, in consideration for the transfer of their Sky shares to INL, $3.35 in cash for each Sky share and INL shares in the ratio of 3 INL shares for 10 Sky shares. Holders of Employee Securities who accept the Offer will receive, in consideration for the transfer of Employee Securities to INL, the cash amount per Employee Security specified in clause 2.1(b) on page 43 of the Offer Document.

Further details of the Offer are set out in the section "Information for Investors".

INL ordinary shares

The securities being offered as partial consideration under the Offer are fully paid ordinary shares in the capital of INL.

Each INL share entitles the holder to:

- one vote on a poll at a meeting of INL shareholders;
- an equal participation with other INL shares in any dividend declared by INL;
- an equal participation with other INL shares in the residual assets on liquidation of INL;
- be sent reports, notices of meetings and other information sent to shareholders; and
- any other rights as an INL shareholder conferred by INL's constitution and the Companies Act 1993.

Further details of the rights and obligations of INL shareholders are set out in the INL constitution.

2 WHO IS INVOLVED IN PROVIDING IT FOR ME?

The issuer of the INL shares is Independent Newspapers Limited, which has its registered office at Level 8, Majestic Centre, 100 Willis Street, Wellington, New Zealand.

INL incorporated on 10 December 1906 and is registered under the Companies Act 1993. It is a public company currently listed on the NZX with its ordinary shares quoted on the NZSX.

Appendix 1: Answers to Important Questions
(CONTINUED)

As at the date of this Investment Statement, INL's material assets comprise a 66.21% interest in Sky, the Geelong Assets and cash.

Until 30 June 2003, INL's principal business was publishing. This business included a significant number of New Zealand newspaper and magazine titles described further below. That publishing business was sold to Fairfax on 30 June 2003 for the sum of $1.188 billion in cash. After repaying debt, INL held $770 million in cash (as at 30 June 2003).

INL's print media operations originated from The Wellington Publishing Company Limited (**WPC**), founded in 1906 to publish Wellington's morning daily, The Dominion. In 1970 WPC made a successful takeover bid for Truth (NZ) Limited and the following year acquired Independent Publishers Limited, owner of the Waikato Times. In 1972 WPC acquired Blundell Bros Limited, publisher of Wellington's Evening Post. Later that year WPC changed its name to Independent Newspapers Limited.

Some of the oldest newspapers in New Zealand joined the INL stable in the next two decades, including The Evening Standard (1980), The Southland Times (1984), The Timaru Herald (1985) and The Press (1987). In 1989 INL acquired Taranaki Newspapers Limited and part of NZ News Limited, including the Auckland Star, the Sunday Star and Suburban Newspapers in Auckland, New Zealand's largest group of free community newspapers. The Auckland Star was subsequently closed down.

In 1990 INL acquired Gordon & Gotch magazine distributors in Australia and New Zealand and their allied business and regional newspapers in Victoria, Australia. These operations were bought from major INL shareholder, News.

INL's South Island expansion continued in 1993 when it acquired the Nelson Evening Mail (since renamed The Nelson Mail), The Marlborough Express (in 1998) and a number of small community newspapers.

Having established a strong newspaper publishing network, INL turned its interests to building a magazine division in New Zealand with publications focussing on home, family and outdoor leisure activities (including homes, gardening, fishing, boating) and motoring magazines.

INL's development has also included divestment of some investments and assets. Newspaper investments in the United States, having been established over a 10 year period, were sold in July 1998 and the company's investment in Terabyte Interactive Limited, an internet website design business, was sold in 1999. Gordon & Gotch Australia Limited was sold in July 1999.

Appendix 1: Answers to Important Questions
(CONTINUED)

INL invested in Sky in 1997, following which Sky was publicly floated and listed on the NZSX. At the time of listing INL held 40.2% of Sky. This holding was increased to 66.21% in 2001.

As noted above, on 30 June 2003, following shareholder approval, INL's extensive New Zealand newspaper, magazine and distribution interests were sold to Fairfax .

INL has agreed to sell the Geelong Assets to News, with settlement of this transaction proposed to occur on 31 October 2003.

3 WHAT WILL THIS COST ME?

INL wishes to acquire 100% of the fully paid Sky shares (being all of the voting securities in Sky) and 100% of the Employee Securities. In order to receive the INL shares, Sky shareholders must sell their Sky shares under the Offer.

The terms of offer of INL shares for Sky shares are set out in clause 2 of the Offer Document and is summarised in the section entitled "Summary" on pages 26 and 27 of this Investment Statement.

A description of the consideration offered for Sky shares and Employee Securities is set out in the Offer Document and in this Investment Statement in the "Summary" on pages 26 and 27. INL is offering $3.35 in cash for each fully paid Sky share plus INL shares in the ratio of 3 INL shares for every 10 fully paid Sky shares. In addition, for each Sky option INL will pay the cash amount specified in the table set out in clause 2.1(b)(i) on page 12 of the Offer Document and for each partly paid Sky share, INL will pay the amount specified in clause 2.1(b)(ii) on page 12 of the Offer Document.

Instructions on how to accept the Offer are set out in the Offer Document under the section entitled "How to Accept this Offer" on page10.

To accept the Offer by INL, you should complete the Acceptance and Transfer Form enclosed with the Offer Document in accordance with the instructions set out in the Acceptance and Transfer Form. You should then deliver or mail the Acceptance and Transfer Form in the enclosed reply paid envelope to:

Computershare Investor Services Limited
Level 2, 159 Hurstmere Road, Takapuna
Private Bag 92119, Auckland 1020

If you have sold all your Sky shares please send the Offer Document and all enclosures (including the Acceptance and Transfer Form) immediately to the new Sky shareholder or Sky requesting that they be forwarded to the new shareholder.

If you have sold some of your Sky shares or exercised or paid up any of your Employee Securities please alter the total holding on the Acceptance and Transfer Form to the number of Sky shares or Employee Securities which you have retained and forward the amended Acceptance and Transfer Form in the reply paid envelope supplied to the address stated above. Please also request the broker through whom you made the sale to advise the purchaser or purchasers of your Sky shares or Employee Securities of this Offer and that copies of it are available from the Registrar, Computershare Investor Services Limited, Level 2, 159 Hurstmere Road, Takapuna, Private Bag 92119, Auckland 1020 and advise Computershare Investor Services Limited of the number of Sky shares sold or Employee Securities exercised or paid up and the broker concerned, where relevant.

Upon receipt of the amended Acceptance and Transfer Form, INL will recalculate the amount of cash and ordinary shares in INL comprising your consideration to reflect the number of Sky shares or Employee Securities held by you at the time of acceptance.

4 WHAT ARE THE CHARGES?

No brokerage is to be paid by persons who are directly allotted INL shares pursuant to the Offer. Foreign Exempt Shareholders will be charged a brokerage fee of 0.35% of the proceeds of sale of INL shares that would otherwise have been allotted to an accepting Foreign Exempt Shareholder. The brokerage will be paid to First NZ Capital Securities, acting as the Nominee (the **Nominee**) to receive and sell INL shares for Foreign Exempt Shareholders. The Foreign Exempt Shareholder will receive the relevant proceeds in New Zealand currency after deducting brokerage at a rate of 0.35%, as set out in clause 2.5 of the Offer Document. Shares will not be directly issued to Foreign Exempt Shareholders.

You will not be required to pay any charges on application, to any party in connection with this Offer. INL will pay all its costs in connection with the Offer including legal and accounting fees, issue management expenses and printing and distribution costs. The expenses of the Offer are estimated to be $2,000,000 (plus GST). In addition, INL may be required to pay some of the costs of Sky and of the directors of Sky pursuant to Rule 49 of the Takeovers Code.

Should you wish to sell any INL shares once issued to you, you may be required to pay brokerage charges to the sharebroker who organises such sale for you (such charges are set by the sharebroker).

5 WHAT RETURNS WILL I GET?

The information below should be read in conjunction with the information set out on pages 49 to 52 under "What are my risks?". Certain events could reduce or eliminate the returns expected to be derived from holding INL shares.

The returns on INL shares may arise through selling those INL shares or through dividends or distributions paid in relation to those INL shares.

The key factors that will determine the amount of any returns on the INL shares are gains and losses in the market price of the INL shares and dividends or distributions paid (if any) by INL.

Dividends

Returns on the INL shares will include any dividends declared and paid by INL after the transfer of the INL shares under this Offer.

New Zealand taxes may affect any returns to you. Certain taxation consequences relating to the Offer and INL shares are set out in the section "Additional Information" on pages 55 to 59.

Dividends will be subject to New Zealand withholding and final taxes but your liability in respect of such taxes may be reduced or satisfied to the extent the dividends paid by INL have New Zealand imputation credits attached. To the extent available, dividends paid by INL will have New Zealand imputation credits attached.

INL has maintained a policy of paying dividends to shareholders and paid a final dividend for the year to 30 June 2003 of 5 cents per share on 26 September 2003.

Following the sale of the publishing assets, the company's only material assets are:

- cash;
- the Geelong Assets which INL has agreed to sell to News for $64 million; and
- its shareholding in Sky.

Assuming that INL acquires all of the Sky shares, the companies are amalgamated and capital returned to shareholders, INL's only material assets will be 100% of Sky and a small amount of cash. The company's ability to pay future dividends to shareholders will depend on the cashflow available from Sky.

Sky has historically not paid dividends as it has only recently reached the point of producing sustainable profits. If Sky remains a separate listed company, it is not clear when the company would be in a position to pay dividends. However, after Sky's most recent earnings announcement Sky's management was reported to state that it is considering the most effective way to return capital to shareholders and expects to make an announcement on this within the next year.

INL intends to ensure that the cashflow generated by Sky continues to be used for purposes that are most beneficial to shareholders. This will include an appropriate balance between the company's requirements for funding growth initiatives with shareholders' desire for regular dividends. Accordingly, as at the date of this Investment Statement, the frequency and dates of future dividend payments have not been determined.

Sale of INL shares

If INL shareholders choose to sell any INL shares, their return will depend on a number of factors, many of which are not within INL's control.

Some factors which may have an influence on INL's share price are:

- the level of New Zealand interest rates;
- the performance of the New Zealand economy;
- INL's future earnings and cashflows;
- Sky's future earnings and cashflows;
- the performance of world share markets including the NZSX; and
- the level of supply and demand for the services provided by Sky.

Generally, where INL shares are acquired as an investment, New Zealand resident shareholders will not be taxed on gains from a subsequent sale of those INL shares unless the shareholder is in the business of dealing in such investments or acquired the INL shares with the purpose of sale or where the sale is part of a profit making undertaking or scheme.

There is a more detailed discussion of certain factors that may affect the INL share price set out in the section below, entitled "What are my risks?"

INDEPENDENT NEWSPAPERS LIMITED
Appendix 1: Answers to Important Questions
(CONTINUED)

Guarantee of Securities

None of INL, its directors or any person associated with the Offer, guarantees the INL shares or that a dividend will be paid on the INL shares, or that the consideration provided for the INL shares under the Offer (your Sky shares or Employee Securities) will be recouped.

An amount of returns on the INL shares (whether by way of dividend or return on a sale of INL shares) is not promised or guaranteed by any person.

6 WHAT ARE MY RISKS?

Your major risk as an investor is that of being unable to recover the value you ascribed to your initial investment in INL. This could occur for a number of reasons including:

- the price at which INL shares can be sold is less than the value of the consideration you paid for such INL shares;
- the market for INL shares becomes illiquid or ceases to exist; or
- INL is placed into receivership or liquidation.

You should carefully consider the risks described below before making a decision to accept this Offer.

If any of the following risks actually occurs, INL's business could be harmed. In that case, the trading price or value of INL shares could decline, INL may be unable to make distributions and you may lose all or part of the value of your investment. When determining whether to accept this Offer, you should also refer to the other information in this Investment Statement and the accompanying documents.

Risks relating to INL shares

Link to Sky performance

The principal risks faced by INL's business relate to the Sky business and are those already faced by you as a Sky shareholder. See "Risks relating to INL's investment in Sky" below. Following the completion of the Offer, the majority of INL's assets will consist of Sky shares and cash. The only other material assets of INL as at the date of this Investment Statement are its investment in the Geelong Assets and cash and short-term deposits. INL has agreed to sell the Geelong Assets to News, with the sale expected to occur on 31 October 2003.

Appendix 1: Answers to Important Questions
(CONTINUED)

Sale of Geelong Assets

INL has agreed to sell the Geelong Assets to News for $64 million. The sale is expected to settle on 31 October 2003. If for any reason the sale does not proceed, INL would need to seek another purchaser for the Geelong Assets (in which case the sale price may change) or continue to hold those assets.

INL distributions

If INL is unable to acquire all the shares in Sky under the Offer, INL will be dependent upon returns on cash and short-term deposits and distributions from Sky for revenue. A failure by Sky to make distributions will affect distributions that can be made by INL.

Taxation on capital reduction

Regardless of whether or not INL purchases all the outstanding Sky shares, INL intends to effect a distribution of surplus capital. INL shareholders outside New Zealand may incur a tax liability as a result of this distribution.

Safe warranties

In connection with the sale of its publishing business to Fairfax, INL provided Fairfax with certain warranties in respect of the publishing business. INL expects that in connection with the sale of the Geelong Assets, INL will provide reasonable warranties in respect of that business. There is a risk that a claim may be made under either sale agreement.

Risks relating to INL's investment in Sky

Sports programming risk

Sky's rights to broadcast sports events, especially rugby, are important to its ability to attract and retain customers. Sky's rights to broadcast Super 12, Tri-Nations, Bledisloe Cup and NPC rugby matches are due to be re-negotiated in 2005. A failure by Sky to retain some or all of these rights may have a material adverse effect on its business.

Foreign currency risk

Sky is heavily exposed to the risk of changes in the New Zealand dollar/United States dollar exchange rate. A large proportion of Sky's programming costs are denominated in United States dollars. In addition, Sky purchases set-top boxes with United States dollars. Sky's revenues are denominated in New Zealand dollars. An adverse change in the New Zealand dollar/United States dollar exchange rate would have an adverse effect on Sky's net surplus and the value of INL shares. In the short-term, this risk is mitigated by Sky's policy of hedging its foreign currency exposure.

Appendix 1: Answers to Important Questions
(CONTINUED)

Regulatory risk

Sky's business could be adversely affected by new legislation or regulations that imposed additional costs on it or restricted its ability to maintain or grow its revenue.

Technology risk

Sky broadcasts services using UHF and satellite transmission technologies. Sky is exposed to the risk that other technologies, such as cable transmission or asynchronous digital subscriber line technologies, could be used to provide competing services. At present, this risk is mitigated by the arrangements Sky has entered into with TelstraClear Limited (**TelstraClear**) and Telecom, two potential competitors to Sky. Under these arrangements, TelstraClear and Telecom have agreed to use Sky content in their own product offerings.

Competition risk

Sky competes with free-to-air television broadcasters, principally Television New Zealand Limited and CanWest International Communication Inc. (operator of TV3 and TV4), for advertising revenues. Sky is exposed to the risk of changes in its share of television advertising and in television's share of total media advertising.

Customer churn risk

Sky's ability to grow its customer base and subscription revenues is reduced by the loss of existing customers (**churn**). Churn is affected by a wide range of factors, including changes in programming and subscription prices. Unanticipated increases in churn would have an adverse effect on Sky's business.

Operating risk

Sky's satellite services are broadcast utilising satellite transponders leased from Cable & Wireless Optus Limited (**Optus**). The lease contract expires in 2006. Any failure in the Optus satellite that disrupts Sky's ability to continue its services would have an adverse effect on its business.

Economic activity

Sky is exposed to the risk of a general downturn in the New Zealand economy. This could reduce the value of the business by, for example, reducing the rate of growth of Sky's customer base or by reducing its advertising revenues.

Changes in taxation

Any change in the rate of tax on company income, or on the rules that permit companies to carry forward and utilise past tax losses, could have an adverse effect on Sky's profitability and shareholder returns.

Consequences of insolvency

All creditors of INL will rank ahead of claims by INL shareholders if INL is liquidated. After all creditors have been paid, in the event of insolvency or liquidation of INL, any remaining assets of INL will be available for distribution between all the holders of INL shares who will rank equally amongst themselves.

The INL shares you receive pursuant to this Offer will be fully paid and you will not be liable to pay any money to any person at any time once your Sky shares (provided by way of consideration for the INL shares under the Offer) have been transferred to INL, including on insolvency of INL.

7 CAN THE INVESTMENT BE ALTERED?

The consideration payable for the INL shares is set out in the Offer Document and in the "Summary" section on pages 26 and 27 of this Investment Statement. That consideration for the Offer can be altered by INL pursuant only to the provisions in relation to variation of an offer under the Takeovers Code.

The rights attaching to the INL shares are set out under the heading "What sort of investment is this?". These rights may be altered by an amendment to INL's constitution or in certain circumstances by court order. Any amendment to the constitution requires approval by a special resolution of INL shareholders.

An amendment which would affect the rights of some INL shareholders, as opposed to all INL shareholders, requires approval by special resolution of those INL shareholders whose rights would be affected by the action.

A special resolution must be approved by a majority of 75% of INL shareholders entitled to vote and voting on that resolution.

Under certain circumstances an INL shareholder whose rights are affected by a special resolution that is passed may require INL to purchase its shares.

INDEPENDENT NEWSPAPERS LIMITED

Appendix 1: Answers to Important Questions
(CONTINUED)

8 HOW DO I CASH IN MY INVESTMENT?

INL shares can be sold (and purchased) on the NZSX subject only to compliance with INL's constitution, the NZX Listing Rules and applicable laws (including securities laws and the Overseas Investment Regulations). In the opinion of INL, at the date of this Investment Statement there is, therefore, an established market for INL shares.

Alternatively, INL shareholders can sell their INL shares by private treaty.

The existing shareholder numbers and FIN numbers of Sky shareholders and Employee Security holders who currently hold New Zealand shares through Computershare Investor Services will apply to the INL shares allocated under this Offer.

If you do not currently have Computershare Investor Services shareholder and FIN numbers you will be sent both numbers by mail from Computershare Investor Services Limited within five Business Days of the allocation of the INL shares to you.

The INL shares to be issued pursuant to this Offer are listed on the NZSX. However, NZX accepts no responsibility for any statement in this Investment Statement.

INL intends to apply for a listing and the quotation of the INL Shares on the ASX.

No charges are payable to INL in respect of any sale of your INL shares, although sales made through a sharebroker may incur brokerage fees. Foreign Exempt Shareholders who accept the Offer will not receive shares in INL. Instead, the shares that Foreign Exempt Shareholders would otherwise receive under the terms of the Offer will be allotted to the Nominee. The Nominee will sell those shares. The Foreign Exempt Shareholder will receive the relevant proceeds after deducting brokerage at a rate of 0.35%, as set out in clause 2.5 of the Offer Document. Shares will not be directly issued to Foreign Exempt Shareholders.

9 WHO DO I CONTACT WITH ENQUIRIES ABOUT MY INVESTMENT?

If you have any questions about INL shares, please contact your usual investment adviser. Alternatively, you can contact:

First NZ Capital

282-292 Lambton Quay	*23-29 Albert Street*
PO Box 3394	*PO Box 5333*
Wellington	*Auckland*
Phone: 04 474 4400	*Phone: 09 302 5500*
Fax: 04 474 4055	*Fax: 09 302 5580*

Freephone: 0800 611166

Appendix 1: Answers to Important Questions
(CONTINUED)

10 IS THERE ANYONE TO WHOM I CAN COMPLAIN IF I HAVE PROBLEMS WITH THE INVESTMENT?

Any complaints about the INL shares should be directed to the Registrar:

Computershare Investor Services Limited
Level 2, 159 Hurstmere Road, Takapuna
Private Bag 92119, Auckland 1020
Phone: (09) 488 8700
Fax: (09) 488 8787

There is no ombudsman for this type of investment and therefore no complaints can be made to an ombudsman.

11 WHAT OTHER INFORMATION CAN I OBTAIN ABOUT THIS INVESTMENT?

The Offer Document which accompanies this Investment Statement contains full details about the terms of the Offer.

Further details about the terms of this Offer and INL are contained in the Prospectus which is available for public inspection at the Companies Office, Business and Registries Branch, Ministry of Economic Development, Level 5, 3 Kingston Street, Auckland, New Zealand during working hours.

Further information about INL is contained in the annual reports of INL which are also filed at the Companies Office each year, where they are available for inspection.

In addition, investors may obtain a copy of the Prospectus and a copy of the most recent annual report of INL (which contains INL's audited financial statements), free of charge, by writing to the Registrar, Computershare Investor Services Limited, at Level 2, 159 Hurstmere Road, Takapuna, Private Bag, 92119, Auckland 1020.

All INL shareholders on the relevant record dates will be distributed half yearly reports including unaudited financial statements for the first six months of each financial year, and annual reports, including audited annual financial statements.

INL is also required to make half yearly and annual announcements to NZX and such other announcements as are required by the NZX Listing Rules from time to time.

INL's constitution contains information relating to the rights of shareholders. A copy is kept on the public file of INL and is available for inspection during normal business hours at the Companies Office, Business and Registries Branch, Ministry of Economic Development, Level 5, 3 Kingston Street, Auckland, New Zealand or the Registrar's address appearing above.

Appendix 1: Additional Information

TAXATION CONSEQUENCES

The following is intended to provide a general overview of the taxation implications for holders of shares issued by Sky in disposing of those shares and in holding INL shares. This summary is not intended to be comprehensive and is based upon INL's interpretation of income tax legislation currently in force as at the date of this document.

Shareholders should not rely on these comments as advice in relation to their own affairs. The taxation laws are complex and there could be implications in addition to those described below. It is recommended that shareholders and holders of options consult their own tax advisers for advice applicable to their individual needs and circumstances. Neither INL nor its advisers accept any responsibility for tax implications for any shareholders or holders of options.

References in this tax section to "Sky shares" include both fully paid and partly paid shares issued by Sky.

a **New Zealand residents**

The following paragraphs apply to holders who are natural persons resident in New Zealand for New Zealand tax purposes.

i *Disposal of Sky shares held as capital assets*

Holders who hold their Sky shares as capital assets (i.e., are not traders and did not acquire their shares for the purpose of resale) will have no New Zealand income tax liability on the disposal of their shares to INL.

ii *Disposal of Sky shares held as revenue assets*

A shareholder may be subject to New Zealand income tax on any profit arising on disposal of those shares where:

- the shareholder is in the business of dealing in shares; or
- the Sky shares were acquired for the purpose of sale or other disposal; or
- the Sky shares are held as part of an undertaking or scheme carried on or carried out entered into or devised for the purpose of making a profit.

iii Dividends on INL shares

Dividends on INL shares will be subject to income tax. Any imputation credit attached to the dividends will be available as a credit against that income tax. To the extent to which dividends do not have imputation credits attached, INL will deduct resident withholding tax, which will also be available as a credit against income tax.

b Australian tax residents

The following paragraphs apply to shareholders who are natural persons resident in Australia for Australian tax purposes. The Australian taxation implications for Australian resident individuals who dispose of Employee Securities pursuant to this Offer are not discussed below. Australian resident individuals who dispose of Employee Securities should seek their own independent income tax advice.

i Disposal of Sky shares held as a capital investment

A disposal of Sky shares may trigger a taxable CGT gain or CGT loss for Australian resident shareholders for Australian income tax purposes. In certain circumstances, a Sky shareholder may elect CGT rollover relief to defer a taxable CGT gain. This is discussed below.

A taxable CGT gain will only arise for those Australian resident shareholders who acquired their shares after 19 September 1985. A taxable CGT gain arises where the proceeds of the disposal of the individual's Sky shares exceeds the CGT cost base of the Sky shares. The CGT proceeds on disposal will comprise:

- the cash consideration of NZ$3.35 per share; plus
- the market value of the INL shares received by the individual in exchange for his or her Sky shares.

For Australian CGT purposes, an individual must determine the Australian dollar equivalent of the consideration he or she has received at the time of the disposal of their Sky shares. The Australian dollar equivalent consideration will be determined based upon the exchange rate applying at the time of the disposal of the Sky shares.

CGT gains are included in an individual taxpayer's assessable income and taxed at the taxpayer's marginal tax rate. However, there are CGT concessions that apply to individuals in certain circumstances.

If an individual acquired his or her Sky shares after 19 September 1985 and before 21 September 1999, the individual can choose to calculate the CGT gain arising from the disposal of his or her Sky shares using one of two alternative methods:

- firstly, an amount equal to the difference between the CGT proceeds on disposal of the Sky shares and the CGT cost base of the shares indexed for inflation until 30 September 1999; or
- secondly, provided certain conditions are satisfied (see immediately below), an amount equal to 50% of the CGT gain arising from the disposal of the Sky shares, where the CGT gain is calculated as the difference between the CGT proceeds on disposal of the shares and the CGT cost base of the shares without any indexation of the cost base for inflation.

The 50% CGT discount concession is not available unless an individual derives a CGT gain from the disposal of Sky shares after 21 September 1999, and which have been held for at least 12 months at the time of their disposal.

An individual will incur a CGT loss if the CGT proceeds from the disposal of his or her Sky shares acquired after 19 September 1985 are less than the CGT cost base of the Sky shares. In calculating a CGT loss, the CGT cost base of the Sky shares is not indexed for inflation. A CGT loss may be offset only against CGT gains arising in the same or subsequent years of income.

No New Zealand income tax will apply.

ii CGT rollover relief

If INL becomes the holder of 80% or more of the Sky shares as a result of the takeover bid, Australian resident shareholders of Sky who would otherwise derive an Australian taxable CGT gain from their disposal of Sky shares may elect CGT rollover with respect to the INL shares they have received as part consideration for the disposal of the Sky shares.

No CGT rollover relief is available with respect to the cash component of the consideration payable to individual Sky shareholders.

Where an individual chooses for CGT rollover relief to apply, that part of the CGT gain that would otherwise arise to the individual in relation to the INL shares he or she has received would be disregarded. To determine the amount of the CGT gain that is subject to CGT rollover, an individual shareholder must apportion the CGT cost base of his or her shares between the cash component of the consideration and the INL shares received.

The CGT cost base of the INL shares acquired by an individual Sky shareholder will equal that part of the CGT cost base of the individual's Sky shares referable to the INL shares he or she has received.

iii *Disposal of Sky shares held as revenue assets*

In certain circumstances, for example, where an Australian resident shareholder is in the business of trading in shares, the individual may be subject to the general Australian income tax provisions (rather than the capital gains tax provisions) of the tax legislation in respect of profits or losses arising on disposal of his or her Sky shares. No tax rollover is available in these circumstances.

In calculating the amount of assessable income or the tax loss arising from the disposal of Sky shares in these circumstances, the consideration will comprise:

- the cash consideration of NZ$3.35 per share; plus
- the market value of the INL shares received by the individual in exchange for his or her Sky shares.

An amount of assessable income will arise where the consideration received by a shareholder in respect of the disposal of his or her Sky shares exceeds the cost of Sky shares. A tax loss will arise where the consideration received in respect of the disposal of their Sky shares is less than the cost of the Sky shares. Shareholders will need to determine the taxation impact of any assessable income or loss in his or her own particular circumstances.

The amount of the assessable income derived or the loss incurred must be translated into Australian dollars at the appropriate exchange rate.

No New Zealand income tax will apply (unless the shares are held as part of a business carried on in New Zealand through a permanent establishment in New Zealand).

iv *Dividends on INL shares*

Dividends on INL shares will be subject to Australian income tax. INL is unlikely to attach franking credits to such dividends.

Dividends will be subject to deduction of New Zealand non-resident withholding tax at the rate of 15%. Should INL attach imputation credits to the fullest extent possible to such dividends it will, where possible, avail itself of the foreign investor tax credit (FITC) regime which enables the full cash amount of the ordinary dividend declared by INL to be received by a non-resident shareholder.

An Australian resident shareholder of INL will be entitled to claim a foreign tax credit with respect to the New Zealand non-resident withholding tax equal to the lesser of the withholding tax amount and the amount of Australian tax payable upon the dividends received.

c **Residents of Other Countries**

Residents of other countries should seek their own specific taxation law advice.

It is recommended that shareholders and holders of options consult their own tax advisers for advice applicable to their individual needs and circumstances. Neither INL nor its advisers accept any responsibility for tax implications for any shareholders or holders of options.

MATERIAL CONTRACTS

Sale of New Zealand publishing business to Fairfax

The sale and purchase agreement (the **Publishing Sale Agreement**) between INL and Fairfax was entered into on 25 May 2003. John Fairfax Holdings Limited guaranteed the obligations of Fairfax New Zealand Limited. The sale was completed on 30 June 2003.

The Publishing Sale Agreement provided for the sale and purchase of the following businesses (and their associated assets and liabilities, with certain exclusions):

- newspaper printing and publishing;
- magazine printing and publishing;
- Gordon & Gotch distribution business;
- commercial printing; and
- "Stuff" website and internet business operation.

Appendix 1: Additional Information
(CONTINUED)

The sale included a transfer to Fairfax of the liabilities associated with the New Zealand publishing business and assets, with certain exclusions.

The total consideration for the sale was $1.188 billion.

Fairfax conducted a detailed due diligence review of the business prior to signing the Publishing Sale Agreement. Having regard to that due diligence review, INL has provided Fairfax with appropriate representations and warranties (and a supporting indemnity) in relation to the business and its assets and liabilities. These warranties are subject to a two year time limit for any claim, and to a $200 million limitation as to total quantum.

INL will be required to provide credit support for its warranties if, within two years after closing, the value of the consolidated net tangible assets of INL drops below $200 million. In this manner, Fairfax has comfort that it will have recourse to an entity of sufficient worth for the duration of the period of the warranties.

INL covenanted in favour of Fairfax that it will not directly or indirectly re-engage in a business in New Zealand which is the same as the publishing business being sold. This covenant lasts for a period of three years from closing.

Sale of Geelong Assets to News

INL has agreed to sell the Geelong Assets to News for $64 million.

A formal sale and purchase agreement (the **Geelong Sale Agreement**) between INL and News is being negotiated. The sale is expected to be completed on 31 October 2003.

The Geelong Sale Agreement will provide for the sale and purchase of the shares in the holding company of the Geelong Assets. INL will provide News with appropriate representations and warranties (and a supporting indemnity) in relation to the business and its assets and liabilities. These warranties will be expected to be subject to reasonable time limits for any claims, and to reasonable limitations as to quantum.

Appendix 1: Additional Information
(CONTINUED)

DIRECTORS' DISCLOSURES

Interests of INL directors

Except as disclosed in this Investment Statement, the accompanying Offer Document and the INL Annual Report:

- no director of INL has or has had in the two years before the date of the Offer any interest in the formation or promotion of INL or the Offer or in any property acquired or proposed to be acquired by INL in connection with the formation or promotion of INL or the Offer; and
- no amounts, whether in cash or shares or otherwise, have been paid or agreed to be paid, and no benefit has been given or agreed to be given, to any director of INL, either to induce him or her to become, or to qualify him or her as a director of INL, or otherwise, for services rendered by him or her in connection with the promotion or formation of INL or the Offer.

Directors' remuneration

The fees and remuneration received by directors of INL in the financial year ended 30 June 2003 are set out below. The payments include directors' fees, consultancy fees and (in the case of executive directors) salary and other benefits.

A number of directors of INL and Sky do not personally receive directors' fees paid by those companies as they represent the interests of substantial security holders.

	($000s) per annum
R W Bryden	40
M R Colless	40
K E Cowley	270.6
T E Gattung	40
J M Hunn	45
P J Macourt	40
C J Maiden	45
S M Moran	40
H J D Rolleston	40
P F Wylie	621.9

Appendix 1: Additional Information
(CONTINUED)

For the period from 30 June 2003 until the date of the Offer all directors will receive directors' fees at the same level as set out above, except in the case of P F Wylie who has ceased to be an executive director. For the period from 30 June 2003 until the date of the Offer, P F Wylie will receive $40,000 per annum in his capacity as a director.

Directors' share holdings

At the date of the Offer each director of INL (or companies nominated by the director) is entitled to the shares in INL set out opposite his or her name in the table below.

Director	*Number of Shares*
M R Colless	750
J M Hunn	6,000
C J Maiden (CJ and JM Maiden Trust)	35,715
S M Moran	59,841

INTERESTS OF EXPERTS AND ADVISERS

Except as disclosed in this Investment Statement and the accompanying Offer Document no person named in this Investment Statement as performing a function in a professional, advisory or other capacity in connection with the preparation or distribution of the Offer Document or this Investment Statement, or a promoter of INL or a financial services licensee named in this Investment Statement (which includes a licensed dealer) of the Offer:

- has or has had in the two years before the date of the Offer any interest in the formation or promotion of INL or the Offer or in any property acquired or proposed to be acquired by INL in connection with the formation or promotion of INL or the Offer; or
- has been paid any amount or agreed to be paid and no benefit has been given or agreed to be given, to any such person in connection with services provided by the person in connection with the formation or promotion of INL or the Offer.

Grant Samuel and Associates Limited has prepared an Independent Adviser's Report which is included in this document as Appendix 2 as required by Rule 22 of the Takeovers Code. INL has agreed to pay Grant Samuel and Associates Limited a fee of $24,225 (plus GST) for this work.

Appendix 1: Additional Information
(CONTINUED)

First NZ Capital has acted as financial adviser to INL in relation to the Offer. INL has paid or agreed to pay First NZ Capital $350,000 (plus GST) for those services and an incentive component of $650,000 (plus GST).

Bell Gully has acted as New Zealand legal adviser to INL in relation to the Offer (other than in relation to taxation). INL has paid or agreed to pay Bell Gully approximately $400,000 (plus GST) for those services in relation to the Offer.

KPMG has acted as accounting and taxation adviser to INL in relation to the Offer. INL has paid or agreed to pay KPMG approximately $120,000 (plus GST) for those services.

CONSENTS AND DISCLAIMERS OF RESPONSIBILITY

Grant Samuel and Associates Limited has given and has not before lodgement of this Offer Document withdrawn its written consent to being named in this document as independent adviser in the form and context in which it is named and to the inclusion of its Independent Adviser's Report in this document in the form and context in which it appears and references to that report on this document.

First NZ Capital, Bell Gully and KPMG have given and have not before the lodgement of this Offer Document withdrawn their consent to be named in this document in the form and context in which they are named.

Grant Samuel and Associates Limited has been involved only in the preparation of that part of this document that consists of the Independent Adviser's Report in Appendix 2. Accordingly, Grant Samuel and Associates Limited:

- has not authorised or caused the issue of this document other than the Independent Adviser's Report; or
- has not made, or purported to make, any statement in this document other than the Independent Adviser's Report; and
- to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this document other than a reference to its name and the Independent Adviser's Report.

Appendix 1: Additional Information
(CONTINUED)

None of First NZ Capital, Bell Gully or KPMG:

- has authorised or caused the issue of this document; or
- has made, or purported to make, any statement in this document; and
- to the maximum extent permitted by law, expressly disclaims and takes no responsibility for any part of this document other than a reference to its name.

EXPENSES OF THE OFFER

The total expenses of the Offer, including advisory, legal, accounting, tax and administrative fees, as well as printing, advertising and other expenses, all of which have been or will be paid by INL, are currently estimated to total approximately $2,000,000 (plus GST).

PRIVACY INFORMATION FOR AUSTRALIAN INVESTORS

If you accept the Offer, you will provide personal information to INL and the Registrar. INL and the Registrar collect, hold and use your personal information in order to assess your Acceptance and Transfer Form, service your needs as an INL investor, provide facilities and services that you request and carry out appropriate administration.

Company and tax law requires some of the information to be collected. If you do not provide the information requested, your Acceptance and Transfer Form may not be able to be processed efficiently, or at all.

INL and the Registrar may disclose your personal information for purposes related to your investment to their agents and service providers including those listed below or as otherwise authorised under the Privacy Act 1988 (Australia):

- the Registrar in order to assess your Acceptance and Transfer Form and for the ongoing administration of the register;
- the printers and the mailing house for the purposes of preparation and distribution of statements and for handling of mail; and
- if applicable, members of INL or the Registrar in order to verify that you qualify as an INL shareholder.

Appendix 1: Additional Information
(CONTINUED)

If you become an INL shareholder, your information may also be used or disclosed from time to time to inform you about INL's products or services that INL thinks may be of interest to you. If you do not want your personal information to be used for this purpose, you should contact INL through the Registrar at the address set out below.

Under the Privacy Act 1988, you may request access to your personal information held by (or on behalf of) INL or the Registrar. You can request access to your personal information by telephoning or writing to INL through the Registrar as follows:

Computershare Investor Services Limited
Level 2, 159 Hurstmere Road, Takapuna
Private Bag 92119, Auckland 1020
Phone: (09) 488 8700
Fax: (09) 488 8787

EXEMPTION FROM ASIC

ASIC has granted an exemption to INL from all of the provisions in Parts 6D.2 and 6D.3 of the Corporations Act 2001 of Australia, other than sections 706, 707, 708, 710, subsections 711(1) to (4), section 718, subsections 723(1), 727(1), 727(2) and 727(4) and sections 728, 729, 731, 733, 736 and 738. This exempts INL from certain of the procedural requirements in Parts 6D.2 and 6D.3 of the Corporations Act 2001 of Australia.

Appendix 1: Definitions

Acceptance and Transfer Form means the acceptance and transfer form enclosed with and forming part of the Offer Document.

ASIC means the Australian Securities and Investments Commission.

ASX means the Australian stock exchange.

Business Day means a day on which the NZSX is open for trading.

Employee Securities means all Sky options to acquire Sky shares and all partly paid Sky shares, and **Employee Security** means any of them.

Fairfax means Fairfax New Zealand Limited.

Foreign Exempt Shareholder means:

(a) any holders of shares in Sky on the record date for Offer whose address in Sky's share register is outside New Zealand, the United States of America, the United Kingdom and Australia; or

(b) any legal or beneficial holder of shares in Sky who does not reside in New Zealand, the United States of America, the United Kingdom or Australia.

Geelong Assets mean the Victoria, Australia based newspaper business that publishes the *Geelong Advertiser, Geelong News, The Echo* and several monthly magazines.

Geelong Sale Agreement means the sale and purchase agreement between INL and News for the Geelong Assets.

Independent Adviser's Report means the report by Grant Samuel and Associates Limited attached as Appendix 2 to the Offer Document.

INL means Independent Newspapers Limited ARBN 099 992 426, a company incorporated in New Zealand.

Investment Statement means this INL investment statement prepared in accordance with the Securities Act 1978.

Mercer means Mercer Investments Limited.

News means News Limited, and where the context requires, includes its wholly-owned subsidiaries.

Nominee mean the nominee appointed by INL to sell INL shares in accordance with clause 2.5 of the Offer Document being First NZ Capital Securities.

NZSX means the New Zealand stock exchange.

Appendix 1: Definitions
(CONTINUED)

NZX means New Zealand Exchange Limited.

Offer means the takeover offer set out in the Offer Document.

Offer Document means the takeover offer document in relation to the full offer by INL to purchase all of the shares and Employee Securities to which the Investment Statement is appended.

Optus means Cable & Wireless Optus Limited.

Prospectus means the INL prospectus prepared in accordance with the Securities Act 1978 in relation to the Offer.

Publishing Sale Agreement means the sale and purchase agreement between INL and Fairfax to sell INL's New Zealand publishing business and assets.

Registrar means Computershare Investor Services Limited.

Sky means Sky Network Television Limited, a company incorporated in New Zealand.

Sky shares means fully paid ordinary shares in Sky.

Takeovers Code mean the takeovers code recorded in the Takeovers Code Approval Order 2000 (SR 2000/210).

Takeovers Panel means the Takeovers Panel established by the Takeovers Act 1993.

Telecom means Telecom Corporation of New Zealand Limited.

TelstraClear means TelstraClear Limited.

Todd means Todd Communications Limited.

Appendix 1: Directory

The Company
Independent Newspapers Limited
Level 8
Majestic Centre
100 Willis Street
P O Box 2595
Wellington

Phone: (04) 496 9800
Fax: (04) 496 9841

Financial Adviser
First NZ Capital
10th Floor
Caltex Tower
282-292 Lambton Quay
PO Box 3394
Wellington

Phone: (04) 474 4400
Fax: (04) 474 4055

23-29 Albert Street
PO Box 5333
Auckland

Phone: (09) 302 5500
Fax: (09) 302 5580

Legal Adviser
Bell Gully
HP Tower
171 Featherston Street
PO Box 1291
Wellington

Phone: (04) 473 7777
Fax: (04) 473 3845

Accounting and Taxation Adviser
KPMG
KPMG House
135 Victoria Street
PO Box 996
Wellington

Phone: (04) 382 8800
Fax: (04) 802 1224

Registrar
Computershare Investor Services Limited
Level 2, 159 Hurstmere Road
Takapuna
Private Bag 92119
Auckland 1020

Phone: (09) 488 8700
Fax: (09) 488 8787

Appendix 2: Independent Adviser's Report

INDEPENDENT ADVISER'S REPORT ON FAIRNESS BETWEEN CLASSES

IN RELATION TO INDEPENDENT NEWSPAPERS LIMITED'S TAKEOVER OFFER FOR SKY TELEVISION LIMITED

- This report is not a report on the merits of the offer.
- This report has been commissioned by Independent Newspapers Limited.
- This report is solely a report to compare the consideration and terms offered for the different classes of voting and non-voting securities.
- **A separate independent report on the merits of the offer commissioned by the directors of Sky Network Television Limited will be distributed to shareholders along with a statement from Sky Network Television Limited.**

GRANT SAMUEL

September 2003

Table of Contents

1 Terms of the Takeover Offer

On 28 August 2003 Independent Newspapers Limited ("INL") announced a proposal to make a takeover offer for all the shares in Sky Network Television Limited ("Sky TV") under the provisions of the Takeovers Code. The INL offer is to purchase all of the shares and options in Sky TV, which INL does not already hold.

The consideration offered by INL is:

- $3.35 in cash per Sky share plus 3 INL shares for every 10 Sky TV shares;
- $1.26 in cash per Sky TV equity participation plan share plus 3 INL shares for every 10 Sky TV equity participation plan shares, or $3.35 in cash per Sky equity participation plan share plus 3 INL shares for every 10 Sky TV equity participation plan shares on the condition that the shares are fully paid shares before they are transferred to INL;
- $2.90 for each option with an expiration date of 17 December 2007 and an exercise price of $2.10;
- $2.60 for each option with an expiration date of 30 January 2005 and an exercise price of $2.10;
- $2.70 for each option with an expiration date of 14 November 2010 and an exercise price of $2.80;
- $2.60 for each option with an expiration date of 1 January 2011 and an exercise price of $3.00;
- $1.85 for each option with an expiration date of 29 November 2007 and an exercise price of $3.55; and
- $1.95 for each option with an expiration date of 15 November 2008 and an exercise price of $3.62.

The offer is unconditional. On 24 October 2003 the offer will open and offer documents will be sent to shareholders. The offer will remain open for acceptances until 5 December 2003 unless extended by INL under the provisions of the Takeovers Code. The offer is not conditional on receipt of acceptances taking INL's voting rights to 90%, although INL's objective is to receive sufficient acceptances to lift its shareholding to 90%. As soon as INL reaches the 90% threshold, it is required to proceed with a compulsory acquisition of the remaining Sky TV shares. If the takeover offer is successful, INL and Sky TV will be amalgamated into one company.

2 Scope of the Report

2.1 Requirements of the Takeovers Code

The Takeovers Code seeks to ensure that all shareholders are treated equally and, on the basis of proper disclosure, are able to make an informed decision as to whether to accept or reject an offer. The Takeovers Code specifies the responsibilities and obligations for both INL and Sky TV as "bidder" and "target" respectively.

Rule 8 of the Takeovers Code prescribes that if more than one class of voting securities are included in a full offer, or if non-voting securities are included in a full offer, the consideration and terms offered for the different classes of securities must be fair and reasonable between the classes. Rule 22 of the Takeovers Code prescribes that under a full offer where there is more than one class of security, the offeror must obtain an Independent Adviser's Report on the Fairness Between Classes certifying whether or not the offer is fair and reasonable between the classes of securities. As such INL's takeover notice must be accompanied by an Independent Adviser's Report on Fairness Between Classes.

2.2 Purpose of the Report

In addition to 388,839,785 ordinary shares, Sky TV has 2,530,000 outstanding options, and 700,000 partly paid ordinary shares held in trust under Sky TV's equity participation plan. INL has engaged Grant Samuel & Associates Limited ("Grant Samuel") to prepare an Independent Adviser's Report on Fairness Between Classes. Grant Samuel is independent of INL and Sky TV and has no involvement with, or interest in, the outcome of the proposed takeover offer by INL.

Grant Samuel has been approved by the Takeovers Panel to prepare the Independent Adviser's Report on Fairness Between Classes in relation to the INL offer. This report is for the benefit of the holders of the different classes of Sky TV securities to assist them in forming an opinion on the fairness of the INL offer between the classes. The report should not be used for any other purpose than as an expression of Grant Samuel's opinion as to whether the terms and conditions offered Sky TV securities are fair and reasonable as between the different classes of securities on issue. This report is not a report on the merits of the offer. A separate Independent Adviser's Report on the merits of the offer commissioned by the directors of Sky TV will be sent to shareholders along with a statement from Sky TV.

2.3 Basis of Assessment

Rule 22 of the Takeovers Code requires the Independent Adviser to certify whether or not the consideration and terms offered for each class of security are fair and reasonable as between the classes of securities. The Takeovers Code provides no guidance as to the definition of "fair and reasonable".

Some guidance can be taken from Australia, where the phrase "fair and reasonable" appears in legislation and in the Listing Rules of the Australian Stock Exchange. The Australian Securities Commission issued a Policy Statement setting out the basis on which independent experts are to evaluate whether a takeover is fair and reasonable for the purpose of the Australian Corporations Law. The Policy Statement is directed primarily at the responsibilities of companies under takeover offer and requires the independent expert to consider separately whether a takeover offer is "fair" and whether it is "reasonable". Fairness is said to involve a comparison of the offer price with the value of the underlying businesses and assets. An offer is considered to be fair if the price fully reflects the value of a company's businesses and assets. Reasonableness is said to involve an analysis of other factors that a shareholder might consider prior to accepting a takeover offer.

Whilst the Policy Statement is to assist with the evaluation of a takeover offer itself, Grant Samuel believes it is appropriate to consider the interpretation of "fair and reasonable" to assist with an evaluation of an offer where there are different classes of security on issue.

Grant Samuel has assessed whether the INL offer is fair and reasonable between the classes of securities by evaluating the considerations offered for the different classes of security in conjunction with other factors, such as the attributes of the different classes of securities and the terms and conditions of the offer.

2.4 Sources of Information

The following information was relied upon in preparing this report:

- Sky TV's annual accounts for the year ended 30 June 2003;
- annual reports for Sky TV for the years ending 30 June 2001 and 2002;
- New Zealand Exchange announcements made by INL and Sky TV;
- a draft of INL's notice of intention to make a takeover offer for Sky TV;
- a draft of the takeover offer to be mailed to Sky TV shareholders; and
- a draft investment statement for the offer of INL shares as part of the takeover offer.

2.5 Limitations and Reliance on Information

The report is based upon information provided by INL and Sky TV. Grant Samuel has considered and relied upon this information. Grant Samuel believes that the information provided was reliable, complete and not misleading and has no reason to believe that any material facts have been withheld.

The information provided has been evaluated through analysis, enquiry and review for the purposes of forming an opinion as to whether the offer for the different classes of securities issued by Sky TV is fair and reasonable as between the classes. However, Grant Samuel does not warrant that these inquiries have identified or verified all of the matters which an audit, extensive examination or 'due diligence' investigation might disclose.

2.6 Current Market Conditions

The opinion of Grant Samuel is based on economic, market and other conditions prevailing at the date of this report. Such conditions can change significantly over relatively short periods of time.

3 Sky TV's Capital Structure

Sky TV's capital structure consists of the following:

Sky TV - Capital Structure	Number of Shares
Ordinary shares held by shareholders	388,839,785
Options	2,530,000
Equity participation plan shares	700,000
Total diluted equity	**392,069,785**

3.1 Options

Sky TV's capital structure contained the following options:

Tranche	Grant Date	Exercisable from	Expiry Date	Exercise Price	Number of Options
1	17 Dec 1997	Currently exercisable	17 Dec 2007	$2.10	1,000,000
2	12 Feb 1998	Currently exercisable	30 Jan 2005	$2.10	300,000
4	19 Apr 2001	14 Nov 2003	14 Nov 2010	$2.80	1,000,000
5	19 Apr 2001	1 Jan 2004	1 Jan 2011	$3.00	100,000
6	29 Aug 2001	Various	29 Nov 2007	$3.55	80,000
7	15 Nov 2001	15 Nov 2003	15 Nov 2008	$3.62	50,000
Total					**2,530,000**

The following notes apply to the table above:

- all the Sky TV options are to purchase Sky TV ordinary shares on a 1 for 1 basis;
- no voting rights are attached to the options;
- no option can be transferred to any person without the prior consent of the directors of Sky TV;
- in tranche 6, 16,000 options are currently exercisable, 16,000 will be exercisable from 29 August 2004, 16,000 will be exercisable from 29 August 2005, 16,000 will be exercisable from 29 August 2006 and 16,000 will be exercisable from 29 August 2007;
- under a takeover offer, Sky TV directors may amend the exercise period of options that are not already exercisable so that the exercise period commences on the date the notice of offer is received and concludes on the latest closing date of the offer;
- if a compulsory acquisition notice is given, any options that are not already exercisable will become exercisable for the next ten business days following notice from the directors of Sky TV that the compulsory acquisition notice has been given;
- if an option holder ceases to be an employee of Sky TV for any reason other than being summarily dismissed, the options may be exercised at any time over the 12 months from cessation of employment so long as that falls within the period when the options are exercisable; and
- if an option holder ceases to be a director of Sky TV for any reason the options may be exercised at any time over the 12 months from termination of the directorship so long as that falls within the period when the options are exercisable.

3.2 Equity Participation Plan

Sky TV issued 1.7 million ordinary shares at $2.10 per share to a trust for purchase by certain directors and executives of the company under the equity participation plan. The shares are partly paid to $0.01 per share. Options to purchase 1 million shares at $2.10 per share have been previously exercised. The remaining 0.7 million ordinary shares are held in trust for possible future allocation. The shares are held by SKY Nominees Limited as a trustee for the trust and carry voting rights.

As at the date of this report, the remaining partly paid shares held in trust have not been allocated. Under the scheme the trustee has full discretion to accept or decline any takeover offer. If the trustee accepts the offer, the $2.09 required to be paid to convert the shares to fully paid shares becomes immediately payable. In the case of unallocated partly paid shares it is unclear who is required to pay this difference.

INL has offered the following consideration for the partly paid shares:

- $1.26 in cash per Sky TV equity participation plan share plus 3 INL shares for every 10 Sky TV equity participation plan shares; or
- $3.35 in cash per Sky equity participation plan share plus 3 INL shares for every 10 Sky TV equity participation plan shares on the condition that the shares are fully paid shares before they are transferred to INL.

These terms are effectively the same as those offered for Sky TV's ordinary shares and as such Grant Samuel believes the offer for the equity participation plan shares is fair and reasonable.

4 Evaluation of the INL Offer for the Options

4.1 Offer Prices for the Options

The consideration offered by INL for each of the tranche of Sky TV options are as follows:

INL's Offer Consideration For Each Tranche of Options	
Options	**Consideration**
Tranche 1 options	$2.90 in cash for every tranche 1 option
Tranche 2 options	$2.60 in cash for every tranche 2 option
Tranche 4 options	$2.70 in cash for every tranche 4 option
Tranche 5 options	$2.60 in cash for every tranche 5 option
Tranche 6 options	$1.85 in cash for every tranche 6 option
Tranche 7 options	$1.95 in cash for every tranche 7 option

4.2 Black Scholes Pricing Model

Grant Samuel has applied the Black Scholes pricing model to assess the value of the Sky TV options listed above. The Black Scholes pricing model is one of the most commonly used models for option pricing. To assess the value of the Sky TV options, Grant Samuel has used the following assumptions and parameters for incorporation in the Black Scholes model:

- ***the underlying share price*** – if the options are exercised some time in the future, the benefit received is the amount by which the share price exceeds the exercise price. Therefore, the value of the Sky TV options increases as Sky TV's share price increases. For the purposes of this analysis Grant Samuel has used the closing share price of Sky TV on 27 August 2003, being the day prior to INL announcing its proposal to make a takeover offer for Sky TV. It would be unreasonable to use either the price implied by the INL offer of $4.63 per share or the share price of Sky TV shares trading under takeover pressure on the NZSX as this would implicitly assume that if the options could be held to maturity, Sky TV would be under continuous takeover pressure for the life of the options;

- ***the options' exercise prices*** – as stated above, the benefit received when an option is exercised is the extent to which the share price exceeds the exercise price on the exercise date. Therefore, assuming Sky TV's share price remains constant, the theoretical value of the Sky TV options increases as the exercise price decreases. Grant Samuel has used the exercise prices for the options as detailed on page 4;

- ***the time to expiry of the option*** – as the time to expiry of an option increases the value of the option increases. Grant Samuel has used time to expiry values as determined from the expiration dates detailed on page 4;

- ***the risk-free interest rate*** – the risk-free rate affects the value of options in a number of ways. The net effect is that an increase in the risk free rate increases the value of an option, all other variables being equal. Having reviewed yields for government bonds of various maturities and after considering the time to maturity of the various options. Grant Samuel has adopted risk free rate in the range of 5.5% - 6.5%;

- ***the estimated volatility of the underlying shares*** – volatility is a measure of uncertainty with regard to future share price movements. As a share's volatility increases, the likelihood that a share will perform very well or very poorly increases. A holder of an option, such as the Sky TV options, benefits on the upside but has less exposure on the downside. As such, the value of an option is greater when the volatility of the underlying share is greater. Volatility is a measure of uncertainty with regard to the returns provided by a company's shares. Volatility cannot be directly observed. Estimates of volatility are derived from measuring the volatility of historical data. Having reviewed a number of measures of the historical volatility for Sky TV, Grant Samuel has used a volatility estimate of 20% - 30% per annum; and

- ***dividends*** – for the purposes of this assessment, Grant Samuel has assumed Sky TV continues to pay no dividends for the life of the options.

The results from using the Black Scholes pricing model incorporating the assumptions and parameters above are presented in the table below, along with the considerations offered by INL for the different tranches of options.

Sky TV – Valuation of Options				
		Value Implied by Black Scholes Pricing Model		
	Expiration Date	**Low**	**High**	**INL offer**
Tranche 1	December 2007	$2.86	$2.96	$2.90
Tranche 2	January 2005	$2.58	$2.61	$2.60
Tranche 4	November 2010	$2.67	$2.89	$2.70
Tranche 5	January 2011	$2.56	$2.82	$2.60
Tranche 6	November 2007	$1.80	$2.06	$1.85
Tranche 7	November 2008	$1.91	$2.21	$1.95

The table should be read in conjunction with the following notes:

- the values implied by the Black Scholes pricing model are as at 27 August 2003, being the day prior to INL announcing its proposal to make a takeover offer for Sky TV. As Sky TV s share price is one of the inputs for the model, it would be incorrect to use the share price for the company when it is under a takeover offer as this does not represent normal trading circumstances. Using either the price implied by the INL offer of $4.63 per share or the share price of Sky TV shares trading under takeover pressure on the NZSX would implicitly assume that if the options could be held to maturity, Sky TV would be under continuous takeover pressure for the life of the options, which is unreasonable;

- the theoretical values for the options are greater than the benefit that would be realised by option holders if they exercised their options today. The incremental value represents the benefits to option holders from being able to wait and see what happens over time. This incremental benefit is often referred to as the time value or the time premium ;

- the incremental value associated with time value means that under normal trading conditions, an option with time to expiry will typically have a theoretical value that will be greater than the benefit received from exercising an option prior to maturity. However, under a takeover offer the benefit that would be received by exercising an option at the takeover offer price may be greater than the theoretical value of the option under normal trading conditions, due to the premium being paid over the market price for the shares. Under these circumstances, the fair value of the option would be the greater of the two values;

- executive options, such as Sky TV s options, differ from the theoretical options on which the Black Scholes pricing model is based. The major difference is that the Sky TV options, as is the case with many other executive options, are not tradeable on an exchange. Option pricing theory contends that there is no benefit to be gained by exercising an option on a non-dividend paying share prior to maturity. The benefit gained from exercising an option early will be less than that realised by selling the option at its theoretical value on an exchange. Executive option holders are unable do this. If executive option holders want to realise the value of their options, they must exercise their options early. Market evidence shows that employee stock options tend to be exercised earlier than similar options traded on an exchange.

  In 1995 the US based Financial Accounting Standards Board published FASB 123, Accounting for Stock Based Compensation . This statement encourages companies to adopt a fair value based method of accounting for stock options. FASB 123 encourages companies to use the Black Scholes pricing model but requires that the time to maturity used as an input model be adjusted for the estimated effect of early exercise. The theoretical value of the options after adjusting for the estimated effect of early exercise will be less than before the adjustment due to the reduction in the time value of the options. For the purposes of this report, it is Grant Samuel s opinion that it would be inappropriate to make an adjustment to the theoretical value of the options to account for the possibility of early exercise. While a significant number of Sky TV s options have already been exercised prior to maturity, an arbitrary adjustment, which effectively tries to predict the behaviour of current option holders in the future, may unfairly reduce the value ascribed to an option holder s holding; and

- the Black Scholes pricing model does not account for the effect of dilution resulting from the issue of new shares. An adjustment has been made to the value of the options to account for this effect. Due to the small number of options outstanding relative to the total number of issued shares, for the majority of options, the dilution effect was negligible.

5 Evaluation and Opinion

In Grant Samuel's opinion INL's offer is fair and reasonable between the classes.

Grant Samuel's opinion should be considered in the following context:

Options

- Grant Samuel has assessed a fair value range for each of the option tranches. For each tranche of options, the consideration offered by INL is within the fair value range estimated by Grant Samuel;
- in each case, option holders are being offered a consideration greater than the benefit that would be received by options holders if they exercised the options at the share price implied by the terms of INL's offer to ordinary shareholders. This incremental value represents the "time value" or "time premium". In Grant Samuel's opinion, holders of options in every tranche are receiving a fair consideration for the time value of the options;
- the offer is unconditional and remains open for acceptance until 5 December 2003 unless extended by INL. The offer is not conditional on receipt of acceptances taking INL's voting rights to 90%, although INL's objective is to receive sufficient acceptances to lift its shareholding to 90%. If INL reaches the 90% threshold, it is required to proceed to compulsory acquisition of the remaining Sky TV shares and amalgamate INL and Sky TV into one company; and
- Sky TV's options are not publicly traded on an exchange. Furthermore, option theory contends that options on non-dividend paying shares would not be exercised early. As such, an inability to sell options for their theoretical value prior to maturity means that option holders should wait until maturity to exercise their options to realise full theoretical value. The consideration offered by INL for the Sky TV options represent the full theoretical value of the options. Therefore the offer will enable Sky TV to realise the full theoretical value of their options now rather than waiting until the options' maturity.

Equity participation plan shares

- The terms being offered for the equity participation plan shares are effectively the same as those offered for Sky TV's ordinary shares and as such Grant Samuel believes the offer for the equity participation plan shares is fair and reasonable.

6 Qualifications, Declarations and Consents

6.1 Qualifications

Grant Samuel and its related companies provide financial advisory services to corporate and other clients in relation to mergers and acquisitions, capital raisings, corporate restructuring, property and financial matters generally in Australia and New Zealand. One of its activities is the preparation of company and business valuations and the provision of independent advice and expert's reports in connection with mergers and acquisitions, takeovers and capital reconstructions. Since its inception in 1988, Grant Samuel and its related companies have prepared more than 280 public expert, adviser or appraisal reports.

The persons responsible for preparing this report on behalf of Grant Samuel are Michael Lorimer, BCA, CA, and Nick Hawkins, MCom(Hons). Both have a significant number of years experience in relevant corporate advisory matters.

6.2 Disclaimers

It is not intended that this report should be used or relied upon for any purpose other than as an expression of Grant Samuel's opinion on the fairness of the INL offer between the classes of Sky TV securities. Grant Samuel expressly disclaims any liability to any Sky TV shareholder that relies or purports to rely on the report for any other purpose and to any other party who relies or purports to rely on the report for any purpose.

This report has been prepared by Grant Samuel with care and diligence and the statements and opinions given by Grant Samuel in this report are given in good faith and in the belief on reasonable grounds that such statements and opinions are correct and not misleading. However, no responsibility is accepted by Grant Samuel or any of its officers or employees for errors or omissions however arising in the preparation of this report, provided that this shall not absolve Grant Samuel from liability arising from an opinion expressed recklessly or in bad faith.

6.3 Independence

Grant Samuel does not have at the date of this report, and has not had within the previous two years, any shareholding in or other relationship with Sky TV or INL that could reasonably be regarded as capable of affecting its ability to provide an unbiased opinion in relation to the proposed offer.

Grant Samuel had no part in the formulation of the INL offer. Its only role has been the preparation of this report and its summary. Grant Samuel will receive a fixed fee for the preparation of this report. This fee is not contingent on the outcome of the INL offer. Grant Samuel will receive no other benefit for the preparation of this report. Accordingly, Grant Samuel considers itself to be independent for the purposes of the Takeovers Code.

6.4 Information

Grant Samuel has obtained all information, which it believes is desirable for the purposes of preparing this report. Grant Samuel confirms that in its opinion the information to be provided by INL and the information contained within this report is sufficient to enable holders of the different classes of Sky TV securities to understand all relevant factors form an opinion on the fairness of the offer between the classes of securities.

6.5 Declarations

INL has agreed that to the extent permitted by law, it will indemnify Grant Samuel and its employees and officers in respect of any liability suffered or incurred as a result of or arising out of the preparation of the report. This indemnity will not apply in respect of the proportion of liability found by a court to be attributable to any conduct involving negligence or wilful misconduct by Grant Samuel. INL has also agreed to indemnify Grant Samuel and its employees and officers for time spent and reasonable legal costs and expenses incurred in relation to any inquiry or proceeding initiated by any person except where Grant Samuel or its employees and officers are found to have been negligent or engaged in wilful misconduct in which case Grant Samuel shall bear such costs.

Advance drafts of this report (and parts of it) were provided to INL. Certain changes were made to this report as a result of the circulation of the draft report. However, there was no alteration to the methodology, conclusions or recommendations made to holders of the different classes of Sky TV securities as a result of issuing the drafts.

Grant Samuel's terms of reference for its engagement did not contain any term, which materially restricted the scope of the report.

6.6 Consents

Grant Samuel consents to the issuing of this report in the form and context in which it is to be included in the information to be sent to holders of the different classes of Sky TV securities. Neither the whole nor any part of this report nor any reference thereto may be included in any other document without the prior written consent of Grant Samuel as to the form and context in which it appears.

GRANT SAMUEL & ASSOCIATES LIMITED
24 September 2003

Grant Samuel + Associates



INDEPENDENT NEWSPAPERS LIMITED





Exhibit 5

2003 Annual Report for Independent Newspapers Limited.







Takeover Offer by Independent Newspapers Limited (INL) for all the shares and options in Sky Network Television Limited (the Offer)

Notice to United States Investors

The Offer is for the securities of a non-United States company. The Offer is subject to disclosure requirements of a non-United States jurisdiction which are different from those of the United States. Financial statements included in the Offer Document, if any, have been prepared in accordance with non-United States accounting standards that may not be comparable to the financial statements of a United States company.

It may be difficult for United States investors to enforce their rights and any claim that they may have arising under the United States federal securities laws, since INL is located in a country other than the United States, and some or all of its officers or directors are residents of a country or countries other than the United States. Investors may not be able to sue INL or its officers or directors in a non-United States court for violations of the United States securities laws. It may be difficult to compel INL and its affiliates to subject themselves to a United States court's judgment.

Index




GARDENER


GROWING TODAY


onHoliday


BOAT





It is my pleasure to present the 2003 INL annual report to shareholders. I am proud to report that INL's performance in 2003 was simply outstanding across every division in the company. The 2003 consolidated net profit after tax was $77.3 million. The previous highest net paid profit was $50.4 million in 1997. *Group revenues grew to $873,502 million. This performance was* a result of having the right competitive strategy, sustained strong management performance and excellent trading conditions.

On 30 June 2003, the last day of our financial year, 95 percent of INL shareholders voted to support a special resolution to accept an unsolicited offer of $1.188 billion by John Fairfax Holdings Limited for INL's New Zealand publishing business. This was an offer that the INL Board believed represented excellent value and we had no hesitation in recommending it to shareholders. So this report not only presents a record performance but also marks the end of an era for INL in publishing in New Zealand, an era that began in 1906 on the establishment of The Wellington Publishing Company Limited.



The strategy of building a fully integrated media company started under the late Mike Robson, was advanced under Tom Mockeridge's leadership and completed by Peter Wylie. The value of this strategy was fully realised by shareholders in the 2003 year, not only in the record surplus but also in the value paid by Fairfax for the New Zealand publishing business.



The major operational events contributing to the 2003 result included achieving the benefits of the merger of The Dominion and The Evening Post while exceeding expectations of the merger benefits in terms of cost savings, earnings and circulation, relaunching the Sunday Star Times and an ongoing commitment of INL senior management, under the leadership of Peter Wylie, to bring the operations of INL into a more cohesive, more focused business.
At the same time the company successfully completed the purchase of the international award-winning Cuisine magazine, sold the Te Puke Times to W&H Newspapers Limited and increased its shareholding in the Taupo Times Limited from 68 percent to 100 percent, enabling Taupo Times to be developed to take full advantage of the business opportunities in the fast growing Taupo region.


style

The strong operational performance of the divisions meant that INL was well positioned to fully capture the benefits of strong national and regional economies, high levels of consumer confidence and excellent trading conditions. INL's strong publishing growth occured largely on the back of advertising *revenue growth throughout New Zealand. INL's publishing assets in Australia* also experienced a strong recovery in advertising revenues.

In 2003 SKY Television continued achieving strong growth in the number of subscribers to a record level of 542,891 and increased total revenue by over 13 percent to $391.3 million. The company achieved its goal of becoming cash positive in the year achieving a profit of $671,000. The net churn, a measure of subscriber disconnections continued to decline and dropped over the year from 11.7 percent to 10.8 percent.


SkyWatch

The significant majority of the management of INL's New Zealand publishing business are now part of Fairfax New Zealand Limited. Nevertheless, on behalf *of the Board I would like to congratulate our chief executive Peter Wylie, his* senior management team and the management, editorial and publishing staff of all of our divisions for their hard work and dedication in delivering such a superb result for the company and its shareholders.

As we announced in August, INL directors have approved a final dividend of 5 cents a share, fully imputed and payable on 26, September 2003 to shareholders on the register at 12, September 2003.



As we look forward in the coming year, the principal assets of INL are our 66.25 percent shareholding in SKY Network Television Limited, the Geelong Advertiser and, of course, the $754 million of cash resulting from the sale of the New Zealand publishing business to Fairfax, having retired all debt.



Executive Chairman's report

On 28 August 2003 INL announced that it would be making a takeover offer for the shares in SKY Network Television Limited that it does not already own. The INL offer for SKY shares will be $3.35 in cash per SKY share plus three INL shares for every ten SKY shares.

INL has also agreed in principle to sell the Geelong Advertiser to News Limited for $64 million.

In previous annual reports we normally present a report from the chief executive that presents operational highlights. Instead, given the circumstances of the sale to Fairfax, we have prepared a brief retrospective of the distinguished history of INL in the newspaper and publishing business in New Zealand and also an overview of operational highlights to illustrate the exceptional performances of our businesses and staff in 2003.
For and on behalf of the directors




GARDENER


GROWING TODAY

K E Cowley AO
Executive Chairman
August 2003

A brief retrospective

INL's print operations began in Wellington in 1906 at the launch the capital's daily The Dominion and the formation of the Wellington Publishing Co Limited (WPC). In 1970 WPC commenced a three decade long period of expansion and acquisition with the successful takeover of Truth (NZ) Limited. In the following year, WPC acquired Independent Publishers Limited, the owner of the Waikato Times. The Waikato Times has been published since 1872 and has the largest circulation of any regional daily newspaper in New Zealand. In 1972, WPC bought Blundell Brothers Limited, publishers of Wellington's The Evening Post and later that year the company changed its name to Independent Newspapers Limited.

Some of the oldest and finest newspapers in New Zealand became part of INL in this period, including The Evening Standard (1980) in the Manawatu, The Southland Times (1984) in Invercargill, the Timaru Herald (1985), and the South Island's leading newspaper, The Press (1987). The Press has been published for more than 140 years and is deeply ingrained as a Christchurch, Canterbury and South Island institution. In 1989, INL acquired Taranaki Newspapers Limited and part of New Zealand News Limited, including the now closed Auckland Star, the Sunday Star and Suburban Newspapers in Auckland, New Zealand's largest group of free community newspapers. The Daily News, part of Taranaki Newspapers was first published in 1857.


onHoliday

In 1990, INL bought Gordon and Gotch magazine distributors in Australia and New Zealand, their allied business and regional newspapers in Victoria, Australia. These operations were bought from INL's major shareholder, News Limited. Throughout the 1990s INL expanded in the South Island acquiring the Nelson Evening Mail in 1993 and the Marlborough Express in 1988 and several small community newspapers.


BOAT

Having consolidated a strong newspaper-publishing network, INL turned its attention on building a strong New Zealand-based magazine publishing division. That division included very successful publications focussing on food and wine, home, family and outdoor leisure activities and motoring. In 1998 INL began *refocusing its operations and sold newspaper assets in the United States and in* 1999 sold the Internet pioneer, Terabyte Interactive Limited. Gordon and Gotch Australia was also sold in 1999.



A brief retrospective

In June 1999, the company launched the nation's leading news and information portal stuff.co.nz leveraging off the news content of INL's leading newspapers. Stuff is one of the three main New Zealand news-focused portal sites and has provided INL's titles and mastheads the opportunity to widen their exposure from solely printed media.

At the time of the sale to Fairfax, the New Zealand publishing business included the flagship newspapers The Dominion Post, The Press, Sunday Star-Times, Sunday News and several regional newspapers; 61 community publications; 12 magazine titles; Gordon and Gotch, New Zealand's largest magazine distributor; the Stuff website; and a number of commercial printing businesses.



In the recent history of INL, SKY Network Television Limited has played a significant part in the strategy to establish a fully integrated media company. INL purchased 51 percent of SKY in 1997. In 2001 this shareholding was increased to 66.25 percent and SKY became a subsidiary of the INL group. SKY commenced broadcasting in 1990 and it is the pioneer of pay television in New Zealand. In 1998 SKY began the roll out of its digital satellite broadcast service, significantly extending its content offering, interactivity and coverage. While more expensive to operate per subscriber than its original UHF offering it is a far superior platform for the ongoing development of its pay television offering.



On 30 June 2003, INL had grown from a single newspaper in Wellington in 1906 to the eighth largest listed company on the New Zealand stock exchange.



Operational Review

THE MAJOR BUSINESSES OF INL IN 2003 WERE:

- METROPOLITAN NEWSPAPERS INCLUDING DOMINION POST AND THE PRESS
- REGIONAL NEWSPAPERS
- COMMUNITY NEWSPAPERS
- INL SUNDAYS
- INL MAGAZINES
- SKY NETWORK TELEVISION

METROPOLITAN NEWSPAPERS

The outstanding achievement in 2003 in INL's metropolitan newspapers was the highly successful merger of The Dominion and The Evening Post to form The Dominion Post. The new paper has the second largest circulation and readership of daily newspapers in New Zealand. It has been embraced by the Wellington region holding a circulation of 99,089.



Advertisers have flocked to the new paper recognising its strength. Its editorial achievement was recognised when it won the 2003 Qantas Newspaper of the Year. This is a fine achievement for The Dominion Post.

At the same time The Press had an exceptional year achieving a record operating profit and operating margins normally enjoyed by much larger newspapers. Total revenue increased 8 percent reflecting a booming South Island regional economy and spectacular growth in retail advertising. Daily sales of The Press consistently averaged above 90,000 and it has an average readership of 238,000 per day.



The paper was redesigned and improved during the year and the Weekend Press was sectionalised. The financial result was strengthened by a range of restructuring initiatives designed to improve operational performance.



REGIONAL NEWSPAPERS



The overall key highlights for INL regional newspapers in 2003 were typically strong growth in advertising revenue from booming regional economies and high levels of consumer confidence and the success of performance improvement initiatives including streamlining distribution, production and advertising in each newspaper. All papers were ahead of budget and many enjoyed record results.

The Daily News Taranaki had the highest market penetration for any daily newspaper in New Zealand with 74 percent reach. INL's other regional newspaper, The Timaru Herald came in a close second with 73 percent reach.

The Southland Times launched its Saturday Extra boosting circulation. The paper also enjoyed significant advertising revenue growth, particularly in the areas of retail and real estate. The Southland Times matched its financial performance winning an unprecedented five awards at the Qantas media awards, including the best editorial project.

The Geelong Advertiser and its associated publications achieved a significant increase in revenue and operating contribution.

COMMUNITY NEWSPAPERS



INL operated three divisions producing community newspapers – Independent Community Newspapers which has fifteen rural-oriented regional community newspapers; Central Community Newspapers which is dominant in the Wellington region with seven community newspapers; and Suburban Newspapers which has ten Auckland metropolitan newspapers. Each division significantly improved their performance in 2003 and highlights include the sale of the Te Puke Times and the complete purchase of Taupo Times Limited which is distributed to nearly 16,000 homes. The Piako Post achieved a 98 percent readership by women and 95 percent readership overall earning it the nation's top billing by AC Nielson Media Research.

INL SUNDAYS



The Sunday Star Times was relaunched in February 2003 with a revamped design and a promise of a bigger, better read. Subsequently, readership increased from 642,000 to more than 700,000 and circulation showed sustained improvement. Together with the Sunday News the combined unduplicated readership of the two Sundays topped 1,000,000 readers for the first time. Advertising revenues reflected this relaunch investment and grew 15.5 percent during the year. In June 2003, 13 prizes were awarded to Sunday Star Times journalists at the Qantas media awards.

INL MAGAZINES

The highlight of the year was the successful purchase of the iconic food, wine and good living magazine Cuisine into the stable of eleven magazines which capped off another year of growth and record profit for the division.

Other significant highlights include a gain in TV Guide's circulation to 222,363 per week and a readership of 942,000 making it New Zealand's most read and highest circulating magazine. Also, NZ House & Garden's readership reached an all-time high of 671,000 with a circulation of 79,764.

SKY NETWORK TELEVISION

SKY Network Television Limited is New Zealand's pre-eminent pay television company. SKY continues to be one of the fastest growing pay television networks in the world. As of 30 June 2003 SKY subscriber base was a record 542,891 residential subscribers completing the 13th year of subscriber growth. The number of subscribers represents approximately 39.1% of total New Zealand households and includes 76,755 wholesale customers.

Of SKY's subscribers approximately 78 percent of total subscribers are digital subscribers and 22 percent are UHF.

This continued excellent subscriber growth was reflected in a 13 percent jump in total revenue to $391 million and an increase in EBITDA (Earnings before interest tax, depreciation and amortisation) of $42.6 million to $150.8 million in 2003 ($108.2 million, 2002).

Full Year Subscribers


UHF
Satellite
Wholesale

The effect of this strong improvement was a return to profitability at year end after three years of losses caused by the capital expenditure to launch SKY's digital platform and offering. The decision to move to a digital platform is paying off as monthly revenue per residential digital subscriber increased to $59.35 ($56.56, 2002). Likewise, the net churn rate continued to fall to 10.8 percent in 2003 (11.7 percent, 2002).

SKY's return to profit in 2003 marks the beginning of a period in which INL expects future increases in profitability and growing free cash flows. SKY is listed on the New Zealand stock exchange and has a market capitalisation of approximately $1.9 billion.

General Accounting Policies

1. Reporting entity and statutory base

Independent Newspapers Limited is a public company registered in New Zealand under the Companies Act 1993, and is an issuer for the purposes of the Financial Reporting Act 1993. The financial statements are those of Independent Newspapers Limited and its subsidiaries and associates. The financial statements comply with New Zealand generally accepted accounting practice as required by the Financial Reporting Act 1993.

2. Measurement system

The accounting principles recognised as appropriate for the measurement and reporting of earnings and financial position on an historical cost basis are followed by the group with the exception of publishing titles, land and buildings, and certain other asset categories as identified in the Valuation and amortisation of assets policy described below.

Particular Accounting Policies

3. Consolidation

The consolidated financial statements include the accounts of the parent company and subsidiary companies using the purchase method of consolidation. All significant intercompany transactions are eliminated on consolidation. Goodwill on consolidation, being the excess of price paid over fair value of net tangible and identifiable intangible assets of subsidiaries acquired, is amortised over periods not exceeding twenty years.

Where controlled entities have been sold or acquired during the year, their operating results have been included to the date of disposal or from the date of acquisition.

4. Associate companies

The consolidated accounts include an equity share of associate companies' retained surplus/deficit and reserves from the relevant date of acquisition, unless in the opinion of the Directors their inclusion would be immaterial to the value of the group as a whole.

5. Valuation and amortisation of assets

a) **Fixed assets**

Land and buildings are initially recorded at cost, and were last adjusted to net current value as determined by independent valuations at 30 June 2000. Land and buildings are now stated at cost or Directors' valuation. Other fixed assets are recorded at cost less depreciation. Interest and costs of foreign exchange hedging are capitalised on major projects during their construction period.

Freehold land is not depreciated. All other owned fixed assets are depreciated on a straight line basis which will write off the original cost of fixed assets, or revalued cost in the case of buildings, over expected economic lives as follows -

Buildings	40–60 years
Electronic publishing plant	5–8 years
Television studio and broadcasting equipment	10 years
Television decoders and associated equipment	5–6 years
Capitalised installation costs	5 years
Other plant, vehicles and equipment	3–20 years

Assets acquired under finance leases are included as non-current assets in the Statement of Financial Position. Finance leases effectively transfer to the group all the risks and benefits incidental to ownership of the leased property. The present value of the minimum lease payments is recognised as an asset at the beginning of the lease term and amortised on a straight line basis over the expected useful life of the leased asset. A corresponding non-current liability is also established and each lease payment is allocated using the "actuarial" method of finance charge allocation between the liability and interest expense.

b) Investments

Shares in listed and unlisted companies are recorded at cost.

c) Intangible assets

The group has significant intangible assets including publishing titles, television brand, renewal rights for programmes and broadcasting rights. The television brand includes the name, existing subscriber base, growth potential from the subscriber base, potential advertising revenue streams, and sports and entertainment franchises.

Publishing titles acquired before 30 June 2000 are recorded at valuation, which was undertaken at that date. Publishing titles acquired after 30 June 2000 are recorded at cost. Publishing titles are now stated at Directors' valuation. Television brand together with renewal rights for programmes and broadcasting rights are recorded at cost. Cost represents acquisition costs or costs incurred during the establishment phase.

No amortisation is provided against publishing titles and television brand since, because in the opinion of the Directors, the lives of publishing titles and television brands is of such duration, and the residual value would be such that the amortisation charge, if any, would not be material.

Broadcasting rights are amortised on a straight-line basis over the lesser of the period of the license term and twenty years for UHF spectrum licenses, and five years for direct broadcast satellite service and new channel development costs.

Renewal rights for programmes, upon renewal, are amortised over the period to which they relate. If the contract is not expected to be renewed the rights are expensed.

Costs relating to establishment of digital broadcast services are amortised on a straight line basis over five years from the commencement of earning revenue from the service.

5c) Intangible assets (continued)

The group regularly assesses the carrying amount of intangible assets to ensure they are not carried at a value greater than their recoverable amount. Any impairment in the value of publishing titles will first be charged against the revaluation reserve.

d) Inventories and programming rights

Inventories are valued at the lesser of cost as ascertained on a first-in, first-out basis or net realisable value. The cost of production of electronic media products is included in work in progress at the lower of cost and net realisable value.

Programming rights are recognised in the Statement of Financial Position provided the programme is available and the rights period has commenced at balance date. Programming rights are amortised over the period they relate to, generally not exceeding twelve months. Any rights not expected to be utilised are written off during the period.

e) Receivables

Trade receivables are shown at their estimated realisable values.

f) Development costs

Development costs of electronic media products are expensed in the period in which they are incurred unless the criteria for asset recognition are met. Development costs are recognised as an asset when the costs attributable to the product can be separately identified and reliably measured. In addition it has to be demonstrated that a market exists for the product and that the future benefits exceed the capitalised development costs.

6. Income tax

Income tax expense includes both current and deferred taxation and is determined after allowing for non-assessable income and non-deductible costs. Deferred tax, calculated on a comprehensive basis using the liability method, is provided to recognise future tax assets and liabilities arising from the eventual reversal of timing differences between deductions under the company's accounting policies and those allowed under income tax legislation. A deferred tax asset is only recognised if there is virtual certainty of realisation.

7. Foreign currencies

Transactions in foreign currencies are converted at the New Zealand rate of exchange ruling at the date of the transaction or at forward cover rates where specifically identified. At balance date foreign monetary assets and liabilities are translated at the closing rate and exchange variations are included in the Statement of Financial Performance except as noted below. The accounts of overseas subsidiaries are treated as independent foreign operations. For these operations, assets and liabilities are translated at the rate of exchange ruling at balance date, and revenue and expenses items are translated at the exchange rate approximating that ruling at the date of the transaction. Resulting exchange differences are transferred to the Currency Translation Reserve in the Statement of Financial Position. Where assets and liabilities, including net investment in independent foreign operations, are designated as part of a hedge, exchange movements in relation to these items are transferred to the Currency Translation Reserve. Such transactions in respect of monetary hedge items are limited to the extent that they are offset by exchange movements in other hedge items.

8. Financial instruments

The group is a party to financial instruments such as foreign currency contracts that reduce exposures to fluctuations in foreign currency exchange rates. Gains or losses and hedging costs arising on such financial instruments entered into as a hedge against future commitments are deferred until the date of such transaction, at which time they are included in the measurement of the transaction. All other exchange gains or losses and hedging costs on such financial instruments are recorded in the statement of financial performance in the period of the exchange rate changes.

Financial instruments, such as interest rate swap agreements, used to reduce exposure to interest rate movements are designated hedges of the underlying borrowing, and settlements made under these instruments are included within interest expense in the current period. Should such instruments be terminated before maturity, the resultant settlement amount is amortised over the shorter of the remaining period to original maturity or the term of the underlying borrowings.

Costs associated with the issue of capital notes and other debt raising activities are capitalised and amortised over the period to which the facility provides funding to the group, and in the case of capital notes to a date no later than the first election date. Capitalised costs may include costs associated with the preparation of a prospectus, advertising, professional fees, underwriting premiums, commissions and establishment fees.

Comparatives

To ensure consistency with the current period, comparative figures have been restated where appropriate.

Changes in accounting policies

Fixed assets

Land and buildings are no longer revalued on a three yearly cycle to net current value as determined by independent valuations. Land and buildings are now stated at cost or Directors' valuation. The change in accounting policy has no material impact on the Financial Statements.

Intangibles

Publishing titles are no longer revalued on a three yearly cycle to open market value as determined by independent valuers. Publishing titles are now stated at Directors' valuation. The change in accounting policy has no material impact on the Financial Statements.

All other accounting policies have been applied on a basis consistent with the previous year.

Statement of financial performance

FOR THE YEAR ENDED 30 JUNE 2003

($000)

	Notes	Consolidated Group 2003	Consolidated Group 2002	Parent Company 2003	Parent Company 2002
Revenue:	2a				
Continuing operations		**425,619**	870,948	-	47,514
Discontinued operations		**502,977**	2,554	**47,906**	-
Total revenue		**928,596**	873,502	**47,906**	47,514
Expenses	2	**(836,423)**	(823,768)	**(39,506)**	(26,198)
		92,173	49,734	**8,400**	21,316
Goodwill amortised	15	**(578)**	(1,416)	-	-
Non-trading items	3	**293,934**	(13,699)	**(14)**	-
Operating surplus before taxation		**385,529**	34,619	**8,386**	21,316
Income tax benefit (expense)	4	**6,233**	(2,287)	**12,787**	9,113
Operating surplus after taxation		**391,762**	32,332	**21,173**	30,429
Comprising operating surplus (deficit) derived from:					
Continuing operations	26	**12,958**	34,089	**6,791**	30,429
Discontinued operations	26	**378,804**	(1,757)	**14,382**	-
Minority interests		**(3,287)**	5,483	-	-
Net surplus		**$388,475**	$37,815	**$21,173**	$30,429

The notes on pages 20 to 41 are to be read in conjunction with these financial statements.

Statement of movements in equity

FOR THE YEAR ENDED 30 JUNE 2003

($000)

	Notes	Consolidated Group 2003	Consolidated Group 2002	Parent Company 2003	Parent Company 2002
Opening equity		**1,138,617**	1,184,039	**576,376**	614,998
Net surplus		**388,475**	37,815	**21,173**	30,429
Land and buildings revaluation reserve movements	6b	**(9)**	(5,464)	-	-
Publishing title revaluation reserve movements	6b	**(5,000)**	(300)	-	-
Currency translation reserve movements	6d	**(31)**	(3,703)	-	(486)
Total recognised revenues and expenses		**383,435**	28,348	**21,173**	29,943
Movements in minority interest		**2,916**	(5,205)	-	-
Contributions from shareholders:					
Shares issued	6a	**2,334**	3,332	**2,334**	3,332
Distributions to shareholders:					
Shares repurchased and cancelled		-	(35,825)	-	(35,825)
Dividend paid November		**(19,007)**	(19,232)	**(19,007)**	(19,232)
Dividend paid March		**(19,008)**	(16,840)	**(19,008)**	(16,840)
Supplementary dividend		**(3,287)**	(3,237)	**(3,287)**	(3,237)
Foreign investor tax credits	17	**3,287**	3,237	**3,287**	3,237
		(38,015)	(71,897)	**(38,015)**	(71,897)
Closing equity		**$1,489,287**	$1,138,617	**$561,868**	$576,376

The notes on pages 20 to 41 are to be read in conjunction with these financial statements.

Statement of financial position

AS AT 30 JUNE 2003

	Notes	CONSOLIDATED GROUP 2003	CONSOLIDATED GROUP 2002	PARENT COMPANY 2003	PARENT COMPANY 2002 (000's)
EQUITY					
Share capital	6a	**461,120**	458,786	**461,120**	458,786
Reserves					
Capital					
Asset revaluation	6b	**13,999**	529,153	-	-
Revenue					
Retained surplus	6c	**1,003,952**	143,189	**100,748**	117,590
Currency translation	6d	**(9,230)**	(9,199)	-	-
		1,008,721	663,143	**100,748**	117,590
Share of associate companies retained surplus (deficit)	5	-	158	-	-
		1,008,721	663,301	**100,748**	117,590
Equity attributable to shareholders of the company		**1,469,841**	1,122,087	**561,868**	576,376
Equity attributable to minority shareholders		**19,446**	16,530	-	-
Total shareholders' equity		**1,489,287**	1,138,617	**561,868**	576,376
NON-CURRENT LIABILITIES					
Deferred income tax liability	7	-	7,548	**16**	-
Borrowings	8	**317,756**	764,296	-	434,500
Net balances owing to subsidiaries	13	-	-	**1,040,162**	-
		317,756	771,844	**1,040,178**	434,500
CURRENT LIABILITIES					
Payables, provisions and accruals	19	**105,978**	197,963	**2,626**	3,003
Bank overdrafts		-	663	-	-
Short term borrowing		-	9,800	-	9,800
Income tax payable	17	**392**	-	**4,546**	142
Borrowings due within one year	8	**19,115**	14,907	-	-
		125,485	223,333	**7,172**	12,945
		$1,932,528	$2,133,794	**$1,609,218**	$1,023,821

The notes on pages 20 to 41 are to be read in conjunction with these financial statements.

Statement of financial position

AS AT 30 JUNE 2003

	Notes	CONSOLIDATED GROUP 2003	CONSOLIDATED GROUP 2002	PARENT COMPANY 2003	PARENT COMPANY 2002 (000's)
NON-CURRENT ASSETS					
Fixed assets	10				
Land		**2,097**	26,415	-	-
Buildings		**6,887**	64,179	-	-
Television studio and broadcasting equipment		**91,179**	92,652	-	-
Other plant, vehicles and office equipment		**24,368**	118,317	**2**	2
Television decoders and associated equipment		**114,819**	132,876	-	-
Capitalised installation costs		**114,988**	108,495	-	-
Capital work in progress		-	4,069	-	-
		354,338	547,003	**2**	2
Investments					
Shares in companies	11	**3**	5	**3**	10
Investment in associate companies	12	-	799	-	14
Other investments		-	178	-	-
Net balances owing from subsidiaries		-	-	-	172,600
Investment in subsidiaries	13	-	-	**834,093**	834,840
		3	982	**834,096**	1,007,464
Intangible assets					
Publishing titles	14	**37,392**	722,853	-	-
Television brand		**617,688**	617,972	-	-
Other intangible assets	15	**34,413**	36,016	-	-
		689,493	1,376,841	-	-
Deferred income tax benefits	7	**1,092**	1,497	-	174
CURRENT ASSETS					
Bank and cash balances		**29,595**	9,702	**14,477**	118
Short term deposits and investments		**753,000**	-	**753,000**	-
Net assets held for sale	26b	-	21,818	-	-
Receivables	18	**55,186**	101,519	**136**	-
Inventories and programming rights	16	**41,097**	64,770	-	-
Trading prepayments		**1,497**	6,873	**166**	4,024
Income tax receivable	17	**7,227**	2,216	**7,341**	3,237
Future income tax benefit	17	-	573	-	8,802
		887,602	207,471	**775,120**	16,181
		$1,932,528	$2,133,794	**$1,609,218**	$1,023,821

The notes on pages 20 to 41 are to be read in conjunction with these financial statements.

Statement of cash flows

FOR THE YEAR ENDED 30 JUNE 2003

	Publishing & distribution	Television	CONSOLIDATED GROUP 2003	CONSOLIDATED GROUP 2002	PARENT COMPANY 2003	PARENT COMPANY 2002 ($000)
Cash flows from operating activities						
Receipts from sales	580,180	388,507	968,687	902,507	-	-
Dividends from investments	146	-	146	43	144	47,312
Payments to suppliers and employees	(450,057)	(233,290)	(683,347)	(679,281)	(49)	(228)
Income tax (paid)	(4,970)	(79)	(5,049)	(4,132)	(4,104)	(3,260)
Net goods and services tax received (paid)	181	313	494	404	(9)	(15)
Net interest (paid)	(33,932)	(27,417)	(61,349)	(56,719)	(35,837)	(31,248)
	(488,778)	(260,473)	(749,251)	(739,728)	(39,999)	(34,751)
Redundancy and restructuring costs	(19,491)	-	(19,491)	(4,020)	-	-
Net cash flows from operating activities	$72,057	$128,034	$200,091	$158,802	($39,855)	$12,561
Cash flows from investing activities						
Proceeds from the sale of:						
NZ publishing and distribution operations net of costs			1,169,807	-	1,171,156	-
Fixed assets			6,405	12,816	21	-
Other business operations / subsidiary company			1,131	650	-	-
Publishing titles			17,143	-	756	-
Other investments			1,028	241	963	-
			1,195,514	13,707	1,172,896	-
Purchase of:						
Investment in subsidiary companies			-	(361)	-	(6)
Fixed assets and intangibles			(101,223)	(121,052)	(379)	-
Television programme rights capitalised			(7,563)	(10,650)	-	-
Publishing titles			(6,837)	-	(6,837)	-
Other investments			-	-	-	(361)
Interest capitalised			-	(311)	-	-
Cash balance of subsidiary on acquisition			-	9	-	-
Cash balance of subsidiary on disposal			-	20	-	-
			(115,623)	(132,345)	(7,216)	(367)
Net cash flows from investing activities			$1,079,891	($118,638)	$1,165,680	($367)
Cash flows from financing activities						
Bank loans			167,000	10,000	-	10,000
Capital notes issued			-	111,076	-	-
Shares issued			2,334	3,332	2,334	3,332
Shares issued to minority shareholders			528	357	-	-
Intergroup advances			-	-	121,506	50,563
			169,862	124,765	123,840	63,895
Dividends paid			(37,994)	(36,072)	(37,994)	(36,072)
Promissory notes repaid			(49,500)	(8,500)	(49,500)	(8,500)
Finance lease repayments			(14,240)	(13,276)	-	-
Foreign currency bank loans repaid			(3,366)	(14,599)	-	-
Bank loans repaid			(561,000)	(58,000)	(385,000)	-
Repurchase of shares			-	(35,825)	-	(35,825)
Distributions to minority shareholders			(248)	(154)	-	-
Issuance costs of capital notes placement			-	(4,133)	-	-
Other finance payments			(110)	(137)	-	-
			(666,458)	(170,696)	(472,494)	(80,397)
Net cash flows from financing activities			($496,596)	($45,931)	($348,654)	($16,502)

During the year the expected life of the satellite transponders (subject to finance lease) was increased by one year. The impact was $19.7 million. This represents a non-cash investing and financing activity.

The notes on pages 20 to 41 are to be read in conjunction with these financial statements.

Statement of cash flows

FOR THE YEAR ENDED 30 JUNE 2003

	Notes	CONSOLIDATED GROUP 2003	CONSOLIDATED GROUP 2002	PARENT COMPANY 2003	PARENT COMPANY 2002 (000's)
Net cash flows from:					
Operating activities		200,091	158,802	(39,855)	12,561
Investing activities		1,079,891	(118,638)	1,165,680	(367)
Financing activities		(496,596)	(45,931)	(348,654)	(16,502)
Net increase (decrease) in cash held		783,386	(5,767)	777,171	(4,308)
Opening cash balance		(761)	5,267	(9,682)	(5,327)
Effect of exchange rate changes on foreign currency balances		(30)	(261)	(12)	(47)
Closing cash balance		$782,595	($761)	$767,477	($9,682)
Comprising:					
Bank and cash balances		29,595	9,702	14,477	118
Short term borrowings, deposits and investments		753,000	(9,800)	753,000	(9,800)
Bank overdrafts		-	(663)	-	-
		$782,595	($761)	$767,477	($9,682)
Effect of disposal of subsidiary companies					
Fixed assets		-	(461)	-	-
Intangible assets		-	(1,712)	-	-
Current assets		-	(755)	-	-
Current liabilities		-	120	-	-
Deferred taxation		-	(94)	-	-
Minority interest		-	(311)	-	-
Reserves		-	(105)	-	-
Loss (gain) on disposal of investment		-	2,668	-	-
Consideration in cash		-	($ 650)	-	-
Reconciliation of operating cash flows with net surplus					
Net surplus		388,475	37,815	21,173	30,429
Adjustment for non-cash items:					
Depreciation and amortisation		132,589	117,638	-	-
Goodwill amortised		578	1,416	-	-
Share of associates operating deficit (surplus)		78	(121)	-	-
Minority interest		3,287	(5,483)	-	-
Deferred tax		(6,233)	(499)	190	(141)
Write down on disposal of investment		154	3,719	-	-
Other non-cash items		2,084	1,501	(100)	3,275
Total non-cash items		132,537	118,171	90	3,134
Investing items		(298,262)	311	17,724	-
Adjustment for working capital items:					
Receivables		55,708	(4,628)	(137)	-
Prepayments		5,108	(473)	3,858	68
Inventories		23,671	2,332	-	-
Payables and accruals		(93,661)	7,633	(2,895)	1,974
Income tax		(6,271)	(1,544)	(17,078)	(12,232)
Other items		-	(4)	-	-
Subsidiary balance owing		-	-	(62,590)	(10,812)
Working capital of operations purchased or sold		(7,493)	(543)	-	-
Currency effect on opening working capital balance		279	(268)	-	-
Total working capital items		(22,659)	2,505	(78,842)	(21,002)
Cash flows from operating activities		$200,091	$158,802	($39,855)	$12,561

The notes on pages 20 to 41 are to be read in conjunction with these financial statements.

	Notes	CONSOLIDATED GROUP 2003	CONSOLIDATED GROUP 2002	PARENT COMPANY 2003	PARENT COMPANY 2002 (000's)

1 Basis of preparation

Effective from July 1, 2002 the group sold the publishing titles and operations of Bendigo Advertiser Pty Limited and Wimmera Mail Times Pty Limited.

On June 30, 2003 the group sold the publishing titles and assets of its New Zealand publishing and distribution operations to John Fairfax Holdings Limited. Consolidated revenues and expenses for the group include amounts from these New Zealand operations through to date of sale.

The consolidated group financial statements for the years ended June 30, 2002 and 2003 include the financial results of Sky Network Television Limited ("Sky") for the twelve month periods ended on those dates.

Exchange rates

The following exchange rates have been used in converting foreign currency amounts:

			2003	2002
Statement of Financial Position – closing rates	1.0000	NZD = AUD	0.8728	0.8637
Statement of Financial Performance and Cash Flows – average rate	1.0000	NZD = AUD	0.8912	0.8220
Statement of Financial Position - closing rates	1.0000	NZD = USD	0.5826	0.4879

2

a Revenue

	Notes	Consolidated 2003	Consolidated 2002	Parent 2003	Parent 2002
Newspaper publishing and magazine distribution					
Advertising		358,824	344,937	-	-
Circulation		128,168	131,724	-	-
Commercial print		10,538	10,941	-	-
Magazine distribution	i)	18,966	18,264	-	-
Dividends received		73	36	47,906	47,312
Interest received		2	3	-	-
Other		20,753	22,989	-	202
		537,324	528,894	47,906	47,514
Television services					
Subscription		338,195	291,666	-	-
Advertising		19,625	16,525	-	-
Other		33,452	36,417	-	-
		391,272	344,608	-	-
Total revenue from operations		$928,596	$873,502	$47,906	$47,514

i) Magazine distribution revenues are reported on a fee and margin basis, net of cost of magazines distributed.

b Expenses

	Notes	Consolidated 2003	Consolidated 2002	Parent 2003	Parent 2002
Newspaper publishing and magazine distribution					
Remuneration of employees		157,537	168,841	-	-
Newsprint		70,202	66,389	-	-
Materials		14,547	15,959	-	-
Distribution costs		39,896	40,783	-	-
Audit fees		445	462	-	-
Auditors' other fees		587	483	-	-
Bad debts		1,444	1,501	-	-
Bad debt provision		216	(68)	-	-
Depreciation	10b	17,226	17,826	-	-
Directors' fees	2c	368	474	-	-
Donations		27	57	-	-
Loss on disposal of assets		628	469	-	-
Operating lease costs		6,471	6,655	-	-
Unrealised foreign exchange (gain) loss		-	-	(143)	3,205
Severance costs		5,684	4,136	-	-
All other costs		108,592	107,184	1,028	321
Total newspaper publishing and magazine distribution operating expenses		$423,870	$431,151	$885	$3,526

2b Expenses (continued)

	Notes	Consolidated 2003	Consolidated 2002	Parent 2003	Parent 2002 (000's)
Attributable to:					
Publishing and magazine distribution activities		415,094	419,916	-	-
Corporate activities		8,776	11,235	-	-
Television services					
Remuneration of employees		27,671	26,670	-	-
Programme fees		144,431	147,918	-	-
Transmission		6,971	6,885	-	-
Marketing and advertising		12,186	11,133	-	-
Audit fees paid to other auditors		76	97	-	-
Non-audit services provided by other auditors		54	86	-	-
Bad debts		2,799	2,534	-	-
Bad debt provision		(432)	47	-	-
Directors' fees	2c	249	239	-	-
Depreciation	10b	111,827	96,466	-	-
Amortisation	15	3,536	3,346	-	-
Loss on disposal of assets		2,458	183	-	-
Operating lease costs		930	982	-	-
Unrealised foreign exchange (gain)		(1,942)	(1,541)	-	-
All other costs		42,054	36,570	-	-
Total television services operating expenses		$352,868	$331,615	-	-

c Directors of the parent company received $337,000 (2002: $407,000) in fees for the year and $83,000 (2002: $41,500) from subsidiary companies.

d Finance costs

	Consolidated 2003	Consolidated 2002	Parent 2003	Parent 2002
INL borrowing group				
Fixed loans	31,654	33,811	31,160	32,462
Short term funding	60	447	171	447
Derivative product termination costs & borrowing facility costs written off	-	-	18,705	-
Interest on advances to subsidiary companies	-	-	(11,415)	(10,237)
	$31,714	$34,258	$38,621	$22,672
SKY borrowing group				
Fixed loans	11,330	12,266	-	-
Capital notes	11,078	8,047	-	-
Finance leases	5,991	7,030	-	-
Short term funding	(428)	(599)	-	-
	27,971	26,744	-	-
Total finance costs	59,685	61,002	38,621	22,672
Total expenses	$836,423	$823,768	$39,506	$ 26,198

Interest received on surplus money market funds has been included with finance costs.

	Notes	Consolidated Group 2003	Consolidated Group 2002	Parent Company 2003	Parent Company 2002
(000's)					
3 Non-trading items	a				
Write down of publishing title on closure or sale		-	(243)	-	-
Loss on sale of surplus properties		-	(1,102)	-	-
Loss on sale of subsidiary companies		-	(2,668)	-	-
Restructuring payments		-	(9,686)	-	-
Write-down of press on plant closure		(964)	-	-	-
Gain (loss) on disposal of		-	-	-	-
business operations (net of costs)	b	293,979	-	(6)	-
Gain (loss) on liquidation of associate company		919	-	(8)	-
Total non-trading items		**$293,934**	($13,699)	**($14)**	-

a Non-trading items are stated at amounts before related income tax credits of: Consolidated Group 2003 17,495; 2002 3,665; Parent Company 2003 -; 2002 -

b Gain on disposal of operations includes fees paid to auditors of $714,000.

	Notes	Consolidated Group 2003	Consolidated Group 2002	Parent Company 2003	Parent Company 2002
4 Income tax					
Operating surplus before taxation		385,529	34,619	8,386	21,316
Permanent differences:					
Dividends received		(73)	(36)	(47,906)	(46,928)
Non- (assessable) deductible items		(306,751)	4,959	-	12
Goodwill amortised	15	578	1,416	-	-
Deferred tax adjustment		247	521	-	-
Timing differences not recognised by subsidiary		(35,191)	(48,036)	-	-
Other permanent differences including tax losses carried forward		(65,009)	(9,472)	773	(1,074)
		(20,670)	(16,029)	(38,747)	(26,674)
Income tax at 33%		(6,821)	(5,290)	(12,787)	(8,802)
Adjustments for foreign tax rates		(125)	(115)	-	-
		(6,946)	(5,405)	(12,787)	(8,802)
(Over)/under provision in prior periods		713	795	-	(311)
Subsidiary tax losses not recognised		-	6,897	-	-
Income tax (benefit) expense		**($6,233)**	$2,287	**($12,787)**	($9,113)
Current tax:					
Current period income tax		(6,233)	2,287	(12,787)	(9,113)
Prior period income tax and effect of foreign tax rate change		(713)	(795)	-	311
Deferred tax	7	8,040	1,847	(190)	141
Current period tax payable (receivable)	17	$1,094	$3,339	($12,977)	($8,661)

INL and SKY have an agreement for SKY to elect to transfer tax losses incurred by SKY after July 1, 2001 to the INL group. Such tax losses contain timing differences not recognised by Sky as detailed in note 7.

INL will compensate SKY for the tax losses at their tax value should SKY become a tax payer after utilising it's accumulated losses. Such compensation is a contingent obligation of INL as a reliable estimate, if any, of the future obligation cannot be made.

	Notes	Consolidated Group 2003	Consolidated Group 2002	Parent Company 2003	Parent Company 2002
(000's)					
5 Share of retained surplus (deficit) in associate companies					
Share of operating surplus (deficit) before taxation		21	169	-	-
Share of income tax expense		(46)	(16)	-	-
Share of operating surplus (deficit) after taxation		(25)	153	-	-
Dividends received		(53)	(32)	-	-
		(78)	121	-	-
Share of retained surplus brought forward		158	37	-	-
Disposal of investment		(80)	-	-	-
Closing balance	12	-	$158	-	-
6 Equity					
a Share capital					
Shares on issue		422,432,948	430,901,937	422,432,948	430,901,937
Shares repurchased and cancelled		-	(9,700,000)	-	(9,700,000)
Shares issued in consideration for part purchase of SKY investment		-	-	-	-
Shares issued pursuant to employee share option scheme		882,021	1,231,011	882,021	1,231,011
Total shares on issue		423,314,969	422,432,948	423,314,969	422,432,948
Paid in share capital		$461,120	$458,786	$461,120	$458,786

i) Independent Newspapers Limited Senior Employees' Share Purchase Scheme:
Company shares have been issued under a Senior Employees' Share Purchase Scheme. The Directors of the company invited nominated employees to participate in the scheme. The price of the shares issued under the scheme was the last sale price on the New Zealand Stock Exchange at the time of issue. No financial assistance has been given by the company to the scheme or it members.

	Parent Company 2003	Parent Company 2002
Partly paid shares outstanding under the Senior Employees' Share Purchase Scheme, all of which have been allocated to employees	118,500	118,500
Proportion of issued capital	0.03%	0.03%

At balance date $144,350 (2002: $144,350) of uncalled capital existed on shares issued through the Senior Employees' Share Purchase Scheme.

ii) Independent Newspapers Limited Executive Share Option Scheme:
An allocation by the Directors of share options was made under an Executive Share Option Scheme in the year ended 30 June 1998. Each option will convert to one ordinary INL share, exercisable from 1 September 1999 to 31 May 2005 (extended from 2002) at an exercise price of $2.65. At balance date 230,001 of these options had not been exercised.

A further allocation of 825,000 options was made under the Scheme during the year ended 30 June 2002. All options under this allotment were cancelled in the current year.

No financial assistance has been given by the company to the share option scheme or its members.

	Parent Company 2003	Parent Company 2002
Opening balance	2,017,020	2,423,031
Issued during the period	-	825,000
Exercised during the period	(882,021)	(1,231,011)
Cancelled during the period	(904,998)	-
Closing balance	230,001	2,017,020

6 Equity (continued)

	Notes	CONSOLIDATED GROUP 2003	CONSOLIDATED GROUP 2002	PARENT COMPANY 2003	PARENT COMPANY 2002 (000's)
INL share options - exercise period (earliest date):					
Currently exercisable				230,001	1,192,020
1 July 2003 - 30 June 2004				-	275,000
1 July 2004 - 30 June 2005				-	275,000
1 July 2005 - 30 June 2006				-	275,000
Closing balance				230,001	2,017,020

iii) SKY share option scheme:

On December 9, 1997 SKY issued 1,700,000 shares at $2.10, partly paid to $0.01, to a trust for purchase by certain Directors and employees of the company under an equity participation plan. At June 30, 2003 700,000 shares are held by SKY Nominees, as trustee for the trust, for possible future allocation. Ordinary shares held by the trustee carry voting rights and represent less than 1% of the total issued capital of the company.

In December 1997 SKY issued 4,200,000 options to purchase ordinary shares at $2.10. The options are exercisable through to December 2007. At June 30, 2003 1,000,000 of the options had not been exercised.

In February 1998 two tranches of options for purchase of ordinary shares were issued. The first tranche of 500,000 shares has an exercise price of $2.10 exercisable no later than January 2005. At June 30, 2003, 200,000 of these options had been exercised. The second tranche of 600,000 options carries an exercise price of $2.40 per share. At June 30, 2003 all of these options had been exercised.

In April 2001 a further two tranches of options for the purchase of ordinary shares were issued, the first tranche of 1,000,000 shares at an exercise price of $2.80 per share with an exercise period commencing on November 14, 2003 and expiring on November 14, 2010. The second tranche of 100,000 shares is at an exercise price of $3.00 per share with an exercise period commencing on 1 January 2004 and expiring on 1 January 2011.

In August 2001 SKY issued options for the purchase of 80,000 ordinary shares at an exercise price of $3.55 per share with an exercise period commencing August 2003 and expiring on November 2007 with 20% exercisable annually. In November 2001 a further tranche was issued for the purchase of 50,000 ordinary shares at an exercise price of $3.62 and an exercise period commencing November 15, 2003 and expiring on November 15, 2008.

	CONSOLIDATED GROUP 2003	CONSOLIDATED GROUP 2002
Opening balance	2,799,000	2,818,000
Issued during the period	-	130,000
Exercised during the period	(233,000)	(149,000)
Cancelled during the period	(36,000)	-
Closing balance	2,530,000	2,799,000

	CONSOLIDATED GROUP 2003	CONSOLIDATED GROUP 2002
SKY share options - exercise period (earliest date):		
Currently exercisable	1,300,000	1,464,000
1 July 2002 - 30 June 2003	-	105,000
1 July 2003 - 30 June 2004	1,166,000	1,166,000
1 July 2004 - 30 June 2005	16,000	16,000
1 July 2005 - 30 June 2006	16,000	16,000
1 July 2006 - 30 June 2007	16,000	16,000
1 July 2007 - 30 June 2008	16,000	16,000
Closing balance	2,530,000	2,799,000

6 Equity (continued)

	Notes	CONSOLIDATED GROUP 2003	CONSOLIDATED GROUP 2002	PARENT COMPANY 2003	PARENT COMPANY 2002 (000's)
b Asset revaluation reserves					
Opening balance		529,153	530,955	-	-
Movement in land and buildings revaluation reserve		(8,678)	(1,502)	-	-
Movement in publishing titles revaluation reserve		(506,476)	(300)	-	-
Closing balance		$13,999	$529,153	-	-
Comprising:					
Land and buildings revaluation reserve					
Opening balance		9,167	10,669	-	-
Transferred to deferred income tax	7	-	(5,155)	-	-
Adjustment to carrying value		-	(650)	-	-
Balance of subsidiary sold		-	78	-	-
Currency translation		(9)	263	-	-
Land and buildings revaluation reserve movement		(9)	(5,464)	-	-
Transfer to retained surplus on sale of assets	6c	(8,669)	3,962	-	-
Closing balance		$489	$9,167	-	-
Publishing titles revaluation reserve					
Opening balance		519,986	520,286	-	-
Impairment of publishing titles	14	(5,000)	(300)	-	-
Publishing titles revaluation reserve movement		(5,000)	(300)	-	-
Transfer to retained surplus on sale of assets	6c	(501,476)	-	-	-
Closing balance		$13,510	$519,986	-	-
c Retained earnings					
Opening balance		143,189	145,529	117,590	123,233
Net surplus for the period		388,475	37,815	21,173	30,429
Transferred from (to) land and building revaluation reserves	6b	8,669	(3,962)	-	-
Transferred from publishing title revaluation reserves	6b	501,476	-	-	-
Dividends paid		(38,015)	(36,072)	(38,015)	(36,072)
Current period associates deficit (surplus)		78	(121)	-	-
Disposal of investment in associates		80	-	-	-
Closing balance		$1,003,952	$143,189	$100,748	$117,590
d Currency translation reserve					
Opening balance		(9,199)	(5,496)	-	486
Currency movements against hedged assets and liabilities denominated in overseas currency		146	-	-	-
Amounts arising on translation of overseas subsidiaries' financial statements to NZ currency		(177)	(4,937)	-	-
Transfer from deferred income tax	7	-	1,234	-	-
Currency Translation reserve movements		(31)	(3,703)	-	-
Transfer to Statement of Financial Performance		-	-	-	(486)
Closing balance		($9,230)	($9,199)	-	-

	Notes	CONSOLIDATED GROUP 2003	CONSOLIDATED GROUP 2002	PARENT COMPANY 2003	PARENT COMPANY 2002 (000's)
7 Deferred income tax					
Opening balance		**6,051**	3,498	**(174)**	262
Balances of subsidiary sold		**-**	94	**-**	-
Currency translation		**10**	81	**-**	-
Net effect of realisable timing differences	4	**(8,040)**	(1,847)	**190**	(141)
Prior period deferred tax items		**887**	304	**-**	(295)
Transfer from asset revaluation reserve	6b	**-**	5,155	**-**	-
Transfer (to) currency translation reserve	6d	**-**	(1,234)	**-**	-
Closing balance		**($1,092)**	$6,051	**$16**	($174)
Comprising:					
Deferred income tax benefits		**(1,092)**	(1,497)	**-**	(174)
Deferred income tax liability		**-**	7,548	**16**	-

SKY has asset depreciation and other timing differences which give rise to $1,668,000 (2002: $18,251,000) of net deferred tax asset. This asset has not been recognised in accordance with the accounting policies as there is no certainty of realisation.

	Notes	CONSOLIDATED GROUP 2003	CONSOLIDATED GROUP 2002	PARENT COMPANY 2003	PARENT COMPANY 2002
8 Borrowings					
Opening balance		**779,203**	746,147	**434,500**	433,000
Debt repayment (at opening exchange rate)		**(461,410)**	(95,185)	**(434,500)**	(8,500)
Debt draw downs net of issuance costs (at closing exchange rate)		**19,722**	133,838	**-**	10,000
Currency translation to closing rate		**(644)**	(5,597)	**-**	-
Closing balance		**336,871**	779,203	**-**	434,500
Repayable within twelve months shown under current liabilities		**(19,115)**	(14,907)	**-**	-
Closing balance		**$317,756**	$764,296	**-**	$434,500

The group's borrowings have been arranged through two deed and facility structures:
Independent Newspapers Limited and wholly owned subsidiaries (INL borrowing group)
SKY Network Television Limited and its subsidiaries (SKY borrowing group)

The borrowings of each borrowing group are subject to separate facility agreements.

INL borrowing group
Independent Newspapers Limited and its guaranteeing subsidiaries have entered into a "negative pledge" form of deed dated 22 September 1997 under the terms of which the Group may raise money from time to time on an unsecured basis. The company has covenanted that it will not provide financial accommodation to SKY. All borrowings of the INL borrowing group are unsecured.

On June 30, 2003 the INL borrowing group repaid and then terminated the New Zealand Dollar Bank Loans and both the Promissory Notes and Term Bond issued under the Multi-Option facility.

	CONSOLIDATED GROUP 2003	CONSOLIDATED GROUP 2002	PARENT COMPANY 2003	PARENT COMPANY 2002
Term debt by type of facility:				
New Zealand dollar bank loans	**-**	355,000	**-**	355,000
Foreign currency bank loans	**9,166**	12,736	**-**	-
Multi-option facility - Promissory Notes	**-**	49,500	**-**	49,500
Multi-option facility - Term Bond	**-**	30,000	**-**	30,000
	$9,166	$447,236	**-**	$434,500

8 Borrowings (continued)

	Notes	CONSOLIDATED GROUP 2003	CONSOLIDATED GROUP 2002 (000's)
SKY borrowing group			
New Zealand dollar bank loans		**148,000**	157,000
Capital notes (net of issuance costs)		**107,996**	107,505
Finance leases		**71,651**	67,249
Other finance		**58**	213
		327,705	331,967
Repayable within twelve months shown under current liabilities		**(19,115)**	(14,907)
		$308,590	$317,060

In May 2003 SKY refinanced its bank facility with a $200 million senior secured five year revolving credit facility provided by a syndicate of banks.

Covenant terms of the bank facility; a) limit SKY's ability to dispose of its assets, although certain disposals are permitted, such as in the ordinary course of business, b) limit related party transactions, c) prohibit SKY from investing, commencing business or acquiring material capital assets outside its core business d) prohibit SKY from materially changing its licensing, programming or exclusivity rights and e) impose limits on additional external borrowings.

Furthermore, the bank facility requires the aggregate direct and indirect beneficial shareholdings of the NEWS Corporation to be at least 27.5% of the outstanding ordinary shares in SKY. This condition is entirely beyond the control of SKY. If the condition is not satisfied, an event of review would be deemed to have occurred and if agreed to by the majority of lenders (60%), all amounts outstanding could upon demand, become due and payable by SKY. The bank facility is secured by a first ranking fixed and floating charge over all the assets and undertakings of the SKY borrowing group.

The foreign currency finance lease liability is designated as an effective hedge of the transponder asset and accordingly the balance will fluctuate with changes in the NZD/AUD exchange rate. This fluctuation is partially offset by fluctuation in fixed assets (refer note 10) with the difference being recognised in the foreign currency translation reserve. The lease liability is secured by the leased assets and payments are due per the following schedule:

	2003	2002
Total principal	**71,651**	67,249
Future finance charges	**11,149**	13,413
	82,800	80,662
Repayment dates:		
before: June 2004 - 1 year	**23,250**	20,968
: June 2005 - 2 years	**23,957**	23,727
: June 2006 - 3 years	**23,728**	23,978
: June 2007 - 4 years	**11,865**	11,989
after : June 2008	**-**	-

8 **Borrowings (continued)**

In October 2001 SKY raised $111,076,000 through the issue of capital notes. Interest is payable on the capital notes at the rate of 9.3% per annum with interest payable quarterly. Prior to the first election date of October 15, 2006 SKY must notify the noteholders of the proportion of capital notes that it intends to redeem, and if applicable, the new terms on which noteholders may elect to roll-over their capital notes. Unless SKY redeems all capital notes each noteholder must elect to retain either some or all of their capital notes for a further period on new terms, or to convert some or all of their capital notes to ordinary shares in SKY at 98% of market price.

(000's)

	Notes	CONSOLIDATED GROUP 2003	CONSOLIDATED GROUP 2002	PARENT COMPANY 2003	PARENT COMPANY 2002
Consolidated group					
Debt by currency denomination:					
Australian dollars		80,817	79,985	-	-
New Zealand dollars		256,054	699,218	-	434,500
		$336,871	$779,203	-	$434,500
Repayment dates:					
within - 1 year		19,115	14,907	-	-
- 2 years		21,354	211,337	-	35,000
- 3 years		30,395	51,579	-	30,000
- 4 years		118,007	233,875	-	209,500
5 years and beyond		148,000	267,505	-	160,000
		$336,871	$779,203	-	$434,500
Interest rates applying to debt:					
Australian dollars		5.1-13.0%	5.3-13.0%	-	6.6%
New Zealand dollars		5.3-9.3%	5.3-9.3%	-	5.6-7.7%

9 **Financial risk management**

a **Interest rate risk**

The group has exposure to interest rate risk primarily through its term borrowings of the SKY borrowing group and short term deposits of the parent company, Independent Newspapers Limited.

The INL Board of Directors has put in place guidelines for the investment of short term deposits with the major banks in New Zealand. The Directors have also limited investment in commercial paper and bonds to investments with a Standard and Poors rating of not less than A3 (investment grade). In aggregate, commercial paper and bond investments cannot exceed 20% of total investments.

At June 30, 2003 the group had interest rate swaps and interest rate options with a face value of $165,000,000 (2002: $564,705,000) and the net principal balance of borrower interest rate management products outstanding was -

Interest rate swaps	55,000	254,705	-	224,705
Interest rate options	-	85,000	-	85,000

At June 30, 2003 the weighted average interest rate on borrower interest rate swaps was 6.21% (2002: 6.46%).

9 **Financial risk management**

a **Interest rate risk (continued)**

Repricing analysis

The following tables identify the periods in which financial assets and liabilities re-price interest rates. The effective interest rate indicates the interest rate at June 30 and are inclusive of the effects of interest rate swaps and interest rate options.

Repricing 2003 - consolidated

(000's)

	Effective interest rate	Total	Non-interest bearing	Interest rate repricing occurring before June 2004	June 2005	June 2006	June 2007	After June 2007
Financial assets:								
Bank and cash balances	4.26%	29,595	14,503	15,092	-	-	-	-
Short term deposits and investments	5.28%	753,000	-	753,000	-	-	-	-
Trade receivables	-	55,186	55,186	-	-	-	-	-
Financial liabilities:								
Trade payables	-	(27,126)	(27,126)	-	-	-	-	-
New Zealand dollar bank loans	6.18%	(148,000)	-	-	-	-	-	(148,000)
Capital notes	8.60%	(111,076)	-	-	-	-	(111,076)	-
Foreign currency bank loans	5.14%	(9,166)	-	(9,166)	-	-	-	-
Finance leases	9.05%	(71,651)	-	(19,057)	(21,354)	(21,229)	(10,011)	-
Other finance	8.00%	(58)	-	(58)	-	-	-	-
Net financial balance		470,704	42,563	739,811	(21,354)	(21,229)	(121,087)	(148,000)
Interest rate management products								
Interest rate swaps - fixed to floating interest rate		-	-	55,000	-	-	(55,000)	-
Interest rate swaps - floating to fixed interest rate		-	-	(45,000)	15,000	30,000	-	-
Interest rate options - floating to fixed interest rate		-	-	-	-	-	-	-
Net repricing profile		$470,704	$42,563	$749,811	($6,354)	$8,771	($176,087)	($148,000)

9 Financial risk management
a Interest rate risk (continued)

Repricing 2002 - consolidated

(000's)

	Effective interest rate	Total	Non-interest bearing	Interest rate repricing occurring before June 2003	June 2004	June 2005	June 2006	After June 2006
Financial assets:								
Bank and cash balances	3.04%	9,702	-	9,702	-	-	-	-
Short term deposits and investments	0.00%	-	-	-	-	-	-	-
Trade receivables	-	101,519	101,519	-	-	-	-	-
Financial liabilities:								
Trade payables	-	(74,418)	(74,418)	-	-	-	-	-
Bank overdrafts	9.15%	(663)	-	(663)	-	-	-	-
Short term borrowing	5.62%	(9,800)	-	(9,800)	-	-	-	-
New Zealand dollar bank loans	7.08%	(512,000)	-	(512,000)	-	-	-	-
Capital notes	8.47%	(111,076)	-	-	-	-	-	(111,076)
Foreign currency bank loans	5.92%	(12,736)	-	(12,736)	-	-	-	-
Multi-option Facility - Promissory Notes	6.40%	(49,500)	-	(49,500)	-	-	-	-
Multi-option Facility - Term Bond	7.67%	(30,000)	-	-	-	(30,000)	-	-
Finance leases	10.25%	(67,249)	-	(14,773)	(19,258)	(21,579)	(11,639)	-
Other finance	8.00%	(213)	-	(134)	(79)	-	-	-
Net financial balance		(756,434)	27,101	(589,904)	(19,337)	(51,579)	(11,639)	(111,076)
Interest rate management products								
Interest rate swaps - fixed to floating interest rate		-	-	(85,000)	-	30,000	-	55,000
Interest rate swaps - floating to fixed interest rate		-	-	288,894	(90,000)	(56,947)	(70,000)	(71,947)
Interest rate options - floating to fixed interest rate		-	-	65,000	(20,000)	(15,000)	(30,000)	-
Net repricing profile		($756,434)	$27,101	($321,010)	($129,337)	($93,526)	($111,639)	($128,023)

Repricing 2003 - parent

	Effective interest rate	Total	Non-interest bearing	Interest rate repricing occurring before June 2004	June 2005	June 2006	June 2007	After June 2007
Financial assets:								
Bank and cash balances	-	14,477	14,477	-	-	-	-	-
Short term deposits and investments	5.28%	753,000	-	753,000	-	-	-	-
Trade receivables	-	136	136	-	-	-	-	-
Net repricing profile		$767,613	$14,613	$753,000	-	-	-	-

9 Financial risk management
a Interest rate risk (continued)

Repricing 2002 – parent

(000's)

	Effective interest rate	Total	Non-interest bearing	Interest rate repricing occurring before June 2003	June 2004	June 2005	June 2006	After June 2006
Financial assets:								
Bank and cash balances	1.80%	118	-	118	-	-	-	-
Financial liabilities:								
Short term borrowing	5.62%	(9,800)	-	(9,800)	-	-	-	-
New Zealand dollar bank loans	7.45%	(355,000)	-	(355,000)	-	-	-	-
Multi-option Facility - Promissory Notes	6.40%	(49,500)	-	(49,500)	-	-	-	-
Multi-option Facility - Term Bond	7.67%	(30,000)	-	-	-	(30,000)	-	-
Net financial balance		(444,182)	-	(414,182)	-	(30,000)	-	-
Interest rate management products								
Interest rate swaps - fixed to floating interest rate		-	-	(30,000)	-	30,000	-	-
Interest rate swaps - floating to fixed interest rate		-	-	178,894	(25,000)	(41,947)	(40,000)	(71,947)
Interest rate options - floating to fixed interest rate		-	-	65,000	(20,000)	(15,000)	(30,000)	-
Net repricing profile		($444,182)	-	($200,288)	($45,000)	($56,947)	($70,000)	($71,947)

9 **Financial risk management (continued)**

b **Currency risk**

The group is exposed to foreign currency risk primarily through transactions to purchase television programme rights, digital transmission services and customer decoder boxes from overseas suppliers plus ownership of offshore subsidiary companies. These transactions are in United States and Australian dollars and exposure to movements in these currencies against the New Zealand dollar are managed by the use of forward exchange contracts or foreign exchange options.

At balance date the group held the following levels of forward exchange contracts and foreign exchange options contracts -

(000's)

	Notes	CONSOLIDATED GROUP 2003	CONSOLIDATED GROUP 2002	PARENT COMPANY 2003	PARENT COMPANY 2002
Forward exchange contracts		**209,844**	222,399	-	-
Forward exchange options		**35,426**	18,072	-	-

At balance date the group held the following unhedged monetary asset and liabilities (all amounts in Australian dollars '000s) –

	Notes	CONSOLIDATED GROUP 2003	CONSOLIDATED GROUP 2002	PARENT COMPANY 2003	PARENT COMPANY 2002
Current assets					
Cash and bank balances		**2,589**	2,185	-	-
Net assets held for resale	26b	-	18,844	-	-
Receivables		**3,739**	3,335	-	-
Non current assets					
Group advances		-	-	**12,650**	15,661
Current liabilities					
Payables and accruals		**(3,966)**	(3,515)	-	-
Non current liabilities					
Borrowings		**(8,000)**	(11,000)	-	-
Net Australian dollar monetary items		**($5,638)**	$9,849	**$12,650**	$15,661

c **Credit risk**

Credit risk is the risk that a counter-party to a transaction with the group will fail to discharge its obligation causing the group to suffer financial loss.

Credit risk, apart from counter-party risks associated with foreign currency and interest rate risk management instruments, is mainly limited to the group's trade receivables and bank balances which are stated at fair value. Non-payment risks associated with debtors are reviewed regularly and provided against. The group's spread of customers is widely based with no particular customer having a balance material to the group. No collateral is held in respect of these financial assets.

Foreign exchange and interest rate risk management instruments and placements of surplus funds are only completed with financial institutions with acceptable credit ratings from known credit rating agencies..

d **Supplier risk**

The Group's ability to continue to competitively offer pay television services is dependent on its ability to contract for and obtain access to programming, particularly local and international sporting events, such as rugby union and rugby league, and popular movies produced by major film studios. In general, the Group has agreements in place with key suppliers of sports and movies to supply programming for periods of up to five years. Failure to renew such agreements or continue to obtain popular programming at competitive prices could materially adversely affect the Group's operating results.

9 **Financial risk management (continued)**

e **Fair values**

Financial instruments are carried at fair value in the Statement of Financial Position except as disclosed as below –

(000's)

(asset) liability	2003 Carrying amount	2003 Fair value	2002 Carrying amount	2002 Fair value
Consolidated Group				
Capital notes (net of issuance costs)	**107,996**	**113,445**	107,505	111,884
Multi-option Facility - Term Bond	-	-	30,674	30,812
Interest rate swaps	-	**(64)**	251	(536)
Interest rate options	-	-	(679)	(438)
Foreign exchange contracts and options	**(4,038)**	**(14,463)**	5,971	17,351
Parent Company				
Multi-option Facility - Term Bond	-	-	30,674	30,812
Interest rate swaps	-	-	211	(817)
Interest rate options	-	-	(679)	(438)

10 **Fixed assets**

(000's)

	Notes	2003 Cost/valuation 30 June 2003	2003 Accumulated depreciation	2003 Net book value 30 June 2003	2002 Cost/valuation 30 June 2002	2002 Accumulated depreciation	2002 Net book value 30 June 2002
Consolidated group:							
Land (at cost/valuation)		**2,097**	-	**2,097**	26,415	-	26,415
Buildings (at cost/valuation)		**9,003**	**(2,116)**	**6,887**	68,989	(4,810)	64,179
Television studio and broadcasting equipment	a	**199,272**	**(108,093)**	**91,179**	179,829	(87,177)	92,652
Other plant, vehicles and office equipment		**51,607**	**(27,239)**	**24,368**	311,045	(192,728)	118,317
Television decoders and associated equipment		**290,087**	**(175,268)**	**114,819**	265,824	(132,948)	132,876
Capitalised installation costs		**304,445**	**(189,457)**	**114,988**	261,275	(152,780)	108,495
Capital work in progress		-	-	-	4,069	-	4,069
		$856,511	**($502,173)**	**$354,338**	$1,117,446	($570,443)	$547,003
Assets represented by capitalised finance leases (included above):							
Broadcasting equipment		**133,013**	**(65,524)**	**67,489**	114,426	(49,863)	64,563
		$133,013	**($65,524)**	**$67,489**	$114,426	($49,863)	$64,563

These leases relate to satellite transponder services and are being depreciated through to December 2005. During the year the expected life of the satellite transponder was increased by one year.

Parent:							
Other plant, vehicles and office equipment		**14**	**(12)**	**2**	14	(12)	2

In accordance with the change in accounting policy the company did not complete a revaluation of land and buildings on the basis that these assets represented less than 1 percent of total assets carrying value and that further valuations were not warranted on a cost versus benefit basis. Land and buildings carrying value is based on valuation at June 30, 2000 plus additions at cost from this date.

Sky land and buildings with a book value of $6,028,000 representing cost less depreciation were independently valued by Darroch Associates Limited, registered valuers, to have a market value as at July 2001 of $10,250,000.

a Cost of television studio and broadcasting equipment includes $311,000 from the 2002 financial year for capitalised interest associated with acquisition of transponder capacity.

	Notes	CONSOLIDATED GROUP 2003	2002	PARENT COMPANY 2003	(000's) 2002
10 Fixed assets (continued)					
b Current period depreciation					
Buildings (at cost/valuation)		1,643	1,968	-	-
Television studio and broadcasting equipment		21,071	20,399	-	-
Other plant, vehicles and office equipment		23,034	21,773	-	-
Television decoders and associated equipment		46,628	40,685	-	-
Capitalised installation costs		36,677	29,467	-	-
	2b	$129,053	$114,292	-	-
11 Shares in companies					
Shares in listed companies		3	5	3	3
Shares in unlisted companies		-	-	-	7
		$3	$5	$3	$10
12 Investment in associate companies					
Investment at cost					
Opening balance		641	641	14	14
Written off on liquidation		(20)	-	(8)	-
Disposal of investment		(621)	-	(6)	-
Total investment at cost		-	641	-	14
Share of retained surplus (deficit) in associate companies		-	158	-	-
Closing balance	5	-	$799	-	$14
13 Investment in subsidiaries					
Shares:					
Opening balance				834,840	829,425
Subscription to share capital				-	5,780
Subsidiary companies wound up				-	(354)
Write down of shares in subsidiaries				(747)	(11)
				834,093	834,840
Advances:					
Amounts owing by subsidiaries				254,929	255,315
Amounts owing to subsidiaries				(1,299,091)	(82,715)
				(1,040,162)	172,600
Net balance				($206,069)	$1,007,440

At June 30, 2003 the group held 257,918,296 shares, 66.21 percent (2002: 66.25 percent) of the total issued capital of SKY. A full list of subsidiary and associate companies of the group can be found on page 47 of this report.

	Notes	CONSOLIDATED GROUP 2003	2002	PARENT COMPANY 2003	(000's) 2002
14 Publishing titles					
Opening balance		737,673	743,184	-	-
Additions at cost		9,351	-	-	-
Publishing titles sold		(704,185)	(300)	-	-
Decrease on impairment		(5,000)	(300)	-	-
Currency translation	6b	(447)	(4,911)	-	-
		37,392	737,673	-	-
Mastheads held for sale		-	(14,820)	-	-
Closing balance	26b	$37,392	$ 722,853	-	-
Publishing titles at cost		-	1,859	-	-
Publishing titles at Directors valuation		37,392	735,814	-	-
		37,392	737,673	-	-

In accordance with the change of accounting policy the company did not complete an independent valuation of publishing titles at year end.

Revalued publishing titles are stated at Directors valuation.

	Notes	CONSOLIDATED GROUP 2003	2002	PARENT COMPANY 2003	2002
15 Other intangible assets					
Goodwill					
Opening balance		6,103	8,806	-	-
Goodwill on subsidiaries acquired, sold or discontinued		(5,438)	(1,287)	-	-
Current period amortisation		(578)	(1,416)	-	-
Total goodwill	4	87	6,103	-	-
Broadcasting rights					
Right to renew programming rights		932	1,051	-	-
Satellite service development		32,883	27,181	-	-
Channel development		2,945	3,565	-	-
Other		197	245	-	-
		905	1,217	-	-
Current period amortisation	2b	(3,536)	(3,346)	-	-
		34,326	29,913	-	-
Closing balance		$34,413	$ 36,016	-	-

During the year fully amortised channel development costs of $7,159,000, satellite service development costs of $216,000 and other intangibles of $21,000 were written off.

	Notes	CONSOLIDATED GROUP 2003	2002	PARENT COMPANY 2003	2002
16 Inventories and programming rights					
Magazines, stationery and books		-	7,658	-	-
Publishing stocks		142	9,488	-	-
Television programming rights		40,955	47,624	-	-
Closing balance		$41,097	$64,770	-	-

	Notes	Consolidated Group 2003	Consolidated Group 2002	Parent Company 2003	Parent Company 2002 (000's)
17 Income tax payable (receivable)					
Opening balance		(2,789)	(2,431)	(11,897)	5,602
Current tax payable	4	1,094	3,339	(12,977)	(8,661)
Income tax (payments)		(1,785)	(1,003)	(817)	(24)
Foreign investor tax credits		(3,287)	(3,237)	(3,287)	(3,237)
Prior period income tax items		(104)	434	-	(16)
Income tax effect of subsidiaries sold		-	(7)	-	-
Transfer to publishing titles revaluation reserve	6b	-	-	-	-
Currency translation and other		36	116	-	-
Group transfers		-	-	26,183	(5,561)
Closing balance		($6,835)	($2,789)	($2,795)	($11,897)
Future income tax benefit		-	(573)	-	(8,802)
Income tax receivable		(7,227)	(2,216)	(7,341)	(3,237)
Income tax payable		392	-	4,546	142
Closing balance		($6,835)	($2,789)	($2,795)	($11,897)

Consolidated future income tax benefit represents losses carried forward for tax purposes and are subject to the requirements of income tax legislation in Australia. Prepayments of income tax primarily result from Foreign Investor Tax credits paid in New Zealand and can be off-set against New Zealand tax liabilities.

At June 30, 2003 SKY had tax losses to carry forward of approximately $106,000,000 (2002: $110,000,000) representing approximately $34,980,000 (2002: $36,300,000) of future income tax benefit. It is anticipated that $51,810,000 (2002: $53,147,000) of these losses will be used to offset INL's taxable income from the June 30, 2003 income year. Of the remaining $54,190,000 (2002: $56,852,000) approximately $38,924,000 (2002: $38,924,000) is not available for offset against consolidated group tax liability, but is available for SKY's use once a taxable profit is achieved.

	Notes	Consolidated Group 2003	Consolidated Group 2002	Parent Company 2003	Parent Company 2002
Imputation credit account					
Opening balance		(39,895)	(53,904)	(26,590)	(36,126)
Consolidated tax group movements		-	-	(13,086)	-
New Zealand income tax paid		(1,006)	(110)	(814)	-
Credits attached to dividends received		(1)	(56)	(259)	(4,953)
Credits attached to dividends paid		15,377	14,565	15,255	14,489
Balance at 31 March		(25,525)	(39,505)	(25,494)	(26,590)
New Zealand income tax paid		(56)	(390)	7	-
Credits attached to dividends received		-	-	-	-
Credits attached to dividends paid		-	-	-	-
Closing balance		($25,581)	($39,895)	($25,487)	($26,590)
18 Receivables					
Trade receivables					
- publishing and distribution		4,420	65,656	136	-
- television services		38,206	35,567	-	-
Loans to employees		-	18	-	-
Loans to associate companies		-	278	-	-
Balances owing from sale of business operations and other assets		12,560	-	-	-
Closing balance		$55,186	$101,519	$136	-

Advances by the parent company to group subsidiary companies are separately disclosed at note 13.

	Notes	Consolidated Group 2003	Consolidated Group 2002	Parent Company 2003	Parent Company 2002 (000's)
19 Payables, provisions and accruals					
Trade payables					
- publishing and distribution		1,354	30,588	-	-
- television services		25,772	43,830	-	-
Subscription billings in advance					
- publishing		276	16,454	-	-
- television services		25,403	21,514	-	-
Due to related parties		20,769	22,394	-	-
Goods and Services Tax payable		3,161	8,957	-	-
Employee wage deductions		980	4,534	-	-
Payable to purchaser of business operations		4,239	-		
Other short-term payables		20,306	26,062	2,626	3,003
Provision for employees' entitlements	a	3,718	14,097	-	-
Provision for restructuring	b	-	9,533	-	-
Closing balance		$105,978	$197,963	$2,626	$3,003

Advances owing by the parent company to group subsidiary companies are separately disclosed at note 13.

	Notes	Consolidated Group 2003	Consolidated Group 2002	Parent Company 2003	Parent Company 2002
a Provision for employees' entitlements					
Opening balance		14,097	12,826	-	-
Provision of subsidiary or business (sold) / acquired		(8,861)	(26)	-	-
Additional provision made		12,453	13,929	-	-
Transferred to assets held for resale	26b	-	(1,599)	-	-
Provision utilised during the year		(13,971)	(11,033)	-	-
Closing balance		$3,718	$14,097	-	-

Provision for employees' entitlements relates to benefits such as accrued leave and long service leave. The provision is estimated based on leave outstanding and remuneration levels at balance date.

	Notes	Consolidated Group 2003	Consolidated Group 2002	Parent Company 2003	Parent Company 2002
b Provision for restructuring					
Opening balance		9,533	-	-	-
Additional provision made		-	9,533	-	-
Provision utilised during the year		(9,533)	-	-	-
Closing balance		-	$9,533	-	-

Prior to June 30, 2002 the Directors approved and the group announced plans to merge both The Dominion and The Evening Post, daily newspapers published in Wellington, to form the new morning newspaper "The Dominion Post". The Directors also approved restructuring of operations at The Christchurch Press. These restructuring initiatives were completed during the year.

	Notes	CONSOLIDATED GROUP 2003	CONSOLIDATED GROUP 2002	PARENT COMPANY 2003	PARENT COMPANY 2002 (000's)
20 Commitments					
Capital expenditure:					
Commitments for capital expenditure on plant and machinery and additions to property amounted to:					
Publishing and magazine distribution		-	793	-	-
Television services		2,762	24,381	-	-
		$2,762	$25,174	-	-
Transmission services:					
SKY has contracts for transmission services with payment dates					
within - 1 year		9,173	8,424		
- 2 years		8,007	8,340		
- 3 years		6,877	6,948		
- 4 years		6,102	5,598		
- 5 years		6,102	5,598		
beyond 5 years		10,354	15,097		
		$46,615	$50,005		
Contracts for programmes:					
SKY has contracts for delivery of programmes with payment dates					
within - 1 year		102,610	108,288		
- 2 years		86,199	86,304		
- 3 years		61,707	79,708		
- 4 years		21,820	53,250		
- 5 years		829	15,682		
beyond 5 years		-	-		
		$273,165	$343,232		

Superannuation:
The company has previously been a participating employer under defined contribution superannuations plans. At June 30, 2003 the company had no employees who were members of these schemes.

Other commitments:
At June 30, 2003 the pension obligations of 30 former employees were transferred to the new owner of the groups' New Zealand publishing operations.

	CONSOLIDATED GROUP 2003	CONSOLIDATED GROUP 2002	PARENT COMPANY 2003	PARENT COMPANY 2002
21 Lease commitments				
Future payments due under non-cancellable operating leases are:				
Within 1 year	1,034	3,697	-	-
Between one and two years	521	2,868	-	-
Between two and five years	673	3,020	-	-
Beyond five years	77	373	-	-
	$2,305	$9,958	-	-

After balance date Sky entered into an agreement to lease premises at 16 Leonard Road, Mt Wellington for a term of twelve years commencing 1 April 2004. The annual rental is $300,000.

22 Contingent liabilities

At June 30, 2003 the group had undrawn letters of credit for $80,000 (2002: $380,000).

The group is subject to a number of litigation claims. The Directors believe there will not be any material loss arising from the actions currently outstanding.

In accordance with the agreement between INL and SKY for the grouping of tax losses the INL group is required to pay compensation to SKY when and if SKY becomes a taxpayer. At June 30, 2003 INL has recorded the benefit of $104,957,000 (2002: $53,147,000) of tax losses representing a potential future compensation payment of $34,636,000 (2002: $17,539,000).

In connection with the sale of the New Zealand publishing and distribution businesses to John Fairfax Holdings Limited on June 30, 2003, the company made certain warranties and may be liable in the event of material breach of those warranties. The warranties relate to representations of fact at the sale date and do not relate to future events or business performance. Any claim for breach of warranty must be lodged within a two year period of the sale and de minimus rules apply. In addition, and as a credit support for these warranties, the company is obliged to maintain a net worth of at least $200 million (less any warranty claims paid) for a period of three years.

23 Related party disclosures

Independent Newspapers Limited is an associate of The News Corporation Limited, a company incorporated in Australia.

The following related party transactions occurred over the course of the year in the normal course of business and on an "arms' length basis" -

a) SKY completed transactions with The News Corporation Limited affiliated companies in respect of the purchase of programming, publishing, smartcard and other broadcasting equipment to the value of $56,025,000 (2002: $53,587,000).

b) The group completed transactions with Telecom Corporation of New Zealand Limited ("TCNZ"), a substantial security holder in INL and SKY, in respect of telecommunications related expenditure totalling $8,462,000 (2002: $8,532,000). The group also sold to TCNZ advertising to the value of $3,216,000 (2001: $2,309,000) and television wholesaling revenue to the value of $13,939,000 (2002: $14,534,000).

c) Miss S M Moran, a parent company Director, is a partner in the law firm Oakley Moran, which has rendered various legal services to the group. Total fees during the year were $240,000.

	Notes	CONSOLIDATED GROUP (000's) 2003	2002
24 Industry and geographic segment information			
By industry segment			
Revenues:			
Printing, publishing and distribution		537,010	527,095
Television		391,272	344,608
Unallocated revenue		314	1,799
Total revenue		$928,596	$873,502
Segment results before unallocated items:			
Printing, publishing and distribution		122,130	108,102
Television		37,385	9,923
		159,515	118,025
Unallocated items:			
Revenues		314	1,799
Corporate and other trading costs		(8,776)	(11,235)
Finance costs		(59,685)	(61,002)
Goodwill amortised		(578)	(1,416)
Non-trading items		294,739	(11,552)
		226,014	(83,406)
Operating surplus before taxation		$385,529	$34,619
Segment assets:			
Printing, publishing and distribution		49,767	1,021,146
Television		1,094,936	1,104,152
		1,144,703	2,125,298
Unallocated assets		787,825	8,496
Total assets		$1,932,528	$2,133,794

By geographic region

Independent Newspapers Limited operates predominantly in New Zealand

25 Events occurring subsequent to balance date

a Sky reseller agreement

On July 17, 2003 SKY entered into a five year reseller and retransmission agreement with Telecom New Zealand Limited.

b Final dividend

On August 28, 2003 the Directors passed a resolution to pay a final dividend of 5 cents per ordinary share to shareholders on the register at September 12, 2003. The dividend will be fully imputed and will be paid on September 26, 2003.

c Sale of Geelong operations

On August 28, 2003 the Directors announced that INL has accepted an offer of $64 million from News Limited for the Geelong Advertiser group. This group constitutes INL's remaining operations in Australia, as well as its remaining printing and publishing operations, and settlement is expected on October 31, 2003.

d Takeover offer for minority interests in Sky

On August 28, 2003 the Directors announced that INL will make a takeover offer for the shares in Sky Network Television Limited that it does not already own (approximately 33% of the shares). The offer will be $3.35 in cash per Sky share plus three INL shares for every 10 Sky shares. Telecom Corporation of New Zealand Limited, which owns 12% of Sky, has agreed to accept the offer when it is made.

26 Discontinued operations

On 30 June, 2003 the New Zealand publishing and distribution operations of the group were sold for $1.188 billion. All working capital items, fixed assets and publishing titles of these operations were included in the sale.

At balance date $8,760,000 was due from the purchaser and the group owed the purchaser $4,239,000 in settlement of the transaction.

(000's)	Discontinued operations 2003	Continuing operations 2003
Financial performance		
Operating revenue	502,977	425,619
Operating expenses	(425,412)	(411,011)
	77,565	14,608
Goodwill amortised	(578)	-
Non-trading items	293,934	-
Operating surplus before taxation	370,921	14,608
Income tax benefit (expense)	7,883	(1,650)
Operating surplus after taxation	378,804	12,958
Financial position		
Total assets	-	1,932,528
Total liabilities	-	(443,241)
Cash flows		
Cash flows from operating activities	107,375	92,716
Cash flows from investing activities	(12,743)	1,092,634
Cash flows from financing activities	(97,994)	(398,602)

b Sale of business operations

On July 8, 2002 the company entered into an agreement for the sale of the net publishing assets and publishing titles of Bendigo Advertiser and Wimmera Mail effective from July 1, 2002. This sale was unconditional and proceeds of the transaction have been received in full. At 30 June 2002 the following assets and liabilities of operations were held for sale -

	CONSOLIDATED GROUP (000's) 2003	2002
Liabilities		
Employees' entitlements	-	(1,599)
Assets		
Land	-	920
Buildings	-	2,604
Other plant, vehicles and office equipment	-	2,344
Publishing titles	-	14,820
Receivables	-	2,321
Inventories and programming rights	-	408
Net assets held for sale	-	$21,818

KPMG

To the shareholders of Independent Newspapers Limited
We have audited the financial statements on pages 12 to 41. The financial statements provide information about the past financial performance and financial position of the company and group as at 30 June 2003. This information is stated in accordance with the accounting policies set out on pages 12 to 13.

Directors' responsibilities
The Directors are responsible for the preparation of financial statements which give a true and fair view of the financial position of the company and group as at 30 June 2003 and the results of their operations and cash flows for the year ended on that date.

Auditors' responsibilities
It is our responsibility to express an independent opinion on the financial statements presented by the Directors and report our opinion to you.

Basis of opinion
An audit includes examining, on a test basis, evidence relevant to the amounts and disclosures in the financial statements. It also includes assessing:

- the significant estimates and judgements made by the Directors in the preparation of the financial statements;
- whether the accounting policies are appropriate to the company's and group's circumstances, consistently applied and adequately disclosed.

We conducted our audit in accordance with New Zealand Auditing Standards issued by the Institute of Chartered Accountants of New Zealand. We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to obtain reasonable assurance that the financial statements are free from material misstatements, whether caused by fraud or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the financial statements.

Our firm has also provided other services to the company and certain of its subsidiaries in relation to taxation and general accounting services. Partners and employees of our firm may also deal with the company and group on normal terms within the ordinary course of trading activities of the business of the company and group. These matters have not impaired our independence as auditors of the company and group. The firm has no other relationship with, or interest in, the company or any of its subsidiaries.

Unqualified opinion
We have obtained all the information and explanations we have required.

In our opinion:

- proper accounting records have been kept by the company as far as appears from our examination of those records;
- the financial statements on pages 12 to 41:
  - comply with New Zealand generally accepted accounting practice;
  - give a true and fair view of the financial position of the company and group as at 30 June 2003 and the results of their operations and cash flows for the year ended on that date.

Our audit was completed on 28 August 2003 and our unqualified opinion is expressed as at that date.

KPMG

Wellington

($000)	30-Jun 2003	30-Jun 2002	30-Jun 2001	30-Jun 2000	30-Jun 1999
Turnover (1):					
Publishing and distribution (continuing)	34.3	527.7	523.0	520.1	999.1
Television services	391.3	343.2	26.8	0.0	0.0
Discontinued operations	503.0	2.6	0.0	2.8	1.4
Total	928.6	873.5	549.8	522.9	1,000.5
Earnings before interest, tax, depreciation and amortisation:					
Publishing and distribution (continuing)	6.0	115.4	117.3	119.2	112.3
Television services	150.8	114.6	7.6	0.0	0.0
Discontinued operations	125.7	-1.8	0.0	-0.3	0.1
Total	282.5	228.2	124.9	118.9	112.4
Trading profit before tax	92.2	49.6	70.2	76.0	53.2
Non trading items	293.9	-4.0	-1.0	-3.3	-0.5
Net surplus after tax	388.5	37.8	26.1	34.6	30.2
Shareholders' equity					
Share capital	461.1	458.8	491.3	333.1	332.4
Reserves	1,008.7	663.3	671.0	661.7	608.0
Shareholders' equity	1,469.8	$1,122.1	$1,162.3	$994.8	$940.4
Represented by					
Fixed assets	354.3	547.0	561.4	197.1	211.6
Investments	-	1.0	0.9	396.1	409.3
Publishing titles	37.4	722.9	743.2	744.0	663.1
Television brand	617.7	618.0	617.9	0.0	0.0
Other intangibles	34.4	36.0	29.7	7.6	35.7
Current assets	887.6	207.3	185.9	123.0	241.6
Deferred taxation	1.1	1.5	2.1	2.5	2.8
Total assets	1,932.5	2,133.7	2,141.1	1,470.3	1,564.1
Less:					
Current liabilities (2)	125.5	223.3	221.7	140.8	331.6
Non-current liabilities	317.8	764.3	729.8	328.4	285.4
Minority interest	19.4	16.5	21.7	0.5	0.2
Deferred income tax	-	7.5	5.6	5.8	6.5
	462.7	1,011.6	978.8	475.5	623.7
Net assets	1,469.8	$1,122.1	$1,162.3	$994.8	$940.4
Retained surplus (4)	350.5	1.7	10.6	-25.4	14.7
Portion of profit retained	90.2%	4.6%	40.5%	-73.4%	48.8%
Net assets per share	$3.47	$2.66	$2.70	$2.56	$2.43

	30-Jun 2003	30-Jun 2002	30-Jun 2001	30-Jun 2000	($000) 30-Jun 1999
Earnings rate on year end shareholders' equity	**26.4%**	3.4%	2.2%	3.5%	3.2%
Earnings per share					
- year end shares on issue (cents)	**91.8**	9.0	6.1	8.9	7.8
Earnings per share					
- weighted average shares on issue (cents)	**91.9**	8.9	6.7	8.9	7.8
Distribution to shareholders' (3)					
Rate of ordinary dividend (cents per share) (2)	**9.0**	8.5	4.0	7.0	8.0
Rate of special dividend (cents per share)	**-**	-	-	8.5	-
Dividends covered (times)	**10.2**	1.0	1.7	0.6	2.0
Number of shareholders	**4,745.0**	5,088	5,466	5,065	5,687
Employees' remuneration					
- publishing and distribution	**157.5**	168.8	165.9	163.5	182.6
- television services	**27.7**	26.7	2.5	-	-
Number of employees					
- publishing and distribution	**183**	3,214	3,304	3,324	3,829
- television services	**475**	436	421	-	-

(1) Turnover and EBITDA are disclosed as reported in financial statements for each period and are not restated to reflect sale and / or acquisition of business operations in subsequent years. From the year ended June 30, 2000 magazine distribution revenues are reported on a fee and margin basis, net of cost of magazines distributed.

(2) Financial Reporting Standard 15 - Provisions, Contingent Liabilities and Contingent Assets applies from financial year 2001. The group has made no provision within the Statement of Financial Position for the final dividend declared and due for payment following year end.

(3) Comparative rate of dividend and net asset per share figures have been adjusted for 2:1 share split in March 2000.

(4) Net surplus for year less dividends paid.

Geographic distribution of shareholdings as at August 16, 2003-09-11

REGISTERED ADDRESS OF SHAREHOLDERS	NO OF HOLDERS	PERCENT	NO. OF SHARES	PERCENT
New Zealand	4,616	97.28	231,663,202	54.71
Australia	78	1.64	191,415,994	45.2
Rest of world	51	1.08	445,773	0.09
Total	4,745	100.0	423,524,969	100.0
SIZE OF HOLDINGS				
1 - 999	766	16.14	392,899	0.09
1,000 - 4,999	2,182	45.99	5,471,811	1.29
5,000 - 9,999	884	18.63	5,969,186	1.41
10,000 - 49,999	758	15.97	13,920,410	3.29
50,000 - 99,999	53	1.12	3,743,658	0.88
100,000 - 499,999	72	1.52	15,064,425	3.56
500,000 - 999,999	7	0.15	4,909,647	1.16
1,000,000 and over	23	0.48	374,052,933	88.32
Total	4,745	100.0	423,524,969	100.0

Twenty largest shareholdings

SHAREHOLDER	NO OF SHARES	PERCENT
1 News Limited	191,071,488	45.11
2 Todd Communications Limited	62,036,862	14.64
3 Telecom Corporation of New Zealand Limited	38,708,928	9.13
4 National Nominees New Zealand Limited	17,241,188	4.07
5 Westpac Banking Corporation	13,347,597	3.15
6 Accident Compensation Corporation	10,503,998	2.48
7 Citibank Nominees (New Zealand) Limited	9,909,125	2.33
8 Custody and Investment Nominees Limited	3,934,406	0.92
9 AMP Life Limited	3,414,789	.080
10 ANZ Nominees Limited	3,360,315	0.79
11 Royal and Sun Alliance Life and Disability (New Zealand) Limited	3,247,024	0.76
12 AMP Superannuation Tracker Fund	2,276,687	0.53
13 Accident compensation Corporation a/c NZCSD	1,672,420	0.39
14 Premier Nominees Limited	1,612,278	0.38
15 Guardian Trust Investment Nominees (RWT) Limited	1,564,026	0.36
16 HSBC Nominees (NZ) Limited	1,535,935	0.36
17 NZGT Nominees Limited	1,411,022	0.33
18 BNZ Nominees Limited	1,326,970	0.31
19 T. E. A. Custodians Limited	1,270,046	0.29
20 N Z Guardian Trust company Limited	1,266,076	0.29

Substantial security holders

The following are substantial security holders under s. 26 Securities Amendment Act 1988

HOLDER	NO OF SHARES	PERCENT
News Limited	191,071,488	45.11
Todd Communications Limited	62,036,862	14.64
Telecom Corporations of New Zealand Limited	38,708,928	9.13

Directors' security holdings

HOLDER	NO OF SHARES
M R Colless	750
J M Hunn	6,000
C J Maiden (C J and J M Maiden Trust)	35,715
S M Moran	59,841

C J Maiden and R S Neville have non beneficial control of 168,780 shares as Trustees of the company's Senior Executive Superannuation Scheme.

Directors Remuneration

This section sets out the directors' fees and other remuneration received by directors of the company and its subsidiaries in the year ended June 30, 2003. The payments include directors' fees, any consultancy fees and (in the case of executive directors) salary and other benefits. Valuations of share options held by any executive directors for are not undertaken this purpose.

A number of directors of Independent Newspapers Limited and its subsidiary Sky Network Television Limited do not personally receive the directors' fees paid by those companies as they represent the interests of substantial security holders.

Independent Newspapers Limited

	$ 000s
R W Bryden	40.0
M R Colless	40.0
K E Cowley (Executive Chairman)	270.6
I E Gallung	40.0
J M Hunn	45.0
P J Macourt	40.0
C J Maiden	45.0
S M Moran	40.0
T Mockridge (Executive director)	204.2
R S Neville (Executive director)	383.4
H J D Rolleston	40.0
P F Wylie (Executive director)	621.9

Subsidiary companies

The Christchurch Press Limited	
H J D Rolleston	10.0
Geelong Advertiser Holdings Pty Limited	
D T Jennings	6.7
J M Morwood	7.9
A D Scott	6.7
Sky Network Television Limited	
M Bogoievski	29.4
R W Bryden	29.4
A B Downey	32.0
J Hart	34.7
J Fellet (Executive director)	471.5
P J Macourt	43.8
T Mockridge	6.3
R S Neville	11.0
I D Wells	29.4
M Williams	13.9
P F Wylie	18.5

Employee Remuneration

In the year ended June 30, 2003 employees and former employees of the company and its subsidiaries (other than directors of the company and its subsidiaries) received remuneration and other benefits as employees valued at $100,000 or more in the bands set out below.

The number of employees in this category has been inflated this year by redundancy payouts on June 30, 2003 as a consequence of the sale of the New Zealand publishing, magazine and distribution business.

REMUNERATION BAND	NO OF EMPLOYEES
$100,001 to $110,000	41
$110,001 to $120,000	41
$120,001 to $130,000	19
$130,001 to $140,000	23
$140,001 to $150,000	22
$150,001 to $160,000	9
$160,001 to $170,000	15
$170,001 to $180,000	6
$180,001 to $190,000	13
$190,001 to $200,000	8
$200,001 to $210,000	12
$210,001 to $220,000	6
$220,001 to $230,000	5
$230,001 to $240,000	8
$240,001 to $250,000	7
$250,001 to $260,000	3
$260,001 to $270,000	1
$270,001 to $280,000	1
$280,001 to $290,000	1
$290,001 to $300,000	2
$300,001 to $310,000	2
$310,001 to $320,000	2
$340,001 to $350,000	2
$351,000 to $360,000	1
$370,001 to $380,000	2
$380,001 to $390,000	1
$400,001 to $410,000	1
$410,001 to $420,000	2
$480,001 to $490,000	1

Donations

Donations by the company and its subsidiaries are shown at Note 2b on page 20. Subsidiary companies have provided additional assistance to a range of charitable and community organisations in advertising support.

Statutory information

Subsidiary Companies and their Directors

In December 2002, Independent Newspapers Limited acquired the minority interest in Taupo Times Limited, increasing its interest from 67.8% ownership to 100%.

On January 1, 2003 all wholly owned New Zealand based trading subsidiaries (other than Taupo Times Limited) amalgamated into Gordon and Gotch NZ Limited (using the short form Companies Act procedure) and that company then changed its name to INL Publishing Limited.

Group subsidiaries as at June 30, 2003 (all 100% owned except where stated) and their Directors were:

New Zealand registered companies:

Operating companies:

INL Publishing Limited
Taupo Times Limited
Independent Publishers Limited
Mercer Investments Limited
Sky Network Television Limited (66.21% owned)

Non-operating companies:

Alpha Petroleum Limited
Debt Retrieval Agency Limited
Evening Post Superannuation Nominee Limited
News Media Ownership Limited
Zaroma Investments Limited
Alpha Mining Limited

Directors of the above named subsidiaries (other than SKY) at June 30, 2003 were

R W Burt
P F Wylie

Directors of Sky Network Television Limited at June 30, 2003 were

P J Macourt
R W Bryden
M Bogoievski
A B Downey
J Fellet
J Hart
I D Wells
P F Wylie

Sky Network Television Limited

Sky Network Television Limited also owned one trading subsidiary, Sky DMX Music Limited (Directors J Simmons, M Wrigley, S Hopkinson and B Baxter), Sky Nominees Limited (J Hart and A B Downey) and two non-trading subsidiaries Cricket Max Limited (J Fellet) and Media Finance Limited (J Fellet).

Other non-trading subsidiaries at June 30, 2003 (all with J Fellet as sole Director) are being removed from the Companies Office register. They are:

American Movie Classics Limited
Cable News Network Limited
Cable Value Network Limited
Channel 9 Limited
Financial News Network Limited
Headline News Limited
Music TV Limited
Nickleodeon Pictures Limited
Orange Channel Limited
Orange Limited
Orange Television Limited
Prime Ticket Network Limited
Pronet (New Zealand) Limited
Sky Movies Limited
Sky News Limited
Sky Sport Limited
Sky Telecommunications Limited
Sports Channel Limited
Star Telecommunications Limited
Super Union Limited
Supernet (New Zealand) Limited
Superstation Holdings Limited
The Fashion Channel Limited
Travel Channel Limited
Video Jukebox Network Limited

Australian registered corporations (and their Directors):

INL Investments Australia Limited
(K E Cowley, C T Duck, R S Neville)
INL Newspapers Limited
(K E Cowley, C T Duck, R S Neville)
INL Bendigo Pty Limited
(C T Duck, R S Neville)
The Independent Property Company Pty Limited
(C T Duck)
INL Wimmera Pty Limited
(C T Duck, R S Neville)
INL Horshamprint Pty Limited
(C T Duck, R S Neville)
The Geelong Advertiser (Holdings) Pty Limited
(D T Jennings, J M Morwood, A D Scott)
The Geelong Advertiser Pty Limited
(D T Jennings, J M Morwood, A D Scott)
Geelong Newspapers Pty Limited
(D T Jennings, J M Morwood, A D Scott)
E-Port Internet Services Pty Limited
(C T Duck, R Seljak)

Statutory information

Disclosure of interests by Directors

R W Bryden

Director	Crown Castle Australia Pty Limited
Director	Crown Castle Australia Holdings Pty Limited
Director	eVentures New Zealand Limited (in liquidation)
Director	IndeServe Limited
Director	Metlifecare Limited
Director	Sky Network Television Limited
Director	Todd Capital Limited
Director	Todd Communications Limited (and other subsidiaries of The Todd Corporation Limited)
Director	Walker Wireless Limited

M R Colless

Director	News Limited
Shareholder	The News Corporation Limited

K E Cowley

Chairman	R M Williams Holdings Limited
Chairman	Australian Stockman's Hall of Fame
Director	The News Corporation Limited
Councillor	Royal Agricultural Society of New South Wales
Governor	Art Gallery of New South Wales
Governor	Curran Foundation

T E Gattung

Chair	AAPT Pty Limited
Director	TCNZ Finance Limited
Managing Director	Telecom Corporation of New Zealand Limited (and its subsidiaries)
Managing Director	Telecom New Zealand Limited
Chair	Kiwi Can Wellington Trust
Member	Growth and Innovation Advisory Board

J M Hunn

Chairman	Cricket Wellington Inc
Deputy Chairman	The Todd Corporation Limited
Trustee	Business and Parliamentary Trust
Trustee	The Todd Corporation Superannuation Plan
Trustee	Wellington Regional Stadium Trust
Governor	New Zealand Sports Foundation

P J Macourt

Chairman	Sky Network Television Limited
Director	Foxtel Management Pty Limited
Director	Fox Studios Australia Pty Limited
Director	News Limited
Director	Sports Investments Australia Pty Limited

C J Maiden

Chairman	Marsh Limited Advisory Group
Chairman	Transpower New Zealand Limited
Chairman	DB Breweries Limited (and its subsidiary companies)
Director	Fisher and Paykel Healthcare Corporation Limited
Director	Foodland Associates Limited
Director	The New Zealand Refining Co Limited
Member	P A Consulting Group Advisory Board
Trustee	Independent Newspapers Limited Superannuation Fund
Trustee	Independent Newspapers Limited Senior Executive Superannuation Scheme
Trustee	Gordon and Gotch (NZ) Limited Superannuation Fund (since resigned from these three Trusteeships)

S M Moran

Partner	Oakley Moran
Deputy Chair	Medical Practitioners Disciplinary Tribunal

H J D Rolleston

Chairman	Craigpine Holdings Limited
Chairman	ANZCRO Pty Limited
Director	Helicopters NZ Limited
Director	Flexi Autolease Limited
Director	H E Perry Limited
Director	Mercer Stainless Limited
Director	Mike Pero (NZ) Limited
Director	Polarcold Stores Limited
Director	Property for Industry Limited
Director	Scales Corporation Limited
Director	South Canterbury Finance Limited
Director	Broadway Industries Limited

P F Wylie

Director	Nationwide News Pty Limited
Director	News Limited
Director	Sky Network Television Limited

Disclosure of interests by directors of subsidiary companies
There were no entries in the Interests Register in the year ended June 30, 2003 other than in respect of Sky Network Television Limited. (Disclosures by Sky's Directors are noted in Sky's Annual Report for the year ended June 30, 2003 available from INL's Company Secretary on request.)

Specific disclosures and company information
No specific disclosures were made under section 140(1) of the Companies Act 1993, nor were any entries made in the Interests Register as to use of company information under section 145(3) of the Act.

Insurance and Indemnities
The company has resolved to enter into a deed of indemnity with its directors against liability incurred from the acts and omissions of directors subject to certain exceptions. The company has in place directors' and officers' liability insurance to cover risks normally covered by such policies arising out of the acts or omissions of directors or officers acting in that capacity.

Board of directors



Kenneth Edward Cowley, AO
Executive Chairman
A director of INL since 1990, chairman from 2001.



Peter F Wylie
A director of INL since 2002.



Robert William Bryden
BCA
Appointed a director in 2000.



Malcolm Robert Colless
A director of INL since 1992.



Theresa Elizabeth Gattung
LLB BMS(Hon)
Appointed a director in 2000.



John Murray Hunn
BCom, FACA
A director of INL since 1993.



Peter John Macourt
BCom, CA
Appointed a director in 2001.



Sir Colin James Maiden
ME, DPhil (Oxford), Hon LLD (Auckland)
A director of INL since 1989, chairman 1993 to 2001.



Sandra Mary Moran
LLB
A director of INL since 1985.



Humphry John Davy Rolleston
A director of INL since 1999.

Directory

BOARD OF DIRECTORS

Non-executive directors
K E Cowley AO (Chairman)
R W Bryden
M R Colless
I E Gattung
J M Hunn
P J Macourt
C J Maiden
S M Moran
H J D Rolleston

Executive directors
K E Cowley AO (Executive Chairman from 17 August 2002)
I Mockridge (Chief Executive to August 2002)
R S Neville ((Executive director to October 2002)
P F Wylie (Chief Executive from September 2002
to June 2003)

Company Secretary
Sean Wynne

Registered Office
Level 8
Majestic Centre
100 Willis Street
Wellington
New Zealand
Telephone 04 4969800
Facsimile 04 4969841

Postal address
P O Box 2595
Wellington

Corporate website
www.inl.co.nz

Share Registrar
Computershare Registry Services
Private Bag 92119
Auckland

Auditors
KPMG

Bankers
The National Bank of New Zealand Limited

Financial calendar
Financial year ends on June 30
Interim profit announcement mid-February
Annual result announced August / September
Annual meeting October
Interim dividend paid March / April
Final dividend for 2003 year payable September 26, 2003
(Share register closes September 12)

Further information is available on the company's website
www.inl.co.nz


SkyWatch











Sunday Star-Times

Exhibit 6

Press release dated October 24, 2003 announcing the takeover offer by Independent Newspapers for Sky Network Television Limited.

By Company

Released	Type	Headline
24 Oct, 2003, 11:28	TAKEOVER	INL takeover offer for SKY opens

Full Text of Announcement

The Executive Chairman of Independent Newspapers Limited ("INL"), Ken Cowley today announced that the takeover Offer for Sky Network Television Limited ("Sky") had begun and that the Offer had been mailed to all Sky shareholders.

INL's Offer is scheduled to close on 5 December 2003.

The takeover Offer to Sky shareholders is $3.35 cash for each Sky share and three INL shares for every 10 Sky shares and is unconditional. Any Sky shareholder accepting the Offer will be sent their cash and have their entitlement to INL shares registered within three working days.

Mr Cowley said that if more than 90 percent of Sky is acquired during the takeover, then INL would move to compulsorily acquire the remaining shares, amalgamate the two companies and return surplus capital from the sale of INL's publishing businesses to shareholders.

"We believe the takeover Offer and the amalgamation plan are the logical next steps for both companies.

"In the event that INL does not achieve 100 percent ownership of Sky we will not purchase Sky shares at a price higher than the current offer for twelve months," Mr Cowley said.

Regardless of the outcome of the Offer INL intends to distribute the maximum amount of surplus capital possible in a tax-efficient manner to INL shareholders, including those INL shareholders who acquire shares as a result of the Offer. INL will also apply for an ASX listing.

INL currently holds approximately 66.2% of the shares in Sky. As announced previously Telecom Corporation of New Zealand Limited has agreed to accept INL's Offer. Following acceptance of the Offer by Telecom, INL will hold approximately 78.2% of the shares in Sky.